     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 16, 1995
                                                   Registration No. 33-_________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                        UNIVERSAL HEALTH SERVICES, INC.
             (Exact name of registrant as specified in its charter)

         DELAWARE                                         23-2077891
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                           Identification Number)


                           UNIVERSAL CORPORATE CENTER
                              367 SOUTH GULPH ROAD
                      KING OF PRUSSIA, PENNSYLVANIA 19406
                                 (610) 768-3300

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           ALAN B. MILLER, PRESIDENT
                        UNIVERSAL HEALTH SERVICES, INC.
                           UNIVERSAL CORPORATE CENTER
                              367 SOUTH GULPH ROAD
                      KING OF PRUSSIA, PENNSYLVANIA 19406
                                 (610) 768-3300
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                --------------

           Copies of all communications, including all communications sent to the agent for service, should be sent to:


       Anthony Pantaleoni, Esq.               Daniel J. Zubkoff, Esq.
      Fulbright & Jaworski L.L.P.             Cahill Gordon & Reindel
           666 Fifth Avenue                        80 Pine Street
      New York, New York  10103              New York, New York 10005
          (212) 318-3000                          (212) 701-3000

                  --------------------------------------------

 Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this
                            Registration Statement.

                  --------------------------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: / /

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
   1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for
                     the same offering. / /_____________

 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities
          Act registration statement number of the earlier effective registration statement for the same offering. / / _______________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  / /

==================================================================================================================================
                                                  CALCULATION OF REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF    AMOUNT TO BE           PROPOSED MAXIMUM AGGREGATE     PROPOSED MAXIMUM AGGREGATE     AMOUNT OF
 SECURITIES TO BE          REGISTERED             PRICE PER UNIT(*)              OFFERING PRICE(*)              REGISTRATION FEE
 REGISTERED
- ----------------------------------------------------------------------------------------------------------------------------------
 DEBT SECURITIES . . .         $150,000,000                   100%               $150,000,000                   $51,724.14
==================================================================================================================================

     *Estimated solely for the purpose of calculating the registration fee.

                      ------------------------------------

 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
     AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
      SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE
         WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE
       REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE
          COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JUNE 16, 1995

PROSPECTUS


                                  $150,000,000

                        UNIVERSAL HEALTH SERVICES, INC.

                                DEBT SECURITIES

                           -------------------------


         Universal Health Services, Inc. ("UHS") intends to issue from time to time its senior unsecured debt securities (the "Debt Securities") at an aggregate initial offering price not to exceed $150,000,000 (or, if the principal of the Debt Securities is payable in a foreign currency, the equivalent thereof at the time of offering), which will be offered on terms to be determined at the time of sale. The accompanying Prospectus Supplement ("Supplement") sets forth the specific terms of the Series of Debt Securities (the "Series") in respect of which this Prospectus is being delivered, including the designation of the Debt Securities, the aggregate principal amount offered, the rate or rates of interest or the provisions for determining such rate or rates and the time of payment thereof, maturity, currency of payment, offering price, terms relating to redemption (whether mandatory, at the option of UHS or at the option of the holder) and information as to listing on any securities exchange.

         The Debt Securities may be sold directly by UHS through agents designated by UHS from time to time or through underwriters or dealers designated by UHS from time to time. If any agents of UHS or any dealers or underwriters are involved in the sale of the Series of Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable agent's commission, dealer's purchase price or underwriter's discount are set forth in or may be calculated from the Supplement. The net proceeds to UHS from such sale will be the purchase price of such Series of Debt Securities less such commission in the case of an agent, the purchase price of such Series of Debt Securities in the case of a dealer or the public offering price of such Series of Debt Securities less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See "Plan of Distribution" for indemnification arrangements for agents, dealers and underwriters. The underwriters for any offering may include:

Dillon, Read & Co. Inc.                              J.P. Morgan Securities Inc.

         BA Securities, Inc.                    Chemical Securities Inc.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                     THE CONTRARY IS A CRIMINAL OFFENSE.

                            -----------------------

                 SEE "RISK FACTORS" WHICH APPEARS ON PAGE 5 OF THIS PROSPECTUS FOR ADDITIONAL INFORMATION REGARDING THE COMPANY.

                            -----------------------

                 THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE DEBT SECURITIES UNLESS ACCOMPANIED BY THE SUPPLEMENT.

                 The date of this Prospectus is June __, 1995.

                             AVAILABLE INFORMATION

         UHS is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by UHS may be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at regional offices of the Commission at the Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus is a part.
For such information, reference is made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference herein, reference is made to such contract, agreement or other document for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         UHS hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act:
(i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994; and (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

         Each document filed by UHS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

         UHS will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, Universal Health Services, Inc., Universal Corporate Center, 367 South Gulph Road, King of Prussia, Pennsylvania 19406, telephone (610) 768-3300.

                                  THE COMPANY


General

         The principal business of Universal Health Services, Inc. (together with its subsidiaries, the "Company") is owning and operating acute care hospitals, behavioral health centers, ambulatory surgery centers and radiation oncology centers. Presently, the Company operates 30 hospitals, consisting of 15 acute care hospitals and 15 behavioral health centers, in Arkansas, California, Florida, Georgia, Illinois, Louisiana, Massachusetts, Michigan, Missouri, Nevada, Pennsylvania, Texas and Washington. The Company, as part of its Ambulatory Treatment Centers Division owns outright, or in partnership with physicians, and operates or manages 24 surgery and radiation oncology centers located in 14 states.

         The Company's strategy to enhance its profitability is to continue to provide high quality, cost-effective healthcare at each of its facilities. Services provided by the Company's hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, diagnostic care, coronary care, pediatric services and psychiatric services. The Company provides capital resources as well as a variety of management services to its facilities, including central purchasing, data processing, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Recent and Proposed Acquisitions and Development Activities

         The Company has a letter of intent and an agreement for or has recently consummated a number of acquisitions. In November 1994, the Company acquired Edinburg Hospital, a 112-bed acute care hospital located in Edinburg, Texas, which is in close proximity to McAllen, Texas, for $11.3 million and the assumption of liabilities totalling $2.2 million. In addition, the Company has agreed to construct and has acquired the land for a 100-bed hospital in Edinburg. This acquisition and development of the new hospital enable the Company to enhance its market leadership in McAllen, where it currently operates the 428-bed McAllen Medical Center ("McAllen Medical Center").
McAllen is in the fourth fastest growing metropolitan statistical area ("MSA") in the nation. (Source: Claritas Business Information Systems ("Claritas"), a market research firm, Forecast 1995-2000).

         In March 1995, the Company entered into an agreement with a subsidiary of Columbia/HCA Healthcare Corporation to exchange the operations and fixed assets of Westlake Medical Center, a 126-bed acute care hospital located in Westlake, California, and Dallas Family Hospital, a 104-bed acute care hospital in Dallas, Texas, and approximately $45 million in cash, for Aiken Regional Medical Centers, a 225-bed medical center complex in Aiken, South Carolina. Aiken is the leading hospital in its market and with its acquisition, the Company will commence operations in South

Carolina. The transaction, which is subject to regulatory approval, is currently scheduled to close in the third quarter of 1995.

         The Company has also entered into a letter of intent to purchase substantially all the assets of Manatee Memorial Hospital, a 512-bed acute care hospital, located in Bradenton, Florida, for $141 million in cash. Pending closing, the Company is managing the hospital for its current owners pursuant to a management agreement. Manatee, like Aiken, is a state-of-the art facility and is in a new market for the Company with highly favorable demographics. The transaction, which is subject to regulatory approval, is currently expected to close in the third quarter of 1995.

         In May 1995, the Company acquired Fuller Memorial Psychiatric Hospital, an 82-bed behavioral health center, for approximately $3 million. Fuller, located in southeastern Massachusetts and in close proximity to two of the Company's other behavioral health centers and its eleven day-treatment clinics, will augment the Company's ability to serve additional patients in southeastern Massachusetts.

         The Company is developing, with the participation of Howard Hughes Corporation, a medical complex including a 120-bed acute care hospital, an ambulatory surgery center, a medical office building and a diagnostic center in the community of Summerlin, Nevada, in western Las Vegas. Howard Hughes Corporation, the major landowner in Summerlin, has granted to the Company an exclusive right to operate medical facilities in Summerlin. When completed, this facility will enhance the Company's market presence in Las Vegas, the center of the fastest growing MSA in the nation (Source: Claritas Forecast 1995-2000).


                                  RISK FACTORS

         Concentration of Revenues. Valley Hospital Medical Center in Las Vegas, Nevada ("Valley Hospital") contributed 18%, 19%, 16% and 16% of the Company's net revenues and 32%, 35%, 32% and 32% of the Company's earnings before interest, income taxes, depreciation, amortization, lease and rental expense and non-recurring transactions (EBITDAR), for the quarter ended March 31, 1995, and for the three years ended December 31, 1994, 1993 and 1992, respectively, excluding the effect of the special Medicaid reimbursements received at one of the Company's Texas acute care hospitals of $3.3 million, $12.4 million, $13.5 million and $29.8 million for the quarter ended March 31, 1995, and for the years ended December 31, 1994, 1993 and 1992, respectively (the "Special Medicaid Reimbursements"). On a pro forma basis, assuming that the acquisitions of Aiken Regional Medical Centers, Manatee Memorial Hospital and Edinburg Hospital (acquired November 1994), and the dispositions of Dallas Family Hospital and Westlake Medical Center occurred on January 1, 1994 (the "Adjustments") and excluding the Special Medicaid Reimbursements, Valley Hospital would have contributed 15% of the Company's net revenues for the three month period ended March 31, 1995, and the year ended December 31, 1994, and 26% and 28%, respectively, of the Company's EBITDAR for such periods.

         McAllen Medical Center contributed 22%, 21%, 18% and 16% of the Company's net revenues and 36%, 35%, 32% and 24% of the Company's EBITDAR, for the quarter ended March 31, 1995, and for the years ended December 31, 1994, 1993 and 1992, respectively, excluding the Special Medicaid Reimbursements. On a pro forma basis, taking into account the Adjustments and excluding the Special Medicaid Reimbursements, McAllen Medical Center would have contributed 18% and 17% of the Company's net revenues for the three month period ended March 31, 1995, and the year ended December 31, 1994, respectively, and 28% of the Company's EBITDAR for each such period.

         Assuming the Adjustments and excluding the Special Medicaid Reimbursements, Manatee Memorial Hospital would have contributed 13% of the Company's net revenues for the three month period ended March 31, 1995, and the year ended December 31, 1994, and 15% of the Company's EBITDAR for both such periods. See "The Company -- Recent and Proposed Acquisitions and Development Activities."

         Competition. The healthcare industry has been characterized in recent years by increased competition for patients and staff physicians, excess capacity at general hospitals, a shift from inpatient to outpatient settings and increased consolidation. The principal factors contributing to these trends are advances in medical technology, cost-containment efforts by managed care payors, employers and traditional health insurers, changes in regulations and reimbursement policies, increases in the number and type of competing healthcare providers and changes in physician practice patterns. With a few exceptions, physicians are not employees of the Company's hospitals and members of the medical staffs of the Company's hospitals also serve on the medical staffs of hospitals not owned by the Company and may terminate their affiliation with the Company's hospitals at any time. The Company's future success will depend, in part, on the ability of the Company's hospitals to continue to attract and maintain staff physicians, and to organize and structure integrated healthcare delivery systems with other healthcare providers and physician practice groups. There can be no assurance that the Company's hospitals will continue to be able, on terms favorable to the Company, to attract physicians to their staffs, or to organize and structure integrated healthcare delivery systems, for which other healthcare companies with greater financial resources or a wider range of services may be competing. See "Business -- Competition."

         Limits on Reimbursement. The Company derives a substantial portion of its net revenues from third-party payors, including the Medicare and Medicaid programs. See "Business -- Sources of Revenue." Changes in government reimbursement programs have resulted in limitations on the growth rates of the reimbursement programs in, and, in some cases, in reduced levels of reimbursement for healthcare services, and additional changes are anticipated. Such changes are likely to result in further limitations on reimbursement levels. See "-- Healthcare Reform Legislation." In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required pre-admission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. In addition, efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue. The Company is unable to predict the effect these changes will have on its operations and significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on the financial results of the Company's operations.

         Healthcare Reform Legislation. In recent years, an increasing number of legislative initiatives have been introduced or proposed in Congress and in state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. Among the proposals that have been introduced are price controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a government health insurance plan or plans that would cover all citizens and increase payments by beneficiaries. In 1993, President Clinton introduced a healthcare reform bill that included a number of measures that were broadly viewed as increasing the scope of government regulation of the healthcare industry. Key elements in the President's proposal and other healthcare reform proposals included various insurance market reforms, the requirement that businesses provide health insurance coverage for their employees, reductions or lesser increases in the future growth rate of Medicare and Medicaid reimbursement to providers and more stringent government cost controls. None of these proposals has been adopted. There continue to be efforts at the Federal level to introduce various insurance market reforms, expanded fraud and abuse and anti-referral legislation and further reductions in the growth rate of Medicare and Medicaid reimbursement. The House of Representatives and the Senate each recently passed bills which would limit the future rate of growth of the Medicare program from 10% annually to 7% annually and in the Medicaid program from 10% annually to 4% annually (as specified in the House of Representatives' plan). The Company cannot predict whether any of the above proposals or any other proposals will be adopted, and if adopted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on the Company's business. In Texas, a law has been passed which mandates that the State apply for a waiver from current Medicaid regulations to allow it to require that certain Medicaid participants be serviced through managed care providers. The Company is unable to predict whether Texas will be granted such a waiver or the effect on the Company's business of such law. See "Business -- Regulation and Other Factors."

         Liability Insurance. For most of its hospitals, the Company is self-insured for its general liability risks for claims limited to $5 million per occurrence and for its professional liability risks for claims limited to $25 million per occurrence. Coverage in excess of these limits up to $100 million is maintained with major insurance carriers.

During 1994 and 1993, the Company purchased general and professional liability occurrence policies with commercial insurers for two of its acute care facilities and six of its behavioral health centers. These policies include coverage up to $25 million per occurrence for the acute care hospitals, and from $1 million to $2 million per occurrence for the behavioral health centers, subject to certain aggregate limits, in each case without the payment of any deductible, for general and professional liability risks. Although the Company feels that it currently has adequate insurance coverage, the commercial policies are limited to one-year terms and require annual renegotiation or replacement. The Company has no assurance that it will be able to maintain such insurance in the future on terms acceptable to the Company.

         Control By Principal Stockholder. Alan B. Miller, UHS' Chairman of the Board, President and Chief Executive Officer, controls approximately 88% of the general voting power of UHS. As such, Mr. Miller can elect the majority Board of Directors of UHS and accomplish a merger, sale, transfer of assets or other significant transaction without the approval of UHS' other stockholders.

                                USE OF PROCEEDS

         Unless otherwise provided in the Supplement, the net proceeds from the sale of the Debt Securities offered by this Prospectus and the Supplement will be added to the Company's general funds and used for general corporate purposes. Until so utilized, it is expected that such net proceeds will be invested in interest bearing time deposits or short-term marketable securities.

                        PRO FORMA FINANCIAL INFORMATION



         In March 1995, the Company entered into an agreement with a subsidiary of Columbia/HCA Healthcare Corporation ("Columbia") to acquire the operations and fixed assets of Aiken Regional Medical Centers ("Aiken"), including Aiken Regional Medical Center, The Carolina Cancer Center and the Aurora Pavilion. The assets to be acquired include the real property and moveable equipment together with intangible assets and certain working capital accounts, excluding accounts receivable.

         In exchange for Aiken, the Company agreed to transfer to Columbia the assets and operations of Westlake Medical Center and Dallas Family Hospital and approximately $45 million in cash. Coincident with the Aiken transaction, the Company will acquire the property of Westlake Medical Center which it currently leases from Universal Health Realty Income Trust ("UHT"), in exchange for other property consisting of additional real estate assets currently owned by the Company but related to three acute care facilities currently owned by UHT and operated by the Company, which will be transferred to and leased back from UHT. These additional real estate assets represent major additions and expansions made to the facilities since the purchase of the properties from the Company in 1986. The Westlake property will then be transferred to Columbia. In addition to the Westlake property, the real and personal property of Dallas Family Hospital, and certain working capital accounts of both facilities, excluding accounts receivable, will be acquired by Columbia.

         The Company has entered into a letter of intent to purchase substantially all of the assets and operations of Manatee Memorial Hospital, a 512-bed acute care hospital located in Bradenton, Florida, for $141 million in cash. The assets to be acquired include the real and personal property, working capital, and intangible assets.

         In November 1994, the Company acquired the assets and operations of Edinburg Hospital, a 112-bed acute care hospital located in Edinburg, Texas, for approximately $11.3 million and the assumption of liabilities totalling $2.2 million.

         The Pro Forma Consolidated Statements of Income were prepared as if the transactions occurred as of the beginning of the period presented. The Pro Forma Condensed Consolidated Balance Sheet was prepared as if the transactions occurred on March 31, 1995. These pro forma financial statements should be read in connection with the historical financial statements and notes thereto included elsewhere or incorporated by reference in this Prospectus.

         The pro forma financial information is unaudited and is not necessarily indicative of the consolidated results which actually would have occurred if the transactions had been consummated at the beginning of the periods presented, nor does it purport to present the future financial position and results of operations for future periods.

                UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1995
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                                                 ACQUISITIONS
                                            THE COMPANY              AND               PRO FORMA                 THE COMPANY
                                             HISTORICAL        DIVESTITURES (A)        ADJUSTMENTS                 PRO FORMA
                                             ----------        ----------------        -----------                 ---------
                ASSETS
                ------

   CURRENT ASSETS:
     Cash and cash equivalents                 $   1,832            $       -            $       -                  $    1,832
     Accounts receivable, net                     90,511               22,139                                          112,650
     Other current assets                         21,234                4,267                                           25,501
     Deferred income taxes                        18,491                    -                                           18,491
                                          ---------------------------------------------------------            ----------------
        TOTAL CURRENT ASSETS                     132,068               26,406                                          158,474
                                          ---------------------------------------------------------            ----------------

   Property and equipment, net                   335,420               55,915                1,599   (B)               392,934
   Other Assets:
     Excess of cost over fair
        value of assets acquired                  37,572                    -              112,933   (C)               150,505
     Deferred income taxes                         2,742                    -                    -                       2,742
     Deferred charges and other                   31,430                  891                                           32,321
                                          ---------------------------------------------------------            ----------------

        TOTAL ASSETS                           $ 539,232            $  83,212            $ 114,532                   $ 736,976
                                          =========================================================            ================

   LIABILITIES AND
   STOCKHOLDERS' EQUITY
   -------------------

   CURRENT LIABILITIES:
     Current maturities of debt                $   7,175            $    (187)               $   -                  $    6,988
     Accounts payable and
         accrued expenses                         92,072               15,207                    -                     107,279
     Federal and state taxes                      17,228                    -                3,000   (D)                20,228
                                          ---------------------------------------------------------            ----------------
       TOTAL CURRENT LIABILITIES                 116,475               15,020                3,000                     134,495

   Other non-current liabilities                  74,831                  532               (3,000)  (D)                72,363
   Long-term debt, net of
      current maturities                          75,038               (1,957)             186,731   (E)               259,812
   Common stockholders' equity                   272,888               69,617              (72,199)  (F)               270,306
                                          ---------------------------------------------------------            ----------------
        TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY                   $ 539,232            $  83,212            $ 114,532                   $ 736,976
                                          =========================================================            ================


  The accompanying notes and management's assumptions are an integral part of this statement.

                UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                              ACQUISITIONS
                                           THE COMPANY            AND             PRO FORMA                THE COMPANY
                                            HISTORICAL      DIVESTITURES (a)     ADJUSTMENTS                PRO FORMA
                                            ----------      ----------------     -----------                ---------
  Net Revenues                                   $782,199           $174,527         $   (687)    (b)            $956,039

  Operating charges:
    Operating expenses                            298,108             73,808             2,000    (d)             371,729
                                                                                       (2,187)    (e)
    Salaries and wages                            286,297             49,507                 -                    335,804
    Provision for doubtful accounts                58,347             15,721                 -                     74,068
    Depreciation and amortization                  42,383              7,374             6,043    (f)              55,800
    Lease and rental expense                       34,097             (1,307)            2,386    (g)              35,176
    Interest expense, net                           6,275              8,905             3,790    (h)              18,970
    Non-recurring charges                           9,763                  -                 -                      9,763
                                           ----------------------------------------------------         -----------------
        Total expenses                            735,270            154,008            12,032                    901,310
                                           ----------------------------------------------------         -----------------

  Income before income taxes                       46,929             20,519          (12,719)                     54,729
  Provision for income taxes                       18,209              4,986           (2,027)    (i)              21,168

                                           ----------------------------------------------------         -----------------
  Net income                                     $ 28,720           $ 15,533        $ (10,692)                   $ 33,561
                                           ====================================================         =================

  Earnings per common and common
  equivalent share                                  $2.02                                                           $2.36
                                           ===============                                              =================

  Weighted average number of common
  shares and equivalents                       14,389,000                                                      14,389,000
                                           ===============                                              =================

  The accompanying notes and management's assumptions are an integral part of this statement.

                UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                   FOR THE THREE MONTHS ENDED MARCH 31, 1995
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                ACQUISISTIONS
                                              THE COMPANY            AND             PRO FORMA              THE COMPANY
                                               HISTORICAL     DIVESTITURES (a)      ADJUSTMENTS              PRO FORMA
                                               ----------     ----------------      -----------              ---------
   Net Revenues                                  $220,715           $43,342             $(210)   (b)           $263,347
                                                                                         (500)   (c)
   Operating charges:
     Operating expenses                            84,469            19,384                500   (d)            102,800
                                                                                       (1,053)   (e)
                                                                                         (500)   (c)
     Salaries and wages                            78,021            10,947                  -                   88,968
     Provision for doubtful accounts               17,185             3,946                  -                   21,131
     Depreciation and amortization                 11,310             1,433              1,650   (f)             14,393
     Lease and rental expense                       8,772             (482)                596   (g)              8,886
     Interest expense, net                          1,614             2,393                967   (h)              4,974
     Non-recurring charges                              -                 -                  -                        -
                                           ---------------------------------------------------             ------------
           Total expenses                         201,371            37,621              2,160                  241,152
                                           ---------------------------------------------------             ------------

   Income before income taxes                      19,344             5,721            (2,870)                   22,195
   Provision for income taxes                       7,503             1,188               (98)   (i)              8,593

                                           ---------------------------------------------------             ------------
   Net income                                     $11,841           $ 4,533          $ (2,772)                  $13,602
                                           ===================================================             ============

   Earnings per common and common
   equivalent share                                 $0.85                                                         $0.98
                                           ===============                                                 ============
   Weighted average number of common
   shares and equivalents                      13,942,000                                                    13,942,000
                                           ===============                                                 ============




  The accompanying notes and management's assumptions are an integral part of this statement.

               UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

           NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


BASIS OF PRESENTATION:

The accompanying pro forma financial statements have been prepared to reflect the completion of the Aiken, Manatee and Edinburg Transactions as described in the introductory note to these pro forma financial statements. The anticipated transactions will be accounted for as purchases by the Company when completed.

ADJUSTMENTS TO PRO FORMA CONSOLIDATED BALANCE SHEET

(A) To reflect the historical cost basis of the assets acquired and liabilities assumed in the Aiken and Manatee Transactions, net of the assets and liabilities divested as part of the Aiken Transaction.

                                        THE MANATEE TRANSACTION                 THE AIKEN TRANSACTION
                                    ----------------------------     -------------------------------------------
                                                    ASSETS AND                     ASSETS AND      UHS ASSETS /         NET
                                     MANATEE        LIABILITIES       AIKEN        LIABILITIES     LIABILITIES     ACQUISITIONS/
                                    HISTORICAL      NOT ACQUIRED    HISTORICAL    NOT ACQUIRED      DIVESTED       DIVESTITURES
                                    ----------          --------    ----------    ------------      --------       ------------
                ASSETS
                ------
  CURRENT ASSETS:
    Cash and cash equivalents          $16,247        $(16,247)       $1,537         $(1,537)       $       -           $     -
    Accounts receivable, net            22,237                -       15,431         (15,431)            (98)            22,139
    Other current assets                 4,651          (1,577)        2,321                -         (1,128)             4,267
                                    ---------------------------------------------------------------------------------------------
       TOTAL CURRENT ASSETS             43,135         (17,824)       19,289         (16,968)         (1,226)            26,406
                                    ---------------------------------------------------------------------------------------------

  Property and equipment, net           55,619                -       42,401                -        (42,105)            55,915
  Excess of cost over fair
       value of assets acquired              -                -        7,946          (7,946)               -                 -
  Deferred charges and other            37,341         (36,456)        1,897          (1,855)            (36)               891
                                    ---------------------------------------------------------------------------------------------
       TOTAL ASSETS                   $136,095        $(54,280)      $71,533        $(26,769)       $(43,367)           $83,212
                                    =============================================================================================
  LIABILITIES AND EQUITY
  ----------------------
  CURRENT LIABILITIES:
    Current maturities of debt          $1,737         $(1,737)   $        -          $     -       $   (187)           $ (187)
    Accounts payable and
       accrued expenses                 18,425          (1,163)        5,990            (900)         (7,145)            15,207
                                    ---------------------------------------------------------------------------------------------
       TOTAL CURRENT LIABILITIES        20,162          (2,900)        5,990            (900)         (7,332)            15,020
                                    ---------------------------------------------------------------------------------------------

  Other non-current liabilities            532                -            -                -               -               532
  Long-term debt, net                   80,869         (80,869)       35,255         (35,255)         (1,957)           (1,957)
  Equity                                34,532           29,489       30,288            9,386        (34,078)            69,617
                                    ---------------------------------------------------------------------------------------------
       TOTAL LIABILITIES AND EQUITY   $136,095        $(54,280)      $71,533        $(26,769)       $(43,367)           $83,212
                                    =============================================================================================

(B) To adjust the carrying value of property and equipment acquired to fair value.

(C) To record the excess of cost over the fair value of net tangible assets acquired.

(D) To reclassify income taxes currently payable as a result of these transactions.

(E) To record the net borrowings necessary to finance the Aiken and Manatee Transactions.

(F) As a result of the Aiken Transaction, the Company will record an additional loss of approximately $2.6 million resulting from the divestiture of certain assets at amounts less than their carrying values.

ADJUSTMENTS TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME:

(a) To reflect the historical revenues and operating expenses of the hospitals acquired and divested as part of the Manatee, Aiken and Edinburg transactions. The revenues and expenses of Edinburg reflected in the table below are for the period from January 1, 1994 through the date of acquisition (November 7, 1994). Operating results of Edinburg subsequent to the date of acquisition are included in UHS's historical financial statements for the year ended December 31, 1994 and for the three month period ended March 31, 1995.

                          YEAR ENDED DECEMBER 31, 1994

                                                                   THE AIKEN TRANSACTION
                                                          -------------------------------------
                                                                                                                      NET
                                                                                       DALLAS                    ACQUISITIONS/
                                              MANATEE       AIKEN       WESTLAKE       FAMILY       EDINBURG     DIVESTITURES
                                              -------       -----       --------       ------       --------     ------------
    Net Revenues                               $119,552      $84,012     $(32,230)    $(21,176)        $24,369     $174,527

    Operating charges:
      Operating expenses                         49,640       36,227      (12,977)      (9,812)         10,730       73,808
      Salaries and wages                         38,708       25,637      (14,138)      (9,122)          8,422       49,507
      Provision for
      doubtful accounts                           8,228        9,687       (3,083)      (1,816)          2,705       15,721
      Depreciation and
      amortization                                5,832        3,824       (2,071)      (1,360)          1,149        7,374
      Lease and rental
      expense                                     1,607        1,445       (3,924)        (712)            277       (1,307)
      Interest expense, net                       7,520          337             -            -          1,048        8,905
                                                -------      -------      --------     --------      ---------      -------
          Total operating expenses              111,535       77,157      (36,193)     (22,822)         24,331      154,008
                                                -------      -------      --------     --------      ---------      -------

    Income (loss) before income taxes             8,017        6,855       (3,963)      (1,646)             38       20,519

    Provision (benefit) for income taxes              -        2,816       (1,533)        (637)              -        4,986
                                               --------      -------       -------     --------      ---------      -------

    Net income (loss)                           $ 8,017      $ 4,039      $(2,430)     $(1,009)       $     38      $15,533
                                               --------      -------      --------     --------      ---------      -------

                       THREE MONTHS ENDED MARCH 31, 1995

                                                               THE AIKEN TRANACTION
                                                     ---------------------------------------
                                                                                                    NET
                                                                                    DALLAS     ACQUISITIONS/
                                         MANATEE        AIKEN       WESTLAKE        FAMILY      DIVESTITURES
                                         -------        -----       --------        ------      ------------
     Net Revenues                           $34,240       $22,289      $(7,830)       $(5,357)         $43,342

     Operating charges:
       Operating expenses                    14,714        10,441       (3,534)        (2,237)          19,384
       Salaries and wages                    10,141         6,445       (3,468)        (2,171)          10,947
       Provision for                          2,500         2,322         (456)          (420)           3,946
       doubtful accounts
       Depreciation and                       1,430           950         (554)          (393)           1,433
       amortization
       Lease and rental                         349           317         (980)          (168)           (482)
       expense
       Interest expense, net                  2,333            60             -              -           2,393
                                            -------       -------       -------        -------         -------
           Total operating expenses          31,467        20,535       (8,992)        (5,389)          37,621
                                            -------       -------       -------        -------          ------

     Income (loss) before income taxes        2,773         1,754       (1,162)           (32)           5,721

     Provision for income taxes                   -           726         (450)           (12)           1,188
                                            -------       -------       -------       --------           -----

     Net income                             $ 2,773        $1,028       ($ 712)        $  (20)          $4,533
                                            -------       -------       -------       --------          ------

                                                                       Year Ended             Three Months Ended
                                                                    December 31, 1994           March 31, 1995
                                                                    -----------------           --------------
    (b) To eliminate intercompany interest received by                    (687)                      (210)
    Manatee from an affiliate

    (c) To eliminate management fees charged by UHS to                      -                        (500)
    Manatee                                                                                           500

    (d) To adjust operating expenses at Manatee for state                 2,000                       500
    and local taxes other than income taxes and other
    operating costs.

    (e) To eliminate management fees paid to affiliates of               (2,187)                    (1,053)
    Aiken and Manatee.

                                                                        Year Ended             Three Months Ended
                                                                     December 31, 1994           March 31, 1995
                                                                     -----------------           --------------
     (f) To adjust the historical depreciation  and
     amortization expense of Manatee, Aiken and Edinburg
     based on average depreciable lives of 20 years for
     buildings and improvements, 5 years for equipment and 15
     years for amortization of goodwill.                                   6,893                      1,862

     To adjust historical depreciation expense on the real
     property transferred to UHT as part of the Aiken
     Transaction.                                                          (850)                      (212)
                                                                           -----                      -----

     Net increase in depreciation and amortization                         6,043                      1,650
                                                                           =====                      =====


     (g) To record lease and rental expense relating to the                2,386                        596
     assets transferred from UHS to UHT.


     (h) To eliminate the historical interest expense at                  (8,905)                    (2,393)
     Aiken, Manatee and Edinburg.

     To record interest on borrowings to finance the Aiken,
     Manatee and Edinburg Transactions using borrowings under
     the Company's commerical paper and revolving credit
     facilities at an average rate of 6.4% in 1994 and 7.1%
     in 1995                                                               12,695                     3,360
                                                                           ------                     -----

     Net increase in interest expense.                                      3,790                       967
                                                                           ======                     =====

                                                                          (2,027)                      (98)
     (i) To adjust tax expense.

                       SELECTED FINANCIAL AND OTHER DATA

 The selected consolidated financial and other data presented below for, and as of the end of, each of the five years in the period ended December 31, 1994, have been derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP.  The selected consolidated financial data presented below for, and as of the end of the three-month periods ended March 31, 1994 and 1995 have been prepared on the same basis as the audited financial statements of the Company and include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. This data should be read in conjunction with the consolidated financial statements, related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results
     of Operations" and other financial information included elsewhere or incorporated by reference in this Prospectus.


                                                                                                                  THREE MONTHS
                                                                                                                ENDED MARCH 31,
                                                      YEARS ENDED DECEMBER 31,                                    (UNAUDITED)
                              -----------------------------------------------------------------------      -------------------------
                                 1990            1991           1992          1993           1994               1994         1995
                              -----------------------------------------------------------------------      -------------------------
                                                                     (DOLLARS IN THOUSANDS)
 STATEMENT OF
 OPERATIONS:
   Net revenues                $674,982       $691,619      $731,227       $761,544       $782,199           $194,432   $220,715


 Costs and expenses:
   Operating expenses           261,091        283,511       285,922        299,645        298,108             74,327     84,469
   Salaries and wages           244,881        255,067       265,017        280,041        286,297             69,870     78,021
   Provision for
     doubtful accounts           47,304         44,832        45,008         55,409         58,347             13,208     17,185
     Depreciation and
     amortization                48,468         35,022        49,059         39,599         42,383              9,920     11,310
     Lease and rental
     expense                     31,982         34,479        33,854         34,281         34,097              8,491      8,772
   Interest expense, net         22,589          8,150        11,414          8,645          6,275              1,822      1,614

   Nonrecurring charges            ----           ----          ----          8,828          9,763               ----       ----
                              -----------------------------------------------------------------------      -------------------------
     Total operating
       charges                  656,315        661,061       690,274        726,448        735,270            177,638    201,371
                              -----------------------------------------------------------------------      -------------------------

 Income before income
   taxes                         18,667         30,558        40,953         35,096         46,929             16,794     19,344
 Provision for income
   taxes                          7,060         10,239        20,933         11,085         18,209              6,507      7,503
                              -----------------------------------------------------------------------      -------------------------
 Net income                     $11,607        $20,319       $20,020        $24,011        $28,720            $10,287    $11,841
                              =======================================================================      =========================
   Ratio of earnings to
     fixed charges(1)               1.5x           2.4x           2.7x          2.7x           3.6x               4.6x       5.4x

 OTHER FINANCIAL DATA:
 EBITDA(2)                      $89,724        $73,730       $71,626        $78,668        $92,950            $25,536    $28,968
 EBITDA/Interest                    4.0x           9.0x          6.3x           9.1x          14.8x              14.0x      17.9x
 Debt/EBITDA                        2.4x           2.4x          1.7x           1.0x           1.0x               ----       ----

 Capital expenditures:
   Acquisitions(3)               $4,800           ----        $7,188        $11,526        $25,853            $  ----     $ ----
   Other(4)                     $29,125        $43,196       $40,554        $55,908        $54,423            $11,871    $13,536



                                                                   DECEMBER 31,                                     MARCH 31,
                                                                                                                   (UNAUDITED)
                                          ----------------------------------------------------------       ------------------------
                                             1990         1991        1992        1993        1994              1994         1995
                                          ----------------------------------------------------------       ------------------------
                                                                          (DOLLARS IN THOUSANDS)
 BALANCE SHEET DATA:
   Working capital                           $50,836      $14,345     $33,716     $15,500    $14,607          $26,485       $15,593
   Total assets                              535,041      500,706     472,427     460,422    521,492          476,502       539,232
   Long-term borrowings                      205,646      127,235     114,959      75,081     85,125           78,844        75,038
   Total debt                                214,002      179,872     118,696      79,394     92,361           83,664        82,213
   Total stockholders' equity                167,419      184,353     202,903     224,488    260,629          235,301       272,888

- -------------------------

(1) The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes and extraordinary items plus fixed charges. Fixed charges include interest expense, interest element of lease rental expense, and amortization of debt issuance costs.

(2) Represents earnings before interest expense, income taxes, depreciation, amortization and nonrecurring charges, excluding the additional revenues from the special Medicaid reimbursements received by one of the Company's acute care facilities which participates in the Texas Medical Assistance Program. The amounts excluded from each year are as follows: 1990-$0; 1991-$0; 1992-$29.8 million; 1993-$13.5 million;
     1994-$12.4 million.  The amounts excluded from the quarters ended
     March 31, 1994 and 1995 are $3.0 million and $3.3 million, respectively.

(3) Includes expenditures for acquisition of businesses and property held for lease and does not include assumed indebtedness and other liabilities.

(4) Includes property and equipment additions, non-cash capital lease obligations and acquisition of properties previously leased.

                          MANAGEMENT'S DISCUSSION AND
                        ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

THREE MONTHS OF 1995 COMPARED TO THREE MONTHS OF 1994 (CONSOLIDATED)

         Net revenues increased 14% or $26 million to $220.7 million for the three months ended March, 31, 1995 as compared to the comparable prior year period due primarily to revenue growth at facilities owned during both periods and the acquisition of a 112-bed acute care hospital in November of 1994. Net revenues at hospital facilities owned during both periods increased 8% or $15 million for the three months ended March 31, 1995 as compared to the comparable prior year period, excluding the additional revenues received from the special Medicaid reimbursements received by one of the Company's Acute Care facilities which participates in the Texas Medical Assistance Program. Upon meeting certain conditions of participation and serving a disproportionally high share of the State's low income patients, the hospital became eligible and received additional reimbursement from the state's disproportionate share hospital fund totaling $3.3 million and $3.0 million for the three months ended March 31, 1995 and 1994, respectively. These programs are scheduled to terminate in August 1995 and the Company cannot predict whether these programs will continue beyond the scheduled termination date.

         Excluding the net revenue effects of the special Medicaid reimbursement programs mentioned above, EBITDAR increased 11% or $3.8 million to $37.8 million for the three months ended March 31, 1995 as compared to $34.0 million in the comparable prior year period. Overall operating margins, excluding the special Medicaid reimbursements, were 17.3% for the three months ended March 31, 1995 as compared to 17.8% in the comparable prior year period.

Acute Care Services

         Net revenues from the Company's acute care hospitals and ambulatory treatment centers accounted for 85% of the consolidated net revenues for each of the three-month periods ended March 31, 1995 and 1994. Net revenues at the Company's acute care hospitals owned during both periods increased 9% during the three months ended March 31, 1995 over the comparable prior year period, after excluding the revenues received from the special Medicaid reimbursements described above. Despite the continued shift in the delivery of healthcare services to outpatient care, the Company's acute care hospitals experienced a 4% increase in patient days and a 10% increase in admissions for the three months ended March 31, 1995 as compared to the comparable prior year period. Outpatient activity at the Company's acute care hospitals continues to increase as gross outpatient revenues at these hospitals increased 17% for the three months ended March 31, 1995 over the prior year period and continues to comprise 23% of the Company's acute care gross patient revenues. The increase is primarily the result of advances in medical technologies, which allow more services to be provided on an outpatient basis, increased pressure from Medicare, Medicaid, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis and the acquisition of several physician practices. To accommodate the increased utilization of outpatient services, the Company has expanded or redesigned several of its outpatient facilities and services.

         In addition, to take advantage of the trend toward increased outpatient services, the Company has continued to invest in the acquisition and development of ambulatory surgery and radiation oncology centers which have contributed to the increase in the Company's outpatient revenues. As of March 31, 1995, the Company operated or managed 22 outpatient treatment centers, which have contributed to the increase in the Company's outpatient revenues.

Behavioral Health Services

         Net revenues from the Company's behavioral health services accounted for 14% and 15% of the consolidated net revenues for the three-month period ended March 31, 1995 and 1994, respectively. Net revenues at the Company's behavioral health centers owned during both periods increased 2% during the three months ended March 31, 1995 over the comparable prior year period due primarily to a 12% increase in admissions and a 1.4% increase in patient days. The average length of stay was 12.9 days in the 1995 quarter compared to 14.3 days in the 1994 quarter. The reduction in the average length of stay is a result of changing practices in the delivery of psychiatric care and continued cost containment pressures from payors which includes a greater emphasis on the utilization of outpatient services. Management of the Company has anticipated these trends by developing and marketing new outpatient treatment programs. The shift to outpatient care is reflected in higher revenues from outpatient services, as gross outpatient revenues at the Company's behavioral health centers increased 25% for the three months ended March 31, 1995 as compared to the comparable prior year quarter and now comprises 16% of behavioral health gross patient revenues as compared to 13% in the prior year quarter.

Other Operating Results

         Depreciation and amortization expense increased $1.4 million for the three months ended March 31, 1995 as compared to the comparable prior year period due primarily to the acquisition of a 112-bed acute care hospital in November of 1994 and additional depreciation expense related to capital expenditures and expansions made in the Company's acute care division.

         Interest expense decreased 11% in the 1995 first quarter as compared to last year's first quarter due to lower average outstanding borrowings.

         The effective tax rate was 39% in each of the quarters ended March 31, 1995 and 1994.

1994 COMPARED TO 1993 AND 1992 (CONSOLIDATED)

         Net revenues increased 3% ($21 million) to $782 million in 1994 and 4% ($30 million) to $762 million in 1993. Increases in both periods resulted primarily from revenue growth at facilities owned during each of the last three years, and the acquisition and development of ambulatory treatment centers, net of the revenue effects of facilities sold during these periods. Net revenues at hospital facilities owned during all three periods increased by 6.7% ($46 million) in 1994 over 1993 and 7.2% ($47 million) in 1993 over 1992, excluding, as discussed above, the additional revenues received from the special Medicaid reimbursements received by one of the Company's acute care facilities which participates in the Texas Medical Assistance Program. Upon meeting certain conditions of participation and serving a disproportionately high share of the state's low income patients, the hospital became eligible and received additional reimbursements totalling $12.4 million in 1994, $13.5 million in 1993 and $29.8 million in 1992 from the state's disproportionate share hospital fund. As discussed above, these programs are scheduled to terminate in August 1995 and the Company cannot predict whether these programs will continue beyond the scheduled termination date. Net revenues at the Company's ambulatory treatment centers increased to $17 million in 1994 from $11 million in 1993 and $2 million in 1992. The Company sold two hospitals in the fourth quarter of 1993, which reported net revenues of $38 million in 1993 and $48 million in 1992.

         Excluding the revenue effects of the special Medicaid reimbursement programs, EBITDAR increased from $106 million in 1992 to $113 million in 1993 and to $127 million in 1994. Overall operating margins improved from approximately 15% in both 1992 and 1993 to 16.5% in 1994. The improvement in the Company's overall operating margins in 1994 is due primarily to the divestiture of two low margin acute care facilities in 1993 and lower insurance expense in 1994 as compared to the previous two years.

Acute Care Services

         Net revenues from the Company's acute care hospitals and ambulatory treatment centers accounted for 85%, 84% and 84% of consolidated net revenues in 1994, 1993 and 1992, respectively.

         Net revenues at the Company's acute care hospitals owned during each of the last three years increased 9% in 1994 over 1993 and 7% in 1993 over 1992, after excluding the revenues received from the special Medicaid reimbursements described above. Despite the continued shift in the delivery of healthcare services to outpatient care, the Company's acute care hospitals experienced a 10% increase in inpatient admissions and a 7% increase in patient days in 1994 due primarily to additional capacity and expansion of service lines at two of the Company's larger facilities. Admissions and patient days at these facilities remained relatively unchanged during 1993 as compared to 1992. Outpatient activity at the Company's acute care hospitals increased as gross outpatient revenues at these hospitals increased 16% in 1994 over 1993 and 18% in 1993 over 1992 and comprised 24% of the Company's gross patient revenues in 1994 and 1993 and 23% in 1992. The increase was primarily the result of advances in medical technologies, which allow more services to be provided on an outpatient basis, and increased pressure from Medicare, Medicaid, HMOs, PPOs, and insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis.

         Excluding the revenues received from the special Medicaid reimbursements described above, operating margins (EBITDAR) at the Company's Acute Care hospitals owned during all three years were 19.9%, 19.5% and 21.3% in 1994, 1993 and 1992, respectively. The margin improvement in 1994 over 1993 was primarily the result of lower insurance expense. The margin decline from 1992 to 1993 resulted primarily from deterioration in payor mix and general industry trends. Pressure on operating margins is expected to continue due to the industry-wide trend away from charge based payors which limits the Company's ability to increase its prices.

Behavioral Health Services

         Net revenues from the Company's behavioral health services accounted for 14%, 15% and 15% of consolidated net revenues in 1994, 1993 and 1992, respectively. Net revenues at the Company's behavioral health centers owned during each of the last three years decreased 7% in 1994 as compared to 1993 due primarily to a reduction in patient days. Despite a 12% increase in admissions in 1994, patient days decreased 3% due to a reduction in the average length of stay to 13.8 days in 1994 from 15.9 days in 1993. The reduction in the average length of stay was a result of changing practices in the delivery of psychiatric care and continued cost containment pressures from payors which includes a greater emphasis on the utilization of outpatient services. Net revenues at these hospitals increased 6% in 1993 as compared to 1992 due to a 17% increase in admissions offset by a reduction in the average length of stay to 15.9 days in 1993 from an average stay of 20.0 days in 1992. The shift to outpatient care is reflected in higher revenues from outpatient services, as gross outpatient revenues at the Company's behavioral health centers increased 17% in 1994 over 1993 and 39% in 1993 over 1992 and comprised 15% of psychiatric gross patient revenues in 1994 as compared to 13% in 1993 and 10% in 1992.

         Operating margins (EBITDAR) at the facilities owned during all three years were 15.8% in 1994, 21.5% in 1993 and 17.6% in 1992. The decrease in the profit margin in 1994 as compared to 1993 was primarily caused by the decrease in the facility's net revenues which declined due to an increase in Medicaid denials, a decrease in days of care delivered and a decline in the net revenue per day.

Other Operating Results

         During 1994, the Company recorded $9.8 million of nonrecurring charges which includes a $4.3 million loss on the anticipated disposal of two acute care facilities. The Company expects to exchange these facilities, along with cash, for a 225-bed medical complex. See "The Company--Recent and Proposed Acquisitions and Development Activities." Also included in nonrecurring charges is a $2.8 million write-down in the carrying value of a behavioral health center owned by the Company and leased to an unaffiliated third party which is currently in default under the terms of the lease agreement, a $1.4 million write down recorded against the book value of the real property of a behavioral health center, and $1.3 million of expenses related to the disposition of a non-strategic business. Included in the $8.8 million of nonrecurring charges recorded in 1993 is a $4.4 million loss on disposal of two acute care facilities divested during the fourth quarter of 1993 and $4.4 million related to the winding down or disposition of non-strategic businesses.

         Depreciation and amortization expense increased $2.8 million in 1994 over 1993 due primarily to $1.9 million in such expenses related to the Company's acquisition of ambulatory treatment centers and the increased depreciation expense related to capital expenditures and expansions made in the Company's acute care division. Depreciation and amortization expense decreased approximately $9.5 million in 1993 as compared to 1992, due primarily to a $13.5 million amortization charge in 1992 resulting from the revaluation of certain goodwill balances. Partially offsetting this decrease was a $2.4 million increase in depreciation and amortization expense related to the Company's acquisitions of outpatient treatment centers.

         Interest expense decreased 27% in 1994 as compared to 1993 and 24% in 1993 as compared to 1992 due to lower average outstanding borrowings.

         The effective tax rate was 39%, 32% and 51%, in 1994, 1993 and 1992, respectively. The increase in the effective tax rate for 1994 as compared to 1993 was due to the 1993 tax provision containing a reduction in the state tax provision. The reduction in the effective tax rate in 1993 as compared to 1992, in addition to the reduction in the state tax provision mentioned above, was attributable to the above mentioned $13.5 million goodwill amortization recorded in the 1992 period, which was not deductible for income tax purposes.


INFLATION

         The healthcare industry is very labor intensive and salaries and benefits are subject to inflationary pressures, as are supply costs which tend to escalate as vendors pass on the rising costs through price increases. Although the Company cannot predict its ability to continue to cover future costs increases, management believes that through the adherence to cost containment policies, labor management and reasonable price increases, the effects of inflation, which has not had a material impact on the results of operations during the last three years, on future operating margins should be manageable. However, the Company's ability to pass on these increased costs associated with providing healthcare to Medicare and Medicaid patients may be limited since although these fixed payments rates are indexed for inflation annually, the increases have historically lagged behind actual inflation.


LIQUIDITY AND CAPITAL RESOURCES

         Net cash provided by operating activities was $24.1 million during the first three months of 1995, and $60.6 million, $84.6 million and $81.7 million for the 1994, 1993 and 1992 fiscal years, respectively. The $24.0 million decrease in 1994 as compared to 1993 was primarily attributable to an increase in the number of days of revenues in accounts receivable, acceleration in the payment of income taxes and an increase in the payments made in settlement of the Company's self-insurance reserves. The unfavorable change in the outstanding accounts receivable was caused by a temporary decline in cash collections due to information system conversions at the Company's hospitals. During each of the past three years, the net cash provided by operating activities substantially exceeded the scheduled maturities of long-term debt.

         The Company has entered into an agreement to acquire a 225-bed medical complex in Aiken, South Carolina and a letter of intent to acquire a 512-bed acute care hospital located in Bradenton, Florida in exchange for aggregate consideration of approximately $186 million in cash and two acute care facilities. In addition, in connection with the acquisition of Edinburg Hospital in 1994, the Company will invest at least an additional $30 million over a ten-year period to renovate the existing facility and construct an additional facility within four years. The Company plans to spend approximately $55 million over a four-year period in connection with the development of a medical complex in Summerlin, Nevada. See "The Company -- Recent and Proposed Acquisitions and Development Activities." Excluding expenditures related to acquisitions, expansions and new services, the Company believes it will make capital expenditures of approximately $30 million in each of 1995 and 1996.

         The Company expects to finance all capital expenditures and acquisitions with internally generated funds and borrowed funds. Borrowed funds may be obtained through the Company's existing commercial paper program, under the Company's unsecured revolving credit agreement or pursuant to the sale of debt securities which may be offered hereby. The Company's commercial paper program provides for loans, secured against patient accounts receivable, of up to $50 million at any time outstanding. The Company's unsecured revolving credit agreement, which expires on March 31, 2000, provides, subject to certain conditions, for $225 million of borrowing capacity, until March 31, 1998, $210 million until March 31, 1999 and $185 million until March 31, 2000. As of March 31, 1995, the Company had approximately $236 million of unused borrowing capacity under its commercial paper program and revolving credit facility. To reduce the impact of changes in interest rates on the cost of its debt, the Company, from time to time, enters into interest rate swap agreements. Currently, the Company has one such agreement with a notional principal amount of $10 million. The Company also entered into forward starting interest rate swaps in the notional principal amount of $100 million to hedge the underlying treasury component of the interest rate on a portion of the debt securities which may be offered hereby. The Company expects to unwind these swaps on the issue date of such debt securities resulting in an effective treasury rate component of approximately 7.15%.


                          HEALTHCARE INDUSTRY OVERVIEW

         Healthcare is one of the largest industries in the United States, representing total expenditures of approximately $938.3 billion, or 13.9% of gross domestic product, in 1994 according to the Federal Healthcare Financing Administration ("HCFA"). Increases in healthcare expenditures, including hospital expenditures, historically have outpaced inflation due to, among other factors, the aging of the population and the increased availability and use of high-technology treatments and tests. According to HCFA, healthcare expenditures increased by approximately 6.1% in 1994 from approximately $884.0 billion in 1993.

         In response to escalating healthcare costs, government and private purchasers of healthcare services have undertaken substantial revisions in their payment methodologies and have increased significantly the degree to which they monitor the utilization of services. Additionally, payors increasingly are utilizing HMOs and PPOs as cost-effective alternatives to traditional fee-for-service health insurance plans. See "Business - Regulation and Other Factors." Under these systems, hospitals bear the financial risk of providing healthcare services since they receive a specific, fixed reimbursement for each treatment, or specific fixed periodic payments based on the number of members of the HMO or PPO served or eligible for service by that hospital, regardless of the actual costs of providing the care. These payment systems have resulted in increased contractual allowances and discounts to hospitals' standard charges for services and a shift from inpatient to outpatient care.

         These changes in payment methodologies have created many changes in the provision of healthcare. A significant shift from inpatient to outpatient care has resulted in significant unused hospital capacity and increases in the utilization of outpatient services and greater outpatient revenues. As a result, in part, of the changes in the industry, there has been significant consolidation in the hospital industry over the past few years. In response to payor trends, integrated healthcare networks have been established to provide a continuum of patient care in a cost-effective framework.

                                    BUSINESS

General

         The principal business of the Company is owning and operating acute care hospitals, behavioral health centers, ambulatory surgery centers and radiation oncology centers. Presently, the Company operates 30 hospitals, consisting of 15 acute care hospitals and 15 behavioral health centers, in Arkansas, California, Florida, Georgia, Illinois, Louisiana, Massachusetts, Michigan, Missouri, Nevada, Pennsylvania, Texas and Washington. The Company, as part of its Ambulatory Treatment Centers Division owns outright, or in partnership with physicians, and operates or manages 24 surgery and radiation therapy centers located in 14 states.

         Services provided by the Company's hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, diagnostic care, coronary care, pediatric services and psychiatric services. The Company provides capital resources as well as a variety of management services to its facilities, including central purchasing, data processing, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.


BUSINESS STRATEGY

         The Company's strategy to enhance its profitability is to continue to provide high quality, cost-effective healthcare at each of its facilities. Key elements of the Company's strategy are:

         - to establish and maintain market leadership positions in small and medium-sized markets with favorable demographics;

         - to develop or participate in the leading integrated healthcare delivery system in each of its hospital's markets;

         -       to develop and maintain strong relationships with physicians;

         - to maintain a low cost structure while providing high quality care; and

         -       to attract managed care contracts.


Establish and Maintain Leadership Positions in Small and Medium-Sized Markets with Favorable Demographics

         The Company believes that small and medium-sized markets provide the Company with strong opportunities for profitability since such markets typically are less competitive than major metropolitan markets and have lower cost structures. The Company strives to enhance its leadership position in its existing markets by improving the hospital's physical plant, by improving and increasing the services offered by the hospital and by making complementary acquisitions or constructing additional facilities. In determining whether to enter new markets, the Company considers, among other factors, the competitive situation and demographic profile.

         Examples of the Company's development and expansion of operations in small and medium-sized markets is the Company's recent acquisition and development activities. In Las Vegas, which is located in the fastest growing MSA in the nation, the Company owns the 398-bed Valley Hospital. At Valley Hospital, the Company recently developed an outpatient surgery center, conducted a major renovation of its emergency room and is establishing a neonatal intensive care unit. In addition, to further enhance the Company's leadership in Las Vegas, the Company is developing, with the Howard Hughes Corporation, a medical complex, including a 120-bed acute care hospital, an ambulatory surgery center, a medical office building, and a diagnostic center in the community of Summerlin, Nevada, in western Las Vegas. Howard Hughes Corporation has granted to the Company the exclusive right to operate medical facilities in Summerlin.

         In McAllen, Texas, to complement the Company's market leading 428-bed McAllen Medical Center, the Company recently acquired Edinburg Hospital, located in Edinburg, north of McAllen. McAllen is in the fourth fastest growing MSA in the nation. The Company plans to further expand its presence in the McAllen market by building a new 100-bed acute care hospital in Edinburg and converting the existing property to a nursing and rehabilitation facility.

         The Company's planned acquisitions of Aiken Regional Medical Centers and Manatee Memorial Hospital will, if completed, provide the Company with two market leaders in markets with favorable demographics. Aiken, a 225-bed medical center complex located in Aiken, South Carolina, is the only hospital located in Aiken County, South Carolina. In addition, to acquire Aiken, the Company is exchanging Dallas Family Hospital and Westlake Medical Center, two hospitals which are not leaders in their markets and which the Company has been unable to link to their respective market leaders. Manatee, a 512-bed acute care hospital, is one of two hospitals in Manatee County, Florida. See "Business-Operations."

         The Company has also established market leadership positions with most of its ambulatory surgery centers and radiation oncology centers. The majority of the Company's surgery centers are the sole free standing providers in their respective markets and all except one of the Company's free standing radiation centers are the sole providers. The Company seeks to acquire ambulatory surgery centers and radiation oncology centers which are the sole free standing providers in a market since these centers provide a cost-effective alternative to the local hospital.

Develop Integrated Healthcare Delivery Systems

         In each of its hospital's markets, the Company has established or is developing an integrated healthcare delivery system to offer a full range of patient care on a cost-effective basis. Through the development of integrated healthcare delivery systems, the Company believes that it will augment revenues and market share by attracting an increasing share of large, sophisticated governmental and private sector managed care contracts. The Company believes that hospitals are the logical hubs for the development of integrated healthcare delivery systems due to their highly developed infrastructure, extensive base of services, sophisticated equipment and skilled personnel. The Company believes that the development of integrated healthcare delivery systems is accomplished by (i) maintaining a single hospital's leadership in its market or (ii) coordinating the services of its hospital with the market leader.

         In certain markets where the Company is a market leader, for example Las Vegas, Nevada, and McAllen, Texas, the Company has positioned its hospitals as the center of delivery systems by responding to community needs and developing new services. In Las Vegas, for example, the Company developed an outpatient surgery center, conducted a major renovation of its emergency room and is establishing a neonatal intensive care unit. In the Las Vegas and McAllen markets, the Company has also undertaken development activities. See "The Company - Recent and Proposed Acquisitions and Development Activities."

         To increase the presence of the Company's behavioral health centers in southeastern Massachusetts, the Company recently acquired Fuller Memorial Psychiatric Hospital. Fuller, which is located in close proximity to two of the Company's other behavioral health centers and its eleven day-treatment clinics, will augment the Company's ability to serve additional patients in southeastern Massachusetts.

         In markets where the Company is not by itself a market share leader, the Company attempts to link its hospitals with the market leader. The Company has effected such a linkage in New Orleans where its hospitals are linked with Methodist Hospital and East Jefferson Hospital, both of which are their respective market leaders.


Develop and Maintain Strong Relationships with Physicians

         The Company believes that its success will depend in large part on maintaining strong relationships with physicians, and has devoted substantial management effort and resources to establishing and maintaining such relationships and to fostering a physician-friendly culture at each of its hospitals to better serve the needs of patients. The Company attracts physicians to its hospitals by equipping its hospitals with sophisticated equipment, constructing medical office buildings adjacent to many of its hospitals, providing physicians with a large degree of independence in conducting their hospital practice, supplying a quality nursing and technical staff and sponsoring training programs to educate physicians on advanced medical procedures. These efforts serve the dual purposes of developing and maintaining strong relationships with physicians and better serving the needs of patients. In addition, consistent with the Company's goal of establishing integrated healthcare delivery systems, the Company is expanding its alliances with physicians to create long term hospital/physician linkages. These arrangements will allow physicians to participate in the delivery of healthcare at the network level. For example, in Nevada, the Company has established Universal Health Network, a PPO with approximately 100,000 covered lives. In McAllen, the Company is pursuing a plan whereby McAllen Medical Center and Edinburg Hospital will be transferred to a partnership of which the staff physicians will own up to 5%.

Maintain a Low Cost Structure While Providing High Quality Care

         The Company has taken steps to create a low cost structure and believes its current cost structure will enable it to continue to compete effectively in each of its current markets. The Company has established standardized management information systems which provide accurate clinical and financial data for use by hospital staff, physicians and corporate management. In addition, the Company closely monitors departmental staffing and has established staffing level targets for each hospital based on the amount and type of service provided to the patients. The Company reviews compliance with these staffing targets on a monthly basis. The Company also reviews patient length of stay, service utilization, cash flow, accounts receivable collection, inventory levels and outside purchases. To reduce the cost of supplies, the Company has entered into national purchasing contracts.

         While maintaining its commitment to a low cost structure, the Company has developed and implemented a continuous quality improvement program designed to assess all levels of patient care provided in its hospitals. While the basics of the program are mandated by federal, state and Joint Commission on Accreditation of Healthcare Organizations ("JCAHO") regulations and standards, the objective of the program is to meet or exceed the mandates by focusing on hospital systems, patient, physician and employee concerns. The quality improvement program is managed by a multidisciplinary committee consisting of physicians, nurses, ancillary managers and administration. The committee performs peer review, monitoring all functions within the hospital, identifying opportunities to improve, recommending actions and following up on the changes to assure improvement. The committee and its administrative support department, quality management and the corporate quality improvement services department meet regularly to address specific problems, program integrity, and ways to improve patients care under a "Total Quality Management System." Continual review, analysis and training provided through the quality improvement program provides patients, physicians and third party payors assurance that efficient, quality patient care receives the highest priority at each of the Company's hospitals. The Company's efforts in maintaining high quality care have been recognized. Recent awards include (i) the 1994 Quality and Productivity Award given by the United States Senate to Valley Hospital Medical Center, (ii) Keystone Center, Chalmette Medical Center, Turning Point Hospital, HRI Hospital and The Arbour receiving JCAHO Accreditation with Commendation (awarded to only 5% of hospitals, nationally) and (iii) the Company being recognized by the Pennsylvania Council of Excellence for quality management accomplishment.

Attract Managed Care Contracts

         The Company has extensive experience in working with managed care providers. Pressures to control healthcare costs have resulted in a continuing increase in the percentage of the United States population that is covered by managed healthcare plans. To increase the cost-effectiveness of healthcare delivery, managed care payors have introduced new utilization review systems and have increased the use of discounted and capitated fee arrangements. Further, managed care payors have attempted, where appropriate, to direct patients to less intensive alternatives along the continuum of patient care. Management has responded to this trend by increasing the outpatient services offered at its hospitals and behavioral health centers. In addition, the Company also continues to add to its Ambulatory Treatment Centers Division, acquiring nine facilities in 1994. In determining with which providers to contract, payors consider, among other factors, the quality of care provided, the range of services, the geographic coverage and the cost-effectiveness of the care provided. The Company believes that the development and expansion of its integrated healthcare delivery systems will enable it to better compete for managed care contracts with payors, which, in turn, should allow it to expand its patient volume and cash flow, notwithstanding the reduced rates at which services are provided.

OPERATIONS

         After giving effect to the Company's planned acquisition of Manatee Memorial Hospital, the Company will derive the majority of its revenue from Valley Hospital, McAllen Medical Center and Manatee Memorial Hospital. Following is a brief discussion of these facilities and their respective geographic areas:

         Las Vegas, Nevada. The Company's Valley Hospital is a 398-bed hospital located in Las Vegas. Las Vegas is in the fastest growing MSA in the country. On a pro forma basis, assuming the Adjustments and excluding the Special Medicaid Reimbursements, Valley Hospital would have contributed 15% of the Company's net revenues for the three month period ended March 31, 1995, and the year ended December 31, 1994, and 26% and 28%, respectively, of the Company's EBITDAR for such periods. To enhance its competitive position in the Las Vegas market, Valley Hospital recently underwent a major expansion of its emergency room facility, established an outpatient surgery center and is establishing a neonatal intensive care unit.

         The Company has begun construction of a new facility in Summerlin, Nevada which is a master planned community located in western Las Vegas. The new Summerlin Medical Center will be completed in three phases and will consist of a 100,000 square foot medical building, an outpatient surgery and diagnostic center and a 120-bed acute care hospital. Howard Hughes Corporation has granted to the Company the exclusive right to operate medical facilities in Summerlin. See "The Company -- Recent and Proposed Acquisitions and Development Activities."

         McAllen, Texas. McAllen, located in the Rio Grande Valley area of Texas, is the center of a 200 mile wide consumer market area with more than ten million people. McAllen and its surrounding communities are in the fourth fastest growing MSA in the country. Furthermore, the population in McAllen increases significantly in the winter months with the inflow of retirees from the northern states. The Company's McAllen Medical Center, a 428-bed facility, is the largest hospital in the Rio Grande Valley and is the hub of a five hospital delivery network organized by the Company. The medical center offers a wide range of services including general medical/surgical care, a 24-hour emergency room, oncology care, cardiac care, obstetric, pediatric and neonatal care and laser surgery. On a pro forma basis, assuming the Adjustments and excluding the Special Medicaid Reimbursements, McAllen Medical Center would have contributed 18% and 17% of the Company's net revenues for the three month period ended March 31, 1995, and the year ended December 31, 1994, respectively, and 28% of the Company's EBITDAR for each such period.

         The Company has recently acquired Edinburg Hospital, a 112-bed acute care facility. Located eight miles north of McAllen, this facility enhances the Company's delivery network in this rapidly growing area. The Company plans to further expand its presence in the McAllen market by building a new 100-bed acute care hospital in Edinburg and converting the existing property to a nursing and rehabilitation facility.

         Manatee County, Florida. Manatee County is located approximately 50 miles south of Tampa on the Gulf Coast of Florida. The County has a current population of approximately 250,000. The Company has entered into a letter of intent to acquire Manatee Memorial Hospital ("Manatee"), a 512-bed facility which is located in the County. Until the closing, the Company is managing Manatee for its current owners.

         The hospital, which has a location which will benefit from the continuing eastern expansion of the County, offers a wide range of services from primary medical and surgical procedures to obstetric, pediatric, psychiatric and a broad range of specialized programs. The Manatee Heart Center offers the full range of cardiac care from catheterization and non-invasive procedures to open heart surgery. The Manatee Center for Women's Health offers neonatal care in addition to its obstetric and gynecological services. The Emergency Care Center is a state-of-the-art facility servicing 90% of the trauma cases in the County. Manatee also offers a full range of outpatient services to the community. It is the only hospital in the County to operate a Life Management inpatient and outpatient program for mentally ill individuals. Recently, Manatee opened its new Surgery and Outpatient Services Center which provides outpatient services to the community through twelve new surgical suites and arrays of diagnostic tests and surgical procedures.

         Assuming the Adjustments and excluding the Special Medicaid Reimbursements, Manatee would have contributed 13% of the Company's net revenues for the three month period ended March 31, 1995, and the year ended December 31, 1994, and 15% of the Company's EBITDAR for both such periods.

FACILITIES

         The following tables set forth the name, location, type of facility and, for acute care hospitals and behavioral health centers, the number of beds, for each of the Company's existing and pending facilities:


                              ACUTE CARE HOSPITALS

 NAME OF FACILITY                             LOCATION                    NUMBER OF BEDS             INTEREST
 ----------------                             --------                    --------------             --------
 Auburn General Hospital                      Auburn, Washington                149                   Owned

 Chalmette Medical Center(1)                  Chalmette, Louisiana              118                   Leased

 Doctors' Hospital of Shreveport(2)           Shreveport, Louisiana             136                   Leased

 Edinburg Hospital                            Edinburg, Texas                   112                   Owned

 Inland Valley Regional Medical Center(1)     Wildomar, California               80                   Leased

 McAllen Medical Center(1)                    McAllen, Texas                    428                   Leased

 Northern Nevada Medical Center(3)            Sparks, Nevada                    150                   Owned

 River Parishes Hospitals(4)                  LaPlace and Chalmette,            216                Leased/Owned
                                              Louisiana

 Universal Medical Center                     Plantation Florida                202                   Owned

 Valley Hospital Medical Center               Las Vegas, Nevada                 398                   Owned

 Victoria Regional Medical Center             Victoria, Texas                   147                   Owned

 Wellington Regional Medical Center(1)        West Palm Beach, Florida          120                   Leased

 Aiken Regional Medical Centers(5)            Aiken, South Carolina             225                Acquisition
                                                                                                     Pending

 Manatee Memorial Hospital(6)                 Bradenton, Florida                512                Acquisition
                                                                                                     Pending

                           BEHAVIORAL HEALTH CENTERS

 NAME OF FACILITY                             LOCATION                       NUMBER OF BEDS           OWNERSHIP
 ----------------                             --------                       --------------           ---------
 The Arbour Hospital                          Boston, Massachusetts               118                   Owned

 The BridgeWay(1)                             North Little Rock,                   70                  Leased
                                              Arkansas

 Del Amo Hospital                             Torrance, California                166                   Owned

 Forest View Hospital                         Grand Rapids, Michigan               62                   Owned

 Fuller Memorial Psychiatric Hospital         South Attleboro,                     82                   Owned
                                              Massachusetts

 Glen Oaks Hospital                           Greenville, Texas                    54                   Owned

 HRI Hospital                                 Brookline, Massachusetts             68                   Owned

 KeyStone Center(7)                           Wallingford, Pennsylvania            84                   Owned

 La Amistad Residential Treatment Center      Maitland, Florida                    56                   Owned

 Meridell Achievement Center(1)               Austin, Texas                       114                  Leased

 The Pavilion                                 Champaign, Illinois                  46                   Owned

 River Crest Hospital                         San Angelo, Texas                    80                   Owned

 River Oaks Hospital                          New Orleans, Louisiana              126                   Owned

 Turning Point Hospital(7)                    Moultrie, Georgia                    59                   Owned

 Two Rivers Psychiatric Hospital              Kansas City, Missouri                80                   Owned


                           AMBULATORY SURGERY CENTERS


 NAME OF FACILITY(9)                                                          LOCATION
 ----------------                                                             --------
 Arkansas Surgery Center of Fayetteville                                      Fayetteville, Arkansas

 Goldring Surgical and Diagnostic Center                                      Las Vegas, Nevada

 M.D. Physicians Surgicenter of Midwest City                                  Midwest City, Oklahoma

 Outpatient Surgical Center of Ponca City                                     Ponca City, Oklahoma

 St. George Surgical Center                                                   St. George, Utah

 Seacoast Outpatient Surgical Center                                          Somersworth, New Hampshire

 Surgery Centers of the Desert                                                Rancho Mirage, California
                                                                              Palm Springs, California

 The Surgery Center of Chalmette                                              Chalmette, Louisiana

 Surgery Center of Littleton                                                  Littleton, Colorado

 Surgery Center of Springfield                                                Springfield, Missouri

 Surgery Center of Texas                                                      Odessa, Texas

 Surgical Center of New Albany                                                New Albany, Indiana

 Surgery Center of Corona                                                     Corona, California

                           RADIATION ONCOLOGY CENTERS

 NAME OF FACILITY                                                             LOCATION
 ----------------                                                             --------
 Auburn Regional Center for Cancer Care                                       Auburn, Washington

 Bowling Green Radiation Oncology                                             Bowling Green, Kentucky
 Associates(8)

 Capital Radiation Therapy Center(8)                                          Frankfort, Kentucky

 Columbia Radiation Oncology                                                  Washington, D.C.

 Danville Radiation Therapy Center(8)                                         Danville, Kentucky

 Glasgow Radiation Oncology Associates(8)                                     Glasgow, Kentucky

 Madison Radiation Oncology Associates(10)                                    Madison, Indiana

 McAllen Medical Center Cancer Institute                                      McAllen, Texas

 Regional Cancer Center at Wellington                                         West Palm Beach, Florida

 Southern Indiana Radiation Therapy(10)                                       Jeffersonville, Indiana
- -----------------------

(1)      Real property leased from UHT.

(2)      Real property leased with an option to purchase.

(3)      General partnership interest in limited partnership.

(4) Includes Chalmette Hospital, a 114-bed rehabilitation facility. The Company owns the LaPlace real property and leases the Chalmette real property from UHT.

(5) The Company has entered into an agreement to exchange the operations and fixed assets of Westlake Medical Center, a 126-bed acute care facility in Westlake, California, and Dallas Family Hospital, a 104-bed hospital in Dallas, Texas for Aiken Regional Medical Centers. The real property of Westlake is currently leased from UHT. See "The Company - Recent and Proposed Acquisitions and Development Activities."

(6) Managed Hospital. The Company has executed a letter of intent to acquire this facility. See "The Company - Recent and Proposed Acquisitions and Development Activities."

(7)      Addictive disease facility.

(8) Managed Facility. A partnership, in which the Company is the general partner, owns the real property.

(9) Each facility other than Goldring Surgical and Diagnostic Center and The Surgery Center of Chalmette are owned in partnership form with the Company owning general and limited partnership interests in a limited partnership. The real property is leased from third parties.

(10) A partnership in which the Company is the general partner owns the real property.


BED UTILIZATION AND OCCUPANCY RATES

         The following table shows the bed utilization and occupancy rates for the hospitals operated by the Company for the years indicated, excluding information relating to hospitals no longer owned by the Company as of December 31, 1994. Accordingly, the information is presented on a basis different from that used in preparing the historical financial information included or incorporated by reference in this Prospectus. 1994 (Pro forma) assumes the effect of the Adjustments as if they occurred on January 1, 1994.

                                     1990        1991        1992         1993       1994          1994 (PRO
                                     ----        ----        ----         ----       ----          ---------
                                                                                                      FORMA)
                                                                                                      ------
 Average Licensed Beds
   Acute Care Hospitals  . . .       2,292      2,292       2,292       2,425       2,491              2,998
   Behavioral Health Centers .       1,155      1,162       1,172       1,134       1,137              1,137
 Average Available Beds (1)
   Acute Care Hospitals  . . .       1,980      1,980       1,980       2,108       2,177              2,580
   Behavioral Health Centers .       1,151      1,156       1,115       1,132       1,137              1,137
 Hospital Admissions

                                     1990        1991        1992         1993       1994          1994 (PRO
                                     ----        ----        ----         ----       ----          ---------
                                                                                                      FORMA)
                                                                                                      ------
   Acute Care Hospitals  . . .      67,472     70,820      71,042      72,578      78,588             96,296
   Behavioral Health Centers .       8,437      9,520       9,929      11,627      12,964             12,964
 Average Length of Patient
   Stay (Days)
   Acute Care Hospitals  . . .         5.6        5.5         5.4         5.3         5.2                5.3
   Behavioral Health Centers .        25.5       22.9        20.0        15.8        13.8               13.8
 Patient Days (2)
   Acute Care Hospitals  . . .     374,896    387,641     385,652     385,863     409,091            512,372
   Behavioral Health Centers .     215,439    218,061     198,116     184,264     179,238            179,238
 Occupancy Rate (3):
          Licensed Beds
   Acute Care Hospitals  . . .          45%        46%         46%         44%         45%               47%
   Behavioral Health Centers .          51%        51%         46%         45%         43%               43%
          Available Beds
   Acute Care Hospitals  . . .          52%        54%         53%         50%         51%               54%
   Behavioral Health Centers .          51%        52%         49%         45%         43%               43%

- -----------------------------------

(1) "Average Available Beds" is the number of beds which are actually in service at any given time for immediate patient use with the necessary equipment and staff available for patient care. A hospital may have appropriate licenses for more beds than are in service for a number of reasons, including lack of demand, incomplete construction, and anticipation of future needs.

(2) "Patient Days" is the aggregate sum for all patients of the number of days that hospital care is provided to each patient.

(3) "Occupancy Rate" is calculated by dividing average patient days (total patient days divided by the total number of days in the period) by the number of average beds, either available or licensed.


SOURCES OF REVENUE

         The Company receives payment for services rendered from private insurers, including managed care plans, the Federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients. All of the Company's acute care hospitals and most of the Company's behavioral health centers are certified as providers of Medicare and Medicaid services by the appropriate governmental authorities.
The requirements for certification are subject to change, and, in order to remain qualified for such programs, it may be necessary for the Company to make changes from time to time in its facilities, equipment, personnel and services. Although the Company intends to continue in such programs, there is no assurance that it will continue to qualify for participation.

         The sources of the Company's hospital revenues are charges related to the services provided by the hospitals and their staffs, such as radiology, operating rooms, pharmacy, physiotherapy and laboratory procedures, and basic charges for the hospital room and related services such as general nursing care, meals, maintenance and housekeeping. Hospital revenues depend upon the occupancy for inpatient routine services, the extent to which ancillary services and therapy programs are ordered by physicians and provided to patients, the volume of out-patient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary depending on the type of bed occupied (e.g., medical/surgical, intensive care or psychiatric) and the geographic location of the hospital.

         The following tables show approximate percentages of gross revenue derived by the Company's acute care hospitals and behavioral health centers owned as of

December 31, 1994 since their respective dates of acquisition by the Company from third party sources and from all other sources during the five years ended December 31, 1994. 1994 (Pro forma) assumes the effect of the Adjustments as if they occurred on January 1, 1994.

                        PERCENTAGE OF GROSS REVENUES OF
                              ACUTE CARE HOSPITALS

                                                                                                         1994
                                        1990       1991         1992          1993       1994     (PRO FORMA)
                                        ----       ----         ----          ----       ----     -----------
 Third Party Payors:

   Blue Cross  . . . . . . . . .        0.9%       1.4%         0.6%          0.7%       2.3%            2.0%

   Medicare  . . . . . . . . . .       43.2%      44.4%        44.3%         43.8%      41.7%           43.6%

   Medicaid  . . . . . . . . . .        7.0%       8.5%        11.0%         12.0%      12.8%           13.0%

 Other Sources (including
    patients and private
    insurance carriers)                48.9%      45.7%        44.1%         43.5%      43.2%           41.4%
                                      ------     ------       ------        ------     ------          ------
          Total: . . . . . . . .        100%       100%         100%          100%       100%            100%
                                      ------     ------       ------        ------     ------          ------



                        PERCENTAGE OF GROSS REVENUES OF
                           BEHAVIORAL HEALTH CENTERS

                                                                                                          1994
                                        1990       1991        1992          1993         1994     (PRO FORMA)
                                        ----       ----        ----          ----         ----     -----------
 Third Party Payors:

   Blue Cross  . . . . . . . . .       13.1%      11.3%       10.1%          8.7%         6.7%            6.7%

   Medicare  . . . . . . . . . .       14.6%      17.6%       20.9%         22.1%        25.2%           25.2%

   Medicaid  . . . . . . . . . .        9.3%       4.8%        5.4%         14.2%        20.0%           20.0%

 Other Sources (including
    patients and private
    insurance carriers)                63.0%      66.3%       63.6%         55.0%        48.1%           48.1%
                                      ------     ------      ------        ------       ------          ------
          Total: . . . . . . . .        100%       100%        100%          100%         100%            100%
                                      ------     ------      ------        ------       ------          ------

         Net revenues of the Company are reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. The Company does not record net revenue by payor other than for Medicare and Medicaid. These net revenues are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Medicare and Medicaid net revenues represented 39%, 43%, 44% and 46% of net patient revenues for the years 1992, 1993, 1994 and 1994 (Pro forma), respectively, excluding the Special Medicaid Reimbursements.

MEDICAL STAFF AND EMPLOYEES

         The Company's hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. With a few exceptions, physicians are not employees of the Company's hospitals and members of the medical staffs of the Company's hospitals also serve on the medical staffs of hospitals not owned by the Company and may terminate their affiliation with the Company's hospitals at any time. Each of the Company's hospitals is managed on a day-to-day basis by a managing director employed by the Company. In addition, a Board of Governors, including members of the hospital's medical staff, governs the medical, professional and ethical practices at each hospital. The Company's facilities had approximately 10,000 employees at June 1, 1995, of whom 7,500 were employed full-time.

         614 of the Company's employees at four of its hospitals are unionized. At Valley Hospital, unionized employees belong to the Culinary Workers and Bartenders Union and the International Union of Operating Engineers.
Registered nurses at Auburn General Hospital located in Washington State, are represented by the Washington State Nurses Association, the practical nurses at Auburn are represented by the United Food and Commercial Workers and licensed practical nurses at Auburn are represented by the Service Employees International Union, Local 6. In addition, at Auburn, the technical employees are represented by the United Food and Commercial Workers, and the service employees are represented by the Service Employees International Union. The registered nurses, licensed practical nurses, certain technicians and therapists, and housekeeping employees at HRI Hospital in Boston are represented by the Service Employees International Union. All full-time and regular part-time professional employees of La Amistad Residential Treatment Center in Maitland, Florida are represented by the United Nurses of Florida/United Health Care Employees Union. The Company believes that its relations with its employees are satisfactory.

COMPETITION

         In all geographical areas in which the Company operates, there are other hospitals which provide services comparable to those offered by the Company's hospitals, some of which are owned by governmental agencies and supported by tax revenues, and others of which are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. Such support is not available to the Company's hospitals. Certain of the Company's competitors have greater financial resources, are better equipped and offer a broader range of services than the Company. Outpatient treatment and diagnostic facilities, outpatient surgical centers and freestanding ambulatory surgical centers also impact the healthcare marketplace. In recent years, competition among healthcare providers for patients has intensified as hospital occupancy rates in the United States have declined due to, among other things, regulatory and technological changes, increasing use of managed care payment systems, cost containment pressures, a shift toward outpatient treatment and an increasing supply of physicians. The Company's strategies are designed, and management believes that its facilities are positioned, to be competitive under these changing circumstances.

REGULATION AND OTHER FACTORS

         Within the statutory framework of the Medicare and Medicaid programs, there are substantial areas subject to administrative rulings, interpretations and discretion which may affect payments made under either or both of such programs and reimbursement is subject to audit and review by third party payors. Management believes that adequate provision has been made for any adjustments that might result therefrom.

         The Federal government makes payments to participating hospitals under its Medicare program based on various formulae. The Company's general acute care hospitals are subject to a prospective payment system ("PPS"). PPS pays hospitals a predetermined amount per diagnostic related group ("DRG") based upon a hospital's location and the patient's diagnosis.

         The deficit-reduction legislation passed by Congress in 1987 limits the increases in PPS reimbursement based on the rate of inflation and the location of hospitals. Psychiatric hospitals, which are exempt from PPS, are cost reimbursed by the Medicare program, but are subject to a per discharge limitation, calculated based on the hospital's first full year in the Medicare program. Capital related costs are exempt from this limitation.

         On August 30, 1991, the Health Care Financing Administration issued final Medicare regulations establishing a prospective payment methodology for inpatient hospital capital-related costs. These regulations apply to hospitals which are reimbursed based upon the prospective payment system and took effect for cost years beginning on or after October 1, 1991. For each of the Company's hospitals, the new methodology began on January 1, 1992.

         The regulations provide for the use of a 10-year transition period in which a blend of the old and new capital payment provisions will be utilized. One of two methodologies will apply during the 10-year transition period: if the hospital's hospital-specific capital rate exceeds the federal capital rate, the hospital will be paid on the basis of a "hold harmless" methodology, which is a blend of actual cost reimbursement and a prospectively determined national federal capital rate; or, with limited exceptions, if the hospital-specific rate is below the federal capital rate, the hospital will receive payments based upon a "fully prospective" methodology, which is a blend of the hospital's actual base year capital rate and a prospectively determined national federal capital rate. Each hospital's hospital-specific rate was determined based upon allowable capital costs incurred during the "base year", which, for all of the Company's hospitals, is the year ended December 31, 1990. All of the Company's hospitals are paid under the "hold harmless" methodology except for one hospital, which is paid under the "fully prospective" methodology.

         Within certain limits, a hospital can manage its costs, and, to the extent this is done effectively, a hospital may benefit from the DRG system. However, many hospital operating costs are incurred in order to satisfy licensing laws, standards of the Joint Commission on the Accreditation of Healthcare Organizations and quality of care concerns. In addition, hospital costs are affected by the level of patient acuity, occupancy rates and local physician practice patterns, including length of stay judgments and number and type of tests and procedures ordered. A hospital's ability to control or influence these factors which affect costs is, in many cases, limited.

         There have been additional proposals either proposed by the Administration or in Congress to reduce the funds available for the Medicare and Medicaid programs and to change the method by which hospitals are reimbursed for services provided to Medicare and Medicaid patients, including free indigent care. The House of Representatives and the Senate each recently passed bills which would limit the future rate of growth of the Medicare program from 10% annually to 7% annually and in the Medicaid Program from 10% annually to 4% annually (under the House of Representatives' plan). In addition, state governments may, in the future, reduce funds available under the Medicaid programs which they fund in part or impose additional restrictions on the utilization of hospital services. A number of legislative initiatives were proposed in 1994, and others may be proposed again in 1995, which if enacted would result in major changes in the healthcare system, nationally and/or at the state level. Several of these proposals limit the rate of increase in spending for Medicare and other healthcare costs as part of overall deficit reduction measures. The Company is unable to predict which bill, if any, will be adopted, or the ultimate impact its adoption would have on the Company; however, new legislation, if passed, could have a material adverse effect on the Company's future revenues.

         In addition to federal health reform efforts, several states have adopted or are considering healthcare reform legislation. Several states are planning to consider wider use of managed care for their Medicaid populations and providing coverage for some people who presently are uninsured. In Texas, a law was recently passed which mandates that the State apply for a waiver from current Medicaid regulations to allow it to require that certain Medicaid participants be serviced through managed care providers. The Company is unable to predict whether Texas will be granted such a waiver or the effect on the Company's business of such law. A number of other states are considering the enactment of managed care initiatives designed to provide low-cost coverage. The Company currently operates two behavioral health centers with a total of 186 beds in Massachusetts, which has mandated hospital rate-setting. The Company also operates three hospitals containing an aggregate of 378 beds, and manages, and has agreed to acquire, one hospital with 512 beds, in Florida that are subject to a mandated form of rate-setting if increases in hospital revenues per admission exceed certain target percentages. The Company does not believe that such regulation has had a material adverse effect on its operations.

         Pursuant to Federal legislation, in general, the Federal government is required to match state funds applied to state Medicaid programs. Several states have initiated programs under which certain hospital providers are taxed to generate Medicaid funds which must be matched by the Federal government.
New legislation passed by Congress on November 27, 1991, limits each state's use of provider taxes after 1994. State programs involving provider taxes in which UHS' hospitals are participants are in place in Texas, Louisiana, Missouri, Nevada and Washington. Included in the Company's 1994 financial results is revenue attributable to these programs, some of which expired in 1994. The Company cannot predict whether the remaining programs will continue beyond the scheduled termination dates.

         Under the Omnibus Budget Reconciliation Act of 1993 ("OBRA"), enacted by Congress in late 1993, and effective January 1, 1995, physicians are precluded from referring Medicare and Medicaid patients for a wide range of services where the physician has an ownership interest or investment interest in, or compensation arrangement with, an entity that provides such services. The legislation includes certain exceptions including, for example, where the referring physician has an ownership interest in a hospital as a whole or an ambulatory surgery center if the physician performs services at the center. In addition, all Medicare providers and suppliers are subject to certain reporting and disclosure requirements.

         In 1991, 1992 and 1993, the Inspector General of the Department of Health and Human Services ("HHS") issued regulations which provide for "safe harbors"; if an arrangement or transaction meets each of the stipulations established for a particular safe harbor, the arrangement will not be subject to challenge by the Inspector General. If an arrangement does not meet the safe harbor criteria, it will be analyzed under its particular facts and circumstances to determine whether it violates the Medicare anti-kickback statute which prohibits, in general, fraudulent and abusive practices, and enforcement action may be taken by the Inspector General. In addition to the investment interests safe harbor, other safe harbors include space rental, equipment rental, personal service/management contracts, sales of a physician practice, referral services, warranties, employees, discounts and group purchasing arrangements, among others.

         The Company does not anticipate that either the OBRA provisions or the safe harbor regulations will have material adverse effects upon its operations.

         Several states, including Florida and Nevada, have passed new legislation which limits physician ownership in medical facilities providing imaging services, rehabilitation services, laboratory testing, physical therapy and other services. This legislation is not expected to significantly affect the Company's operations.

         All hospitals are subject to compliance with various federal, state and local statutes and regulations and receive periodic inspection by state licensing agencies to review standards of medical care, equipment and cleanliness. The Company's hospitals must comply with the licensing requirements of federal, state and local health agencies, as well as the requirements of municipal building codes, health codes and local fire departments. In granting and renewing licenses, a department of health considers, among other things, the physical buildings and equipment, the qualifications of the administrative personnel and nursing staff, the quality of care and continuing compliance with the laws and regulations relating to the operation of the facilities. State licensing of facilities is a prerequisite to certification under the Medicare and Medicaid programs. Various other licenses and permits are also required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. All the Company's eligible hospitals have been accredited by the Joint Commission on the Accreditation of Healthcare Organizations.

         The Social Security Act and regulations thereunder contain numerous provisions which affect the scope of Medicare coverage and the basis for reimbursement of Medicare providers. Among other things, this law provides that in states which have executed an agreement with the Secretary of the Department of Health and Human Services (the "Secretary"), Medicare reimbursement may be denied with respect to depreciation, interest on borrowed funds and other expenses in connection with capital expenditures which have not received prior approval by a designated state health planning agency. Additionally, many of the states in which the Company's hospitals are located have enacted legislation requiring certificates of need ("CON") as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Failure to obtain necessary state approval can result in the inability to complete an acquisition or change of ownership, the imposition of civil or, in some cases, criminal sanctions, the inability to receive Medicare or Medicaid reimbursement or the revocation of a facility's license. The Company has not experienced and does not expect to experience any material adverse effects from those requirements.

         Health planning statues and regulatory mechanisms are in place in many states in which the Company operates. These provisions govern the distribution of healthcare services, the number of new and replacement hospital beds, administer required state CON laws, contain healthcare costs, and meet the priorities established therein. Significant CON reforms have been proposed in a number of states, including increases in the capital spending thresholds and exemptions of various services from review requirements. The Company is unable to predict the impact of these changes upon its operations.

         Federal regulations provide that admissions and utilization of facilities by Medicare and Medicaid patients must be reviewed in order to insure efficient utilization of facilities and services. The law and regulations require Peer Review Organizations ("PROs") to review the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of DRG classifications and the appropriateness of cases of extraordinary length of stay. PROs may deny payment for services provided, assess fines and also have the authority to recommend to HHS that a provider that is in substantial non-compliance with the standards of the PRO be excluded from participating in the Medicare program. The Company has contracted with PROs in each state where it does business as to the scope of such functions.

         The Company's healthcare operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. In 1988, Congress passed the Medical Waste Tracking Act. Infectious waste generators, including hospitals, now face substantial penalties for improper arrangements regarding disposal of medical waste, including civil penalties of up to $25,000 per day of noncompliance, criminal penalties of $150,000 per day, imprisonment, and remedial costs. The comprehensive legislation establishes programs for medical waste treatment and disposal in designated states. The legislation also provides for sweeping inspection authority in the Environmental Protection Agency, including monitoring and testing. The Company believes that its disposal of such wastes is in compliance with all state and federal laws.


LIABILITY INSURANCE

         For most of its hospitals, the Company is self-insured for its general liability risks for claims limited to $5 million per occurrence and for its professional liability risks for claims limited to $25 million per occurrence. Coverage in excess of these limits up to $100 million is maintained with major insurance carriers. During 1994 and 1993, the Company purchased general and professional liability occurrence policies with commercial insurers for two of its acute care facilities and six of its behavioral health centers. These policies include coverage up to $25 million per occurrence for the acute care hospitals, and from $1 million to $2 million per occurrence for the behavioral health centers, subject to certain aggregate limits, in each case without the payment of any deductible, for general and professional liability risks. Although the Company feels that it currently has adequate insurance coverage, the commercial policies are limited to one-year terms and require annual renegotiation or replacement. The Company has no assurance that it will be able to maintain such insurance in the future on terms acceptable to the Company.


RELATIONS WITH UNIVERSAL HEALTH REALTY INCOME TRUST

         The Company serves as advisor to Universal Health Realty Income Trust ("UHT"), which leases to the Company the real property of 8 facilities operated by the Company. In addition, UHT holds interests in properties owned by unrelated companies. The Company receives a fee for its advisory services based on the value of UHT's assets. In addition, certain of the directors and officers of the Company serve as trustees and officers of UHT. As of June 1, 1995, the Company owned 7.7% of UHT's outstanding shares and the Company currently has an option to purchase UHT shares in the future at fair market value to enable it to maintain a 5% interest.


                             FINANCING ARRANGEMENTS

         The following summarizes the material long-term indebtedness of the Company. This summary is not a complete description of such indebtedness. Copies of the material agreements relating to such indebtedness have been filed with the Commission and the descriptions set forth below are qualified in their entirety by reference to such agreements.

Commercial Paper Program

         The Company has a loan facility pursuant to which it may borrow on a non-recourse basis up to $50 million, secured by patients accounts receivable. The Company has sufficient accounts receivable to support a larger program, and, upon the mutual consent of the Company and its participating lenders, the commitment can be increased. A commitment fee of 0.76% is required on this facility. At May 31, 1995, $32,385,000 was available for borrowing under the facility. The Company's average interest rate, including the commitment fee, over the five months ended May 31, 1995 was 7.34%

Revolving Credit Agreement

         The Company has a $225 million unsecured non-amortizing revolving credit agreement with Morgan Guaranty Trust Company of New York, as agent, and certain other lenders. Obligations under this agreement are guaranteed by UHS' subsidiaries. The agreement provides for an initial commitment of $225 million which will be reduced to $210 million on March 31, 1998, and to $185 million on March 31, 1999. The agreement will expire on March 31, 2000. Loans under the agreement bear interest at a rate equal to, at the option of the Company, either (i) the prime rate or the sum of the certificate of deposit rate and between 0.625% to 1.125%, or (ii) in the case of Eurodollar loans, the sum of the Eurodollar rate and between 0.500% to 1.00%. A commitment fee ranging from 0.125% to 0.375% is required for the unused portion of the commitment. The margin over the certificate of deposit, the margin over the Eurodollar rate and the commitment fee are based on leverage and coverage ratios. In addition, the agreement contains a provision whereby half of the net consideration in excess of $25 million from the disposition of assets will be used to reduce the commitment. At May 31, 1995, $225 million was available for borrowing under the agreement and the commitment will be reduced to $125 million in the event that the acquisition of Manatee Memorial Hospital is not consummated by December 31, 1995.

         The agreement limits the Company's ability to incur indebtedness, to declare or pay dividends, to exceed capital expenditure limits, to prepay subordinated debt, to purchase or redeem the Company's stock, to use proceeds of the loans other than for its general corporate purposes, to make (additional) acquisitions, to create or incur liens on assets, or to merge, consolidate, reorganize, and to liquidate. Also, the agreement requires that the Company meet certain financial tests, and provides the lenders with the right to terminate the commitment and to require the payment of all of the amounts outstanding under the agreement in the event the Company fails to pay amount when due, the Company makes material misrepresentations in its warranties or representations, the Company commences a voluntary case in bankruptcy or has an involuntary case in bankruptcy commenced against it, any person acquires 25% or more of its voting common stock, or the Company fails to perform any covenant pursuant to the agreement.

Other

         The Company has an aggregate of $21,724,000 in outstanding revenue bonds at varying maturities through 2015 secured by liens on the property of four facilities. Interest is at floating rates which ranged from 5.5% to 6.9% in 1994 and one bond is at a fixed interest rate of 8.3%. The Company also has various mortgages, notes payable and demand credit facilities which aggregated approximately $13,300,000 at May 31, 1995.


                         DESCRIPTION OF DEBT SECURITIES

         The Debt Securities will be issued under the indenture dated as of July ___, 1995 (the "Indenture"), between UHS and PNC Bank, National Association, as Trustee (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The summaries of certain provisions of the Indenture hereunder do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture. Certain capitalized terms used below and not defined have the respective meanings assigned thereto in the Indenture.

GENERAL

         The Indenture provides for the issuance by UHS from time to time of its Debt Securities in one or more Series. The Indenture does not limit the amount of Debt Securities which may be issued thereunder, and provides that the specific terms of any Series of Debt Securities shall be set forth in, or determined pursuant to, an Authorizing Resolution and/or a supplemental indenture, if any, relating to such Series.

         The specific terms of the Series of Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Supplement relating thereto, including the following, as applicable:

         1.      the title of the Series;

         2. the aggregate principal amount of the Debt Securities of the Series;

         3. the date or dates on which principal and premium, if any, on the Debt Securities of the Series is payable, and, if applicable, the terms on which such maturity may be extended;

         4. the rate or rates of interest (if any) on the Debt Securities of such Series (whether floating or fixed), the provisions, if any, for determining such interest rate or rates and adjustments thereto, the interest payment dates and the regular record dates with respect thereto;

         5. the currency(ies) in which principal, premium, if any, and interest are payable by UHS, if other than United States dollars;

         6. provisions relating to redemption, at the option of UHS, pursuant to a sinking fund or otherwise or at the option of a Holder and the respective redemption dates and redemption prices and the terms and conditions for such redemption;

         7. additional or different covenants or Events of Default, if any, with respect to the Debt Securities of such Series in addition to or in lieu of the covenants and Events of Default specified in the Indenture; and

         8. if less than 100% of the principal amount of Debt Securities of such Series is payable on acceleration or provable in bankruptcy (which may be the case for securities issued with original issue discount), a schedule of the amounts which would be so payable or provable from time to time.

         The Debt Securities will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof, or in such other currencies or denominations as may be specified in, or pursuant to, the Authorizing Resolution and/or supplemental indenture relating to such Series of Debt Securities. The Debt Securities will be senior unsecured obligations of UHS.

         Except as otherwise specified in the Authorizing Resolution and/or supplemental indenture relating to the Debt Securities in respect of which this Prospectus is being delivered, principal and interest will be payable, and the Debt Securities will be transferable, at the office of the Trustee in New York, New York. At UHS' option, interest may be paid by check mailed to the registered holders of the Debt Securities. UHS may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges. Initially, the Trustee will act as paying agent and registrar under the Indenture. UHS may act as paying agent and registrar and may change any paying agent or registrar without notice.

         Except as otherwise specified in the Authorizing Resolution and/or supplemental indenture relating to the Debt Securities in respect of which this Prospectus is being delivered, the Debt Securities do not contain event risk provisions designed to require UHS to redeem the Debt Securities or take other actions in response to highly leveraged transactions, change in credit rating or other similar occurrences.

         The Debt Securities of a Series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Supplement relating to such Series. Global Securities may be issued only in fully registered form and either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security (i) may not be transferred except as a whole and (ii) may only be transferred (A) by the Depositary for such Global Security to its nominee, (B) by a nominee of such Depositary to such Depositary or another nominee of such Depositary or (C) by such Depositary or any such nominee to a successor Depositary or nominee of such successor Depositary. The specific terms of the depositary arrangement with respect to a Series of Debt Securities will be described in the Supplement relating to such Series.


DEFINITIONS

         "Attributable Debt" means, with respect to any Sale and Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of UHS, be extended).

         "Consolidated Net Tangible Assets" means the total assets appearing on a consolidated balance sheet of UHS and its Consolidated Subsidiaries (as defined in the Indenture), less, without duplication: (i) current liabilities;
(ii) all intangible assets and deferred charges; and (iii) deferred income tax assets.

         "Funded Debt" means all Indebtedness maturing one year or more from the date of the creation thereof, all Indebtedness directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Indebtedness under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more, even though such Indebtedness may also conform to the definition of Short-Term Borrowing (as defined in the Indenture).

         "Indebtedness" means (i) any liability of any person (a) for borrowed money, (b) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets (other than inventory or similar property acquired in the ordinary course of business), including securities, or (c) for the payment of money relating to a Capitalized Lease Obligation (as defined in the Indenture); (ii) any guarantee by any person of any liability of others described in the preceding clause (i); and (iii) any amendment, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above.

         "Lien" means any mortgage, lien, pledge, charge, or other security interest or encumbrance of any kind.

         "Principal Property of UHS" shall mean any property, plant, equipment or facility of UHS or any Subsidiary of UHS, except that any property, plant, equipment or facility of UHS or any Subsidiary of UHS which does not equal or exceed 3% of Consolidated Net Tangible Assets shall not constitute a Principal Property of UHS unless the Board of Directors or management of UHS deems it to be material to UHS and its Subsidiaries, taken as a whole. Principal Property of UHS shall not include accounts receivable or inventory of UHS or any Subsidiary of UHS; provided, however, that individual items of property, plant, equipment or individual facilities of UHS or any Subsidiary of UHS shall not be combined in determining whether such property, plant, equipment or facility constitutes a Principal Property of UHS, whether or not they are the subject of the same transaction or series of transactions.

         "Sale and Leaseback Transaction" is defined in the "Restrictions on Sales and Leasebacks" covenant described below.

         "Stated Maturity" when used with respect to any security or any installment of interest thereon means the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

         "Subsidiary" means (i) a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by UHS, by UHS and a Subsidiary (or Subsidiaries) of UHS or by a Subsidiary (or Subsidiaries) of UHS or (ii) any person (other than a corporation) in which UHS, a Subsidiary (or Subsidiaries) of UHS or UHS and a Subsidiary (or Subsidiaries) of UHS, directly or indirectly, at the date of determination thereof has at least majority ownership interest.


RESTRICTIONS ON LIENS

         UHS will not, and will not permit any Subsidiary of UHS to, incur, create, assume or otherwise become liable with respect to any Indebtedness secured by a Lien, or guarantee any Indebtedness with a guarantee which is secured by a Lien, on any Principal Property of UHS or any shares of Capital Stock or Indebtedness of any Consolidated Subsidiary, without effectively providing that the Debt Securities (together with, if UHS shall so determine, any other Indebtedness of UHS then existing or thereafter created ranking equally with the Debt Securities) shall be secured equally and ratably with (or, at the option of UHS, prior to) such secured Indebtedness so long as such secured Indebtedness shall be so secured; provided, however, that this covenant will not apply to Indebtedness secured by: (a) Liens existing on the date of the Indenture; (b) Liens in favor of governmental bodies to secure progress, advance or other payments; (c) Liens existing on property, Capital Stock or Indebtedness at the time of acquisition thereof (including acquisition through lease, merger or consolidation) or Liens to secure the payment of all or any part of the purchase price thereof or the purchase price of construction, installation, renovation, improvement or development thereon or thereof or to secure any Indebtedness incurred prior to, at the time of, or within 360 days after the later of the acquisition, completion of such construction, installation, renovation, improvement or development or the commencement of full operation of such property or within 360 days after the acquisition of such Capital Stock or Indebtedness for the purpose of financing all or any part of the purchase price thereof; (d) Liens securing Indebtedness in an aggregate amount which, at the time of incurrence and together with all outstanding Attributable Debt in respect of Sale and Leaseback Transactions permitted by clause (y) in the "Restrictions on Sales and Leasebacks" covenant, does not exceed 5% of the Consolidated Net Tangible Assets of UHS and its Subsidiaries; and (e) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Liens referred to in the foregoing clauses (a) through (d) inclusive; provided, that such extension, renewal or replacement of such Lien is limited to all or any part of the same property, Capital Stock or Indebtedness that secured the Lien extended, renewed or replaced (plus improvements on such property), and that such secured Indebtedness at such time is not increased.


RESTRICTIONS ON SALES AND LEASEBACKS

         UHS will not, and will not permit any Subsidiary of UHS to, sell or transfer any Principal Property of UHS, with UHS or such Subsidiary taking back a lease of such Principal Property of UHS (a "Sale and Leaseback Transaction"), unless (i) such Principal Property of UHS is sold within 360 days from the date of acquisition of such Principal Property of UHS or the date of the completion of construction or commencement of full operations of such Principal Property of UHS, whichever is later, or (ii) UHS or such Subsidiary, within 120 days after such sale, applies or causes to be applied to the retirement of Funded Debt of UHS or any Subsidiary (other than Funded Debt of UHS which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Debt Securities) an amount not less than the greater of (A) the net proceeds of the sale of such Principal Property of UHS or (B) the fair value (as determined in any manner approved by the Board of Directors) of such Principal Property of UHS. The provisions of this covenant shall not prevent a Sale and Leaseback Transaction (x) if the lease entered into by UHS or such Subsidiary in connection therewith is for a period, including renewals, of not more than 36 months, (y) if UHS or such Subsidiary would, at the time of entering into such Sale and Leaseback Transaction, be entitled, with out equally and ratably securing the Debt Securities, to create or assume a Lien on such Principal Property of UHS securing Indebtedness in an amount at least equal to the Attributable Debt in respect of such Sale and Leaseback Transaction pursuant to clause (d) above in the "Restrictions on Liens" covenant or (z) involving a Sale and Leaseback of a Principal Property of UHS to UHT not exceeding 5% of Consolidated Net Tangible Assets.

RANKING

         The Debt Securities constitute senior unsecured obligations of UHS.
As of May 31, 1995, UHS had approximately $35 million of indebtedness outstanding which would rank pari passu with the Debt Securities. Creditors of UHS' Subsidiaries will have a claim on the assets of such Subsidiaries which will be prior to the holders of the Debt Securities. Indebtedness under UHS' revolving credit agreement is guaranteed by Subsidiaries of UHS. Except as otherwise specified in the Authorizing Resolution and/or supplemental indenture relating to the Debt Securities in respect of which this Prospectus is being delivered, there are no limitations in the Indenture relating to the Debt Securities on the amount of additional Indebtedness which may rank pari passu with the Debt Securities or on the amount of Indebtedness, secured or otherwise, which may be incurred or preferred stock which may be issued by any of UHS' Subsidiaries; provided, that the incurrence of secured Indebtedness by UHS is subject to the limitations set forth in the "Restrictions on Liens" covenant.


DISCHARGE

         Except as specifically set forth in the Indenture, UHS may terminate its obligations under any Series of Debt Securities and the Indenture with respect to such Series, at any time, (a) by delivering all outstanding Debt Securities of such Series to the Trustee for cancellation and paying any other sums payable by it under such Debt Securities and the Indenture with respect to such Series, or (b) after giving notice to the Trustee of its intention to defease all of the Debt Securities of such Series by irrevocably depositing with the Trustee or a paying agent (other than UHS or a Subsidiary) (i) in the case of any Debt Securities of any Series denominated in United States dollars, cash or U.S. Government Obligations (as defined in the Indenture) sufficient to pay all remaining Indebtedness on such Debt Securities and (ii) in the case of any Debt Securities of any Series denominated in any currency other than United States dollars, an amount of the Required Currency (as defined in the Indenture) sufficient to pay all remaining Indebtedness on such Debt Securities; provided that if such irrevocable deposit pursuant to (b) above is made on or prior to one year from the Stated Maturity for payment of principal of such Series of Debt Securities, UHS shall have delivered to the Trustee either an opinion of counsel with no material qualifications or a favorable ruling of the Internal Revenue Service, in either case to the effect that holders of such Debt Securities (i) will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit (and the defeasance contemplated in connection therewith) and (ii) will be subject to Federal income tax on the same amounts and in the same manner and at the same time as would have been the case if such deposit and defeasance had not occurred.


MERGER AND CONSOLIDATION

         UHS shall not consolidate with or merge with or into any other corporation or transfer all or substantially all of its property and assets as an entirety to any person, in one or a series of related transactions, unless
(i) UHS shall be the continuing person or the corporation formed by such consolidation or into which UHS is merged or to which the properties and assets of UHS as an entirety are transferred is a corporation organized and existing under the laws of the United States or any State thereof or the

District of Columbia which expressly assumes all of the obligations of UHS under the Debt Securities and the Indenture and (ii) immediately before and immediately after giving effect to such transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing.


MODIFICATION AND WAIVER

         Modification and amendment of the Indenture may be made by UHS and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of all Series affected thereby (voting as a single class); provided that such modification or amendment may not, without the consent of the holder of the Debt Securities affected thereby, (i) extend the Stated Maturity of the principal of or any installment of interest with respect to the Debt Securities; (ii) reduce the principal amount of, or the rate of interest on, or alter the redemption provisions with respect to, the Debt Securities; (iii) change the currency of payment of principal of or interest on the Debt Securities; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities; (v) reduce the above-stated percentage of holders of the Debt Securities necessary to modify or amend the Indenture; or (vi) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive any covenant or past default. Holders of not less than a majority in principal amount of the outstanding Debt Securities of all Series affected thereby (voting as a single class) may waive certain past defaults and may waive compliance by UHS with any provision of the Indenture or such Debt Securities (subject to the immediately preceding sentence); provided, that, only the holders of a majority in principal amount of Debt Securities of a particular Series may waive compliance with a provision of the Indenture or the Debt Securities of such Series having applicability solely to such Series.


EVENTS OF DEFAULT AND NOTICE THEREOF

         The term "Event of Default" when used in the Indenture with respect to any Series of Debt Securities, means any one of the following: (i) failure of UHS to pay interest on such Series of Debt Securities within 30 days of when due or principal on such Series of Debt Securities when due (including any sinking fund installment); (ii) failure to perform any other agreement in the Debt Securities of such Series or the Indenture other than an agreement relating solely to another Series of Debt Securities for 30 days after notice;
(iii) acceleration of Indebtedness of UHS or any Significant Subsidiary (as defined in the Indenture) under the terms of the instruments evidencing such Indebtedness aggregating more than $5 million at the time outstanding; (iv) a default in the payment of principal of or interest in respect of any Indebtedness of UHS or any Significant Subsidiary having an outstanding principal amount of $5 million individually or in the aggregate; (v) judgments for the payment of more than $5 million at the time outstanding rendered against UHS or any Significant Subsidiary and not discharged within 60 days after such judgment becomes final and nonappealable; and (vi) certain events of bankruptcy, insolvency or reorganization with respect to UHS or any Significant Subsidiary. Additional or different Events of Default, if any, applicable to the Series of Debt Securities in respect of which this Prospectus is being delivered are specified in the accompanying Supplement.

         The Indenture provides that the Trustee shall, within 60 days after the occurrence of any default (the term "default" to include the events specified above without grace or notice) with respect to any Series of Debt Securities actually known to it, give to the holders of such Debt Securities notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of the Debt Securities or in the payment of any sinking fund installment, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such Debt Securities. The Indenture will require UHS to certify to the Trustee quarterly as to whether any default occurred during such quarter.

         In case an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization of UHS) with respect to any Debt Securities of such Series shall occur and be continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of such Series then outstanding, by notice in writing to UHS (and to the Trustee if given by the holders of the Debt Securities of such Series), may declare all unpaid principal of and accrued interest on such Debt Securities then outstanding to be due and payable immediately. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization of UHS shall occur, all unpaid principal of and accrued interest on all Debt Securities then outstanding shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of any Debt Securities. Such acceleration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on the Debt Securities of such Series) may be waived by the holders of a majority in principal amount of the Debt Securities of such Series then outstanding upon the conditions provided in the Indenture.

         The Indenture provides that no holder of the Debt Securities of such Series may pursue any remedy under the Indenture unless the Trustee shall have failed to act after, among other things, notice of an Event of Default and request by holders of at least 25% in principal amount of the Debt Securities of the Series of which the Event of Default has occurred and the offer to the Trustee of indemnity satisfactory to it; provided, however, that such provision does not affect the right to sue for enforcement of any overdue payment on such Debt Securities.


THE TRUSTEE

         PNC Bank, National Association will be Trustee under the Indenture. The Indenture contains certain limitations on the right of the Trustee, as a creditor of UHS, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

         The holders of a majority in principal amount of all outstanding Debt Securities of a Series (or if more than one Series is affected thereby, of all Series so affected voting as a single class) will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the Trustee.

         In case an Event of Default shall occur (and shall not be cured) and is known to the Trustee, the Trustee shall exercise such of the rights and powers vested in it by the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Debt Securities unless they shall have offered to the Trustee security and indemnity satisfactory to it.


GOVERNING LAW

         The Indenture and the Debt Securities will be governed by the laws of the State of New York.


                              PLAN OF DISTRIBUTION

         UHS may sell the Debt Securities in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of institutional purchasers or to a single purchaser; or (iii) through agents. The underwriters for any offering may include Dillon, Read & Co. Inc., J.P. Morgan Securities Inc., BA Securities, Inc. and Chemical Securities Inc. Any such dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act of 1933. The terms of the offering of the Series of Debt Securities with respect to which this Prospectus is being delivered are set forth in the accompanying Supplement, including the name or names of any underwriters, dealers or agents, the purchase price of such Series and the proceeds to UHS from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions which may be allowed or reallowed or paid to dealers and any securities exchanges on which the Series may be listed.

         If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the Supplement, the obligation of the underwriters to purchase the Debt Securities described in the accompanying Supplement will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such Debt Securities if any are so purchased by them. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         The Debt Securities may be sold directly by UHS or through agents designated by UHS from time to time. Any agents involved in the offer or sale of the Debt Securities in respect of which this Prospectus is being delivered are named, and any commissions payable by UHS to such agents are set forth in the accompanying Supplement. Unless otherwise indicated in the Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

         If dealers are utilized in the sale of any Debt Securities, UHS will sell the Debt Securities to the dealers, as principals. Any dealer may resell the Debt Securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the Supplement with respect to the Debt Securities being offered thereby.

         Underwriters will not be obligated to make a market in any Debt Securities. UHS cannot predict the activity of trading in, or liquidity of, any Debt Securities.

         Agents, dealers and underwriters will be entitled under agreements entered into with UHS to indemnification by UHS against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by UHS to payments they may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for UHS in the ordinary course of business.


                                 LEGAL MATTERS

         Certain legal matters with respect to the validity of the Debt Securities will be passed upon for UHS by Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, New York 10103. Anthony Pantaleoni, a director of UHS who owns less than one percent of the outstanding capital stock of UHS, is a partner of Fulbright & Jaworski L.L.P. Certain legal matters with respect to a particular issue of Debt Securities will be passed upon for the underwriters, dealers or agents, if any, by Cahill Gordon & Reindel, a partnership including a professional corporation, 80 Pine Street, New York, New York 10005.


                                    EXPERTS

         The consolidated financial statements and schedule of Universal Health Services, Inc. and subsidiaries as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994, and the financial statements of Aiken Regional Medical Centers as of and for the year ended December 31, 1994, included or incorporated by reference in this Registration Statement have been audited by Arthur Andersen L.L.P., independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

         The combined financial statements of Manatee Hospitals and Health Systems, Inc. at August 31, 1993 and 1994, and for the years then ended appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent Certified Public Accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                        INDEX TO FINANCIAL STATEMENTS

                                                                                    PAGE
                                                                                    ----
UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . . . . F-2
Consolidated Statements of Income for the Three Years
      in the Period Ended December 31, 1994 (audited) . . . . . . . . . . . . . . . F-3
Consolidated Balance Sheets as of December 31, 1993 and 1994
      (audited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-4
Consolidated Statements of Stockholders' Equity for the
      Three Years Ended December 31, 1994 (audited) . . . . . . . . . . . . . . . . F-5
Consolidated Statements of Cash Flows for the Three Years
      Ended December 31, 1994 (audited) . . . . . . . . . . . . . . . . . . . . . . F-6
Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . F-7
Consolidated Statements of Income for the Three Months Ended
      March 31, 1994 (unaudited) and March 31, 1995 (unaudited) . . . . . . . . . . F-17
Condensed Consolidated Balance Sheets as of March 31, 1995 (unaudited)
      and December 31, 1994 (audited) . . . . . . . . . . . . . . . . . . . . . . . F-18
Condensed Consolidated Statements of Cash Flows for the Three Months Ended
      March 31, 1994 (unaudited) and March 31, 1995 (unaudited) . . . . . . . . . . F-19
Notes to Condensed Consolidated Financial Statements  . . . . . . . . . . . . . . . F-20

AIKEN REGIONAL MEDICAL CENTERS, INC.
Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . . . . F-22
Balance Sheet for the Year Ended December 31, 1994 and for the Three
      Months Ended March 31, 1995 (unaudited) . . . . . . . . . . . . . . . . . . . F-23
Statement of Income for the Year Ended December 31, 1994 and the Three
      Months Ended March 31, 1994 and 1995 (unaudited)  . . . . . . . . . . . . . . F-24
Statement of Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . . . . . F-25
Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-26
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . F-27

MANATEE HOSPITALS AND HEALTH SYSTEMS, INC.
Report of Independent Certified Public Accountants  . . . . . . . . . . . . . . . . F-32
Combined Balance Sheets as of August 31, 1993 and 1994 (audited)
      and as of March 31, 1995 (unaudited). . . . . . . . . . . . . . . . . . . . . F-33
Combined Statements of Revenue and Expenses for the Years Ended August 31,
      1993 and 1994 (audited) and for the Seven Months Ended
      March 31, 1994 and March 31, 1995 (unaudited) . . . . . . . . . . . . . . . . F-35
Combined Statements of Changes in Fund Balances for the Years Ended
      August 31, 1993 and 1994 (audited) and for the Seven Months
      Ended March 31, 1995 (unaudited)  . . . . . . . . . . . . . . . . . . . . . . F-36
Combined Statements of Cash Flows for the Years Ended August 31, 1993
      and 1994 (audited) and for the Seven Months Ended March 31, 1994 and March 31, 1995 (unaudited)  . . . . . . . . . . . . . . . . . . . . . . . F-37
Notes to Combined Financial Statements  . . . . . . . . . . . . . . . . . . . . . . F-38

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Universal Health Services, Inc.:

        We have audited the accompanying consolidated balance sheets of Universal Health Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Health Services, Inc. and subsidiaries as of December 31, 1993 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

 Philadelphia, Pennsylvania
 February 16, 1995

               UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF INCOME
                            YEAR ENDED DECEMBER 31

                                                         1992               1993            1994
                                                     ------------      ------------     ------------
Net revenues......................................   $731,227,000      $761,544,000     $782,199,000
Operating charges
  Operating expenses..............................    285,922,000       299,645,000      298,108,000
  Salaries and wages..............................    265,017,000       280,041,000      286,297,000
  Provision for doubtful accounts.................     45,008,000        55,409,000       58,347,000
  Depreciation & amortization.....................     49,059,000        39,599,000       42,383,000
  Lease and rental expense........................     33,854,000        34,281,000       34,097,000
  Interest expense, net...........................     11,414,000         8,645,000        6,275,000
  Nonrecurring charges............................             --         8,828,000        9,763,000
                                                     ------------      ------------     ------------
  Total operating charges.........................    690,274,000       726,448,000      735,270,000
                                                     ------------      ------------     ------------
  Income before income taxes......................     40,953,000        35,096,000       46,929,000
  Provision for income taxes......................     20,933,000        11,085,000       18,209,000
                                                     ------------      ------------     ------------
  Net income......................................    $20,020,000       $24,011,000      $28,720,000
                                                     ============      ============     ============
  Earnings per common & common share equivalents
    (fully diluted)...............................    $      1.43       $      1.71      $      2.02
                                                     ============      ============     ============
  Weighted average number of common shares and
    equivalents...................................     14,970,000        14,819,000       14,389,000
                                                     ============      ============     ============

The accompanying notes are an integral part of these consolidated financial statements.

               UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


 Assets                                                                            December 31
- --------                                                                   -----------------------------
                                                                               1993             1994
                                                                           ------------      -----------
CURRENT ASSETS
Cash and cash equivalents.......................................           $    569,000     $    780,000
Accounts receivable, net of allowance of $28,444,000 in 1993 and
  $34,957,000 in 1994 for doubtful accounts.....................             78,605,000       84,818,000
Supplies........................................................             12,617,000       15,723,000
Deferred income taxes...........................................              7,733,000       12,942,000
Other current assets............................................              2,475,000        4,126,000
                                                                           ------------      -----------
Total current assets............................................            101,999,000      118,389,000
PROPERTY AND EQUIPMENT
Land............................................................             29,026,000       34,159,000
Buildings and improvements......................................            284,510,000      314,545,000
Equipment.......................................................            191,483,000      218,844,000
Property under capital lease....................................             18,937,000       24,782,000
                                                                           ------------      -----------
                                                                            523,956,000      592,330,000
Less accumulated depreciation...................................            231,509,000      265,059,000
                                                                           ------------      -----------
                                                                            292,447,000      327,271,000
Construction in progress........................................              9,985,000        4,372,000
                                                                           ------------      -----------
                                                                            302,432,000      331,643,000
OTHER ASSETS
Excess of cost over fair value of net assets acquired...........             38,089,000       38,762,000
Deferred income taxes...........................................                     --        2,742,000
Deferred charges................................................              1,697,000        1,527,000
Other...........................................................             16,205,000       28,429,000
                                                                           ------------      -----------
                                                                             55,991,000       71,460,000
                                                                           ------------      -----------
                                                                           $460,422,000     $521,492,000
                                                                           ============      ===========
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
- -------------------------------------------
CURRENT LIABILITIES
Current maturities of long-term debt............................           $  4,313,000     $  7,236,000
Accounts payable................................................             34,038,000       37,185,000
Accrued liabilities
   Compensation and related benefits............................             16,565,000       20,208,000
   Interest.....................................................              3,247,000        2,442,000
   Other........................................................             25,789,000       32,294,000
   Federal and state taxes......................................              2,547,000        4,417,000
                                                                           ------------      -----------
Total current liabilities.......................................             86,499,000      103,782,000
DEFERRED INCOME TAXES...........................................              3,863,000               --
OTHER NONCURRENT LIABILITIES....................................             70,491,000       71,956,000
LONG-TERM DEBT..................................................             75,081,000       85,125,000
COMMITMENTS AND CONTINGENCIES
COMMON STOCKHOLDERS' EQUITY
Class A Common Stock, voting, $.01 par value;
  authorized 12,000,000 shares; issued and outstanding
  1,139,123 shares in 1993 and 1,090,527 in 1994................                 11,000           11,000
Class B Common Stock, limited voting, $.01 par value;
  authorized 50,000,000 shares; issued and outstanding
  12,171,454 shares in 1993 and 12,591,854 in 1994..............                122,000          126,000
Class C Common Stock, voting, $.01 par value;
  authorized 1,200,000 shares; issued and outstanding
  114,482 shares in 1993 and 109,622 in 1994....................                  1,000            1,000
Class D Common Stock, limited voting, $.01 par value;
  authorized 5,000,000 shares; issued and outstanding
  26,223 shares in 1993 and 22,769 in 1994......................                     --               --
Capital in excess of par value, net of deferred compensation of
  $291,000 in 1993 and $414,000 in 1994.........................             80,878,000       88,295,000
Retained earnings...............................................            143,476,000      172,196,000
                                                                           ------------      -----------
                                                                            224,488,000      260,629,000
                                                                           ------------      -----------
                                                                           $460,422,000     $521,492,000
                                                                           ============      ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                    F - 4

               UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1992 1993, AND 1994

                                                                 CAPITAL IN
                       CLASS A    CLASS B   CLASS C   CLASS D     EXCESS OF      RETAINED
                       COMMON     COMMON    COMMON    COMMON      PAR VALUE      EARNINGS        TOTAL
                     ----------  --------  --------   -------   -----------    ------------   ------------
Balance
January 1, 1992...      $14,000   $121,000   $2,000   $1,000    $84,770,000   $99,445,000     $184,353,000
Common Stock
    Issued........           --         --       --       --      1,134,000            --        1,134,000
    Converted.....       (2,000)     4,000   (1,000)  (1,000)            --            --               --
    Repurchased...           --     (2,000)      --       --     (2,924,000)           --       (2,926,000)
Amortization
    of deferred
    compensation..           --         --       --       --        361,000            --          361,000
Cancellation of
    stock grant...           --         --       --       --        (39,000)           --          (39,000)
Net income........           --         --       --       --             --    20,020,000       20,020,000
                        -------   --------   ------    -----    -----------   -----------     ------------
Balance
January 1, 1993...       12,000    123,000    1,000       --     83,302,000   119,465,000      202,903,000
Common Stock
    Issued........           --      1,000       --       --        518,000            --          519,000
    Converted.....       (1,000)     1,000       --       --             --            --               --
    Repurchased...           --     (3,000)      --       --     (3,233,000)           --       (3,236,000)
Amortization
    of deferred
    compensation..           --         --       --       --        333,000            --          333,000
Cancellation of
    stock grant...           --         --       --       --        (42,000)           --          (42,000)
Net income........           --         --       --       --             --    24,011,000       24,011,000
                        -------   --------   ------    -----    -----------   -----------     ------------
Balance
January 1, 1994...       11,000    122,000    1,000       --     80,878,000   143,476,000      224,488,000
Common Stock
    Issued........           --      9,000       --       --     20,308,000            --       20,317,000
    Repurchased...           --     (5,000)      --       --    (13,144,000)           --      (13,149,000)
Amortization
    of deferred
    compensation..           --         --       --       --        277,000            --         277,000
Cancellation of
    stock grant...           --         --       --       --        (24,000)           --         (24,000)
Net income........           --         --       --       --             --    28,720,000      28,720,000
                        -------   --------   ------    -----    -----------   -----------    ------------
Balance
December 31, 1994       $11,000   $126,000   $1,000       --    $88,295,000  $172,196,000    $260,629,000
                        =======   ========   ======    =====    ===========  ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

               UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            YEAR ENDED DECEMBER 31

                                                                1992            1993            1994
                                                            -----------      -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.............................................   $20,020,000      $24,011,000     $28,720,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization........................    49,059,000       39,599,000      42,383,000
    Provision for self-insurance reserves................    21,193,000       20,755,000      10,810,000
    Other non-cash charges...............................            --        8,828,000       9,763,000
Changes in assets and liabilities, net of effects from
  acquisitions and dispositions:
    Accounts receivable..................................     7,608,000       12,928,000      (4,380,000)
    Accrued interest.....................................      (256,000)        (412,000)       (805,000)
    Accrued and deferred income taxes....................    (9,955,000)      (8,990,000)     (9,944,000)
    Other working capital accounts.......................     3,960,000        4,858,000       1,710,000
    Other assets and deferred charges....................    (2,120,000)      (5,804,000)     (3,064,000)
    Other................................................       620,000        1,002,000         (42,000)
    Payments made in settlement of self-insurance claims.    (8,398,000)     (12,135,000)    (14,527,000)
                                                            -----------      -----------     -----------
    Net cash provided by operating activities............    81,731,000       84,640,000      60,624,000
                                                            -----------      -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Property and equipment additions.......................   (33,244,000)     (47,319,000)    (43,998,000)
  Disposition of assets..................................     2,652,000          227,000       1,132,000
  Acquisition of properties previously leased............            --       (3,218,000)     (5,771,000)
  Acquisition of businesses..............................    (7,188,000)     (11,526,000)    (16,794,000)
  Acquisition of assets held for lease...................            --               --      (9,059,000)
  Disposition of businesses..............................    12,355,000       18,492,000       3,791,000
  Other investments......................................           --                --      (1,079,000)
                                                            -----------      -----------     -----------
  Net cash used in investing activities..................   (25,425,000)     (43,344,000)    (71,778,000)
                                                            -----------      -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Additional borrowings..................................    15,375,000        1,800,000      45,469,000
  Reduction of long-term debt............................   (85,900,000)     (46,496,000)    (21,981,000)
  Issuance of common stock...............................     1,134,000          519,000       1,026,000
  Repurchase of common shares............................    (2,926,000)      (3,236,000)    (13,149,000)
                                                            -----------      -----------     -----------
  Net cash provided by (used in) financing activities....   (72,317,000)     (47,413,000)     11,365,000
                                                            -----------      -----------     -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........   (16,011,000)      (6,117,000)        211,000
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...........    22,697,000        6,686,000         569,000
                                                            -----------      -----------     -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD.................  $  6,686,000    $     569,000    $    780,000
                                                            ===========      ===========     ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Interest paid..........................................  $ 11,670,000    $   9,057,000    $  7,080,000
  Income taxes paid, net of refunds......................  $ 31,086,000    $  19,901,000    $ 28,153,000

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

  See Notes 2, 3 and 6

  The accompanying notes are an integral part of these consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Universal Health Services, Inc. (the "Company") is primarily engaged in owning and operating acute care and psychiatric hospitals and ambulatory treatment centers. The consolidated financial statements include the accounts of the Company, and its majority-owned subsidiaries and partnerships controlled by the Company as the managing general partner. All significant intercompany accounts and transactions have been eliminated. The more significant accounting policies follow:

        NET REVENUES: Net revenues are reported at the estimated net realizable amounts from patients, third-party payers, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payers. These net revenues are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Medicare and Medicaid net revenues represented 39%, 43% and 44% of net patient revenues for the years 1992, 1993 and 1994, respectively, excluding the additional revenues from special Medicaid reimbursement programs described in Note 9.

        PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Expenditures for renewals and improvements are charged to the property accounts. Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. The Company removes the cost and the related accumulated depreciation from the accounts for assets sold or retired and the resulting gains or losses are included in the results of operations.

        Depreciation is provided on the straight-line method over the estimated useful lives of buildings and improvements (twenty to forty years) and equipment (five to fifteen years).

        OTHER ASSETS: The excess of cost over fair value of net assets acquired in purchase transactions, net of accumulated amortization of $47,663,000 in 1993 and $52,261,000 in 1994 is amortized using the straightine method over periods ranging from five to forty years. During 1992 the Company recorded a $13.5 million charge to amortization expense due to a revaluation of certain goodwill balances.

        During 1994, the Company established an employee life insurance program covering approximately 2,500 employees. At December 31, 1994, the cash surrender value of the policies ($41.3 million) was recorded net of related loans ($41.0 million) and is included in other assets.

        LONG-LIVED ASSETS: It is the Company's policy to review the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If such review indicates that the carrying value of the asset is not recoverable, it is the Company's policy to reduce the carrying amount of such assets to fair value.

        EARNINGS PER COMMON AND COMMON SHARE EQUIVALENTS: Earnings per share are based on the weighted average number of common shares outstanding during the year adjusted to give effect to common stock equivalents. The 1994, 1993 and 1992 earnings per share have been adjusted to reflect the assumed conversion of the Company's convertible debentures. In April 1994, the Company redeemed the debentures which reduced the fully diluted number of shares outstanding by 451,233.

        INCOME TAXES: The Company and its subsidiaries file consolidated Federal tax returns. Deferred taxes are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

        OTHER NONCURRENT LIABILITIES: Other noncurrent liabilities include the long-term portion of the Company's professional and general liability and workers' compensation reserves and minority interests in majority owned subsidiaries and partnerships.

        STATEMENT OF CASH FLOWS: For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Interest expense in the consolidated statements of income is net of interest income of $515,000, $498,000 and $266,000 in 1992, 1993 and 1994, respectively.

        INTEREST RATE SWAP AGREEMENTS: In managing interest rate exposure, the Company at times enters into interest rate swap agreements. When interest rates change, the differential to be paid or received is accrued as interest expense and is recognized over the life of the agreements.

        RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with the current year's presentation.

2) ACQUISITIONS, DISPOSITIONS AND CLOSURES

        1994 -- During 1994 the Company purchased majority interests in two separate partnerships which own and operate outpatient surgery facilities. One of these partnerships was merged with an existing partnership in which the Company held a majority ownership. The Company also agreed to manage the operations of, and purchased a majority interest in, three separate partnerships which lease fixed assets to four radiation therapy centers located in Kentucky. In addition, the Company purchased one radiation center and majority interests in two separate partnerships which own and operate radiation therapy centers. Total consideration for these acquisitions was $14.5 million in cash, and the assumption of liabilities totalling $3.0 million.

        In November 1994, the Company acquired a 112-bed acute care hospital located in Edinburg, Texas for net cash of approximately $11.3 million and the assumption of liabilities totalling $2.2 million. In connection with this acquisition, the Company committed to invest at least an additional $30 million, over a four year period, to renovate the existing facility and construct an additional facility.

        During the fourth quarter of 1994, the Company signed a letter of intent to acquire a 225-bed acute and psychiatric care hospital located in Aiken, South Carolina in exchange for a 104-bed acute care hospital, a 126-bed acute and psychiatric care hospital and cash. The majority of the real estate assets of the 126-bed facility are currently being leased from Universal Health Realty Income Trust (the "Trust") pursuant to the terms of an operating lease which expires in 2000. The Company anticipates exchanging additional real estate assets with the Trust as consideration for the purchase of the real estate assets of this facility (See Note 8). The closing of this transaction, which is expected to be completed during the second quarter of 1995, is subject to a number of conditions including regulatory approval. As a result of this transaction a $4.3 million charge is included in the 1994 consolidated statement of income.

        Also during the fourth quarter of 1994, the Company signed a letter of intent to acquire a 512-bed acute care hospital located in Bradenton, Florida. The closing of this transaction is subject to a number of conditions. Although management does not expect to close this transaction until the second quarter of 1995, the Company began to manage the hospital in January, 1995 under a separate management contract. Total cash consideration for the Aiken and Bradenton acquisitions is expected to approximate $200 million.

        Operating results of the hospital located in Edinburg have been included in the financial statements only from the date of acquisition. Assuming the above Edinburg, Aiken and Bradenton acquisitions had been completed as of January 1, 1994 the unaudited pro forma net revenues and net income would have been $952 million and $32 million, respectively. In addition, the unaudited pro forma earnings per share would have been $2.25. The unaudited pro forma financial information may not be indicative of results that would have been reported if the acquisitions had occurred at the beginning of 1994 and may not be indicative of future operating results.

        1993 -- During 1993 the Company purchased a radiation therapy center and majority interests in four separate partnerships which own and operate ambulatory surgery facilities for $11.5 million in cash and the assumption of liabilities totaling $300,000.

        During the fourth quarter, the Company sold the operations and fixed assets of a 124-bed acute care hospital for approximately $7.8 million in cash. The Company also sold the operations and certain fixed assets of a 134-bed acute care hospital for cash of $1.5 million. Concurrently, the Company sold certain related real property to Universal Health Realty Income Trust (the "Trust"), an affiliate and the lessor of this 134-bed acute care hospital, for $1 million in cash and a note receivable of $900,000 (see Note 8). In connection with this transaction, the Company's lease with the Trust for this property was terminated. The disposition of these two facilities resulted in a pre-tax loss of $4.4 million ($2.2 million after tax), which is included in nonrecurring charges in the 1993 consolidated statement of income.

        Also during 1993, the Company recorded a pre-tax charge of $4.4 million related to the winding down or disposition of other non-strategic businesses which is included in nonrecurring charges in the 1993 consolidated statement of income.

        1992 -- During 1992 the Company purchased majority interests in four separate partnerships which own and operate ambulatory surgery facilities for $7.2 million in cash and the assumption of liabilities totaling $5.4 million.

        Also during 1992, the Company discontinued operations at a 96-bed acute care hospital and sold the fixed assets of this facility for $3.4 million. The closing and sale of this hospital did not have a material impact on the consolidated financial statements.

3) LONG-TERM DEBT

   A summary of long-term debt follows:

                                                                                     DECEMBER 31
                                                                              --------------------------
                                                                                 1993           1994
                                                                              -----------    -----------
LONG-TERM DEBT:
  Notes payable (including obligations under capitalized leases of
    $12,132,000 in 1993 and $14,004,000 in 1994) with varying maturities through 2001; weighted average interest at 7.0% in 1993 and 6.9% in
    1994 (see Note 6 regarding capitalized leases)......................      $13,727,000   $19,442,000
  Mortgages payable, interest at 6.0% to 11.0% with varying maturities
    through 2000........................................................        3,811,000     3,745,000
  Revolving credit and demand notes.....................................        4,600,000     8,950,000
  Commercial paper......................................................               --    38,500,000
  Revenue bonds:
    interest at floating rates ranging from 5.5% to 6.9% and one at a fixed    18,200,000     18,200,000
    rate of 8.3% at December 31, 1994 with varying maturities through 2015      9,151,000      3,524,000
    Subordinated debt...................................................       29,905,000             --
                                                                              -----------    -----------
                                                                               79,394,000     92,361,000
    Less-Amounts due within one year....................................        4,313,000      7,236,000
                                                                              -----------    -----------
                                                                              $75,081,000    $85,125,000
                                                                              ===========    ===========

        During 1994, the Company increased its commercial paper facility from $25 million to $50 million. The facility is a daily valued program which is secured by patient accounts receivable. The Company has sufficient patient receivables to support a larger program, and upon the mutual consent of the Company and the participating lending institutions, the commitment can be increased. A fee of .76% is required on this $50 million commitment. Outstanding amounts of commercial paper that can be refinanced through available borrowings under the Company's revolving credit agreement are classified as long-term.

        The Company entered into an unsecured $125 million non-amortizing revolving credit agreement in 1994 which matures in August of 1999 and provides for interest, at the Company's option, at the prime rate, certificate of deposit rate plus 5/8% to 1 1/8% or Euro-dollar plus 1/2% to 1%. A fee ranging from 1/8% to 3/8% is required on the unused portion of this commitment. The margins over the certificate of deposit, the Euro-dollar rates and the commitment fee are based upon leverage and coverage ratios. At December 31, 1994 the applicable margins over the certificate of deposit and the Euro-dollar rate were 7/8% and 3/4%, respectively, and the commitment fee was 1/4%. There are no compensating balance requirements. The agreement contains a provision whereby 50% of the net consideration, in excess of $25 million, from the disposition of assets will be applied to reduce commitments. At December 31, 1994, the Company had $125 million of unused borrowing capacity, and there were no borrowings outstanding under this revolving credit agreement.

        The average amounts outstanding during 1992, 1993 and 1994 under the revolving credit and demand notes and commercial paper program were $47,318,000, $25,069,000 and $16,324,000, respectively, with corresponding effective interest rates of 5.5%, 4.6% and 7.9% including commitment fees. The maximum amounts outstanding at any month-end were $91,650,000, $46,800,000 and $47,450,000 during 1992, 1993 and 1994 respectively.

        The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate revolving credit and demand notes and commercial paper program. At December 31, 1994, the Company had two interest rate swap agreements with commercial banks having a total notional principal amount of $30 million. These agreements call for the payment of interest at a fixed rate by the Company in return for the payment by the commercial banks of a variable rate interest, which effectively fixes the Company's interest rate on a portion of its floating rate debt at 11.9%. The interest rate swap agreements in the amounts of $20 million and $10 million expire in January, 1995 and March, 1996, respectively. The effective interest rate on the Company's revolving credit and demand notes and commercial paper program including interest rate swap expense was 11.2%, 13.9% and 16.1% during 1992, 1993 and 1994, respectively. Additional interest expense recorded as a result of the Company's hedging activity was $4,158,000, $3,160,000 and $1,981,000 in 1992, 1993 and 1994, respectively. The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. These counterparties are major financial institutions and the Company does not anticipate nonperformance by the counterparties which are rated AA or better by Moody's Investors Service. The cost to terminate the swap obligations at December 31, 1993 and 1994, was approximately $4,870,000 and $2,133,000, respectively.

        Covenants relating to long-term debt require maintenance of a minimum net worth, specified debt to total capital, debt to EBITDA and fixed charge coverage ratios. Covenants also limit the Company's ability to incur additional senior debt and to pay cash dividends and repurchase its shares and limit capital expenditures, among other restrictions.

        During 1994, the Company called its 7 1/2% subordinated convertible debentures due 2008. Approximately $11 million of the debentures were redeemed in cash and $19 million were converted to the Company's class B stock.

        Substantially all of the Company's accounts receivable are pledged as collateral to secure debt.

        The fair value of the Company's long-term debt at December 31, 1994 was approximately equal to its carrying value.

        The Company is currently negotiating an increase to its revolving credit agreement. In connection with this transaction and other potential debt transactions to finance the acquisitions discussed in Note 2, the Company has entered into two options for interest rate swap agreements to become effective June, 1995, with a notional amount of $75 million and expiration dates in 2005.

Aggregate maturities follow:

                     -----------------------------
                     1995              $ 7,236,000
                     1996                5,721,000
                     1997                4,540,000
                     1998                2,647,000
                     1999               48,733,000
                     Later              23,484,000
                     -----------------------------
                     Total             $92,361,000
                     -----------------------------

4) COMMON STOCK

        During 1993 and 1994, the Company repurchased 224,800 and 509,800 shares of Class B Common Stock respectively at an average purchase price of $14.39 and $25.79 per share, respectively, or an aggregate of approximately $3.2 million and $13.2 million, respectively. All repurchases during 1994 were made subsequent to March 1, 1994. The Company's ability to repurchase its shares is limited by long-term debt covenants to $50 million plus 50% of cumulative net income since March, 1994. Under the terms of these covenants, the Company had the ability to repurchase an additional $61.6 million of its Common Stock as of December 31, 1994. The repurchased shares are treated as retired.

        At December 31, 1994 2,598,439 shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock, and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share for share basis into Class B Common Stock.

        In 1994, the Company adopted a Stock Compensation Plan which was approved by the Board of Directors. Under the terms of the Stock Compensation Plan, shares may be granted to key employees of the Company and to consultants and independent contractors. Shares may not be granted to officers or directors of the Company. The Plan will terminate on November 16, 2004, unless terminated sooner by the Board.

        At December 31, 1994 the Company has reserved 50,000 shares of its Class B Common Stock for the Stock Compensation Plan. In 1994, 1,800 shares were issued.

        In 1992, the Company adopted a Stock Bonus Plan and a Stock Ownership Plan, both of which were approved by the stockholders at the 1992 annual meeting. Under the terms of the Stock Bonus Plan, eligible employees may elect to receive all or part of their annual bonuses in shares of restricted stock (the "Bonus Shares"). Those electing to receive Bonus Shares also receive additional restricted shares in an amount equal to 20% of their Bonus Shares (the "Premium Shares"). Restrictions on one-half of the Bonus Shares and one-half of the Premium Shares lapse after one year and the restrictions on the remaining shares lapse after two years. The Company has reserved 150,000 shares of Class B Common Stock for this plan and has issued 58,178 shares at December 31, 1994.

        Under the terms of the Stock Ownership Plan, eligible employees may purchase shares of common stock, directly from the Company, at the market price. The Company will loan each eligible employee an amount equal to 90% of the purchase price for the shares. The loans, which are partially recourse to the employee, bear interest at the applicable Federal rate and are due five years from the purchase date. Shares purchased under this plan are restricted from sale or transfer. Restrictions on one-half of the shares lapse after one year and restrictions on the remaining shares lapse after two years. The Company has reserved 100,000 shares of Class B Common Stock for this plan. As of December 31, 1994, 31,234 shares were sold under the terms of this plan.

        The Company also has a Restricted Stock Purchase Plan which allows eligible participants to purchase shares of Class B Common Stock at par value, subject to certain restrictions. Under the terms of this plan, 300,000 shares of Class B Common Stock have been reserved for purchase by officers, key employees and consultants. The restrictions lapse as to one-third of the shares on the third, fourth and fifth anniversary dates of the purchase. The Company has issued 153,513 shares under this plan, of which 45,000 and 41,336 became fully vested during 1993 and 1994, respectively. Compensation expense, based on the difference between the market price on the date of purchase and par value, is being amortized over the restriction period and was $265,000 in 1992, $240,000 in 1993, $148,000 in 1994.


        Stock options to purchase Class B Common Stock have been granted to officers, key employees and directors of the Company under various plans. During 1994, subject to shareholder approval, the Board of Directors approved a 600,000 share increase in the reserve for Class B Common Stock available for grant, pursuant to the terms of the 1992 Stock Option Plan. All stock options were granted with an exercise price equal to the fair market value on the date of the grant. Options are exercisable ratably over a four year period beginning one year after the date of the grant. The options expire five years after the date of the grant.

        Information with respect to these options is summarized as follows:

                                                                AVERAGE
                                                      NUMBER     OPTION
OUTSTANDING OPTIONS                                 OF SHARES    PRICE
- -------------------                                  -------     ------
Balance, January 1, 1992 .........................   148,002     $ 7.80
  Granted.........................................   135,000     $12.72
  Exercised.......................................   (78,487)    $ 6.82
  Cancelled.......................................    (4,340)    $12.67
                                                     -------     ------
Balance, January 1, 1993 .........................   200,175     $11.40
  Granted.........................................     7,400     $14.88
  Exercised.......................................   (40,238)    $ 7.23
  Cancelled.......................................    (3,000)    $12.50
                                                     -------     ------
Balance, January 1, 1994 .........................   164,337     $12.53
  Granted.........................................   560,750     $22.05
  Exercised.......................................   (15,988)    $10.98
  Cancelled.......................................    (5,500)    $16.64
                                                     -------     ------
Balance, December 31, 1994 .......................   703,599     $20.12
                                                     =======     ======

        Options for 299,350 shares, subject to shareholder approval as described above, were available for grant at December 31, 1994. At December 31, 1994, options for 71,801 shares of Class B Common Stock with an aggregate purchase price of $893,445 (average of $12.44 per share) were exercisable.

5) INCOME TAXES

        Components of income tax expense are as follows:

                                              YEAR ENDED DECEMBER 31
                                    ------------------------------------------
                                        1992           1993            1994
                                    -----------    -----------     -----------
Currently payable
  Federal .....................     $28,495,000    $17,315,000     $27,014,000
  State .......................       3,949,000      1,136,000       3,009,000
                                    -----------    -----------     -----------
                                     32,444,000     18,451,000      30,023,000
                                    -----------    -----------     -----------
Deferred
  Federal .....................     (10,110,000)    (6,482,000)    (10,412,000)
  State .......................      (1,401,000)      (884,000)     (1,402,000)
                                    -----------    -----------     -----------
                                    (11,511,000)    (7,366,000)    (11,814,000)
                                    -----------    -----------     -----------
  Total .......................     $20,933,000    $11,085,000     $18,209,000
                                    ===========    ===========     ===========

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS
109). Under SFAS 109, deferred taxes are required to be classified based on the financial statement classification of the related assets and liabilities which give rise to temporary differences. The net effect of the impact of the 1993 tax law changes on the 1993 current and deferred tax provisions was immaterial.

        Deferred taxes result from temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The components of deferred taxes are as follows:

                                                                              YEAR ENDED DECEMBER 31
                                                                            ---------------------------
                                                                               1993             1994
                                                                            -----------     -----------
Self-insurance reserves .................................................   $29,134,000     $28,944,000
Doubtful accounts and other reserves ....................................     6,270,000       9,921,000
State income taxes ......................................................    (1,546,000)       (126,000)
Other deferred tax assets ...............................................       491,000         382,000
Depreciable and amortizable assets ......................................   (22,434,000)    (17,319,000)
Conversion from cash basis to accrual basis of accounting ...............    (7,634,000)     (5,017,000)
Other deferred tax liabilities ..........................................      (411,000)     (1,101,000)
                                                                             ----------     -----------
    Total deferred taxes ................................................    $3,870,000     $15,684,000
                                                                             ==========     ===========

        A reconciliation between the federal statutory rate and the effective tax rate is as follows:

                                                       YEAR ENDED DECEMBER 31
                                                       -----------------------
                                                       1992     1993     1994
                                                       -----    -----    -----
Federal statutory rate ...........................     34.0%    35.0%    35.0%
Nondeductible (deductible) depreciation,
  amortization and other ..........................    13.0     (3.9)     1.6
State taxes, net of Federal income tax benefit ....     4.1      0.5      2.2
                                                       ----     ----     ----
Effective tax rate ................................    51.1%    31.6%    38.8%
                                                       ====     ====     ====

        In 1993 and 1994, the Company reviewed its deferred state tax balances and as a result reduced its tax provision by $780,000 and $390,000, respectively. The net deferred tax assets and liabilities are comprised as follows:

                                                                              YEAR ENDED DECEMBER 31
                                                                            ---------------------------
                                                                               1993             1994
                                                                            -----------     -----------
Current deferred taxes
  Assets ..........................................................          $10,723,000     $16,622,000
  Liabilities .....................................................           (2,990,000)     (3,680,000)
                                                                              ----------     -----------
  Total deferred taxes-current ....................................            7,733,000      12,942,000
Noncurrent deferred taxes
  Assets ..........................................................           25,172,000      22,625,000
  Liabilities .....................................................          (29,035,000)    (19,883,000)
                                                                              ----------     -----------
  Total deferred taxes-noncurrent .................................           (3,863,000)      2,742,000
                                                                              ----------     -----------
Total deferred taxes ..............................................           $3,870,000     $15,684,000
                                                                              ==========     ===========

        The assets and liabilities classified as current relate primarily to the allowance for uncollectible patient accounts and the current portion of the temporary differences related to self-insurance reserves and the change in accounting method. Under SFAS 109, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has not provided a valuation allowance since management believes that all of the deferred tax assets will be realized through the reversal of temporary differences that result in deferred tax liabilities and through expected future taxable income.

6) LEASE COMMITMENTS

        Certain of the Company's hospital and medical office facilities and equipment are held under operating or capital leases which expire through 2013 (See Note 8). Certain of these leases also contain provisions allowing the Company to purchase the leased assets during the term or at the expiration of the lease at fair market value. A summary of property under capital lease follows:

                                                           DECEMBER 31
                                                  ---------------------------
                                                      1993            1994
                                                  -----------     -----------

Land, buildings and equipment .............       $18,937,000     $23,697,000
Less: accumulated amortization ............         6,400,000      10,426,000
                                                  -----------     -----------
                                                  $12,537,000     $13,271,000
                                                  ===========     ===========

        Future minimum rental payments under lease commitments with a term of more than one year as of December 31, 1994 are as follows:


                                                             CAPITAL         OPERATING
YEAR                                                          LEASES           LEASES
- ----                                                        -----------    ------------
1995 .................................................      $ 5,581,000    $ 23,693,000
1996 .................................................        4,716,000      21,011,000
1997 .................................................        3,363,000      18,371,000
1998 .................................................        1,618,000      17,012,000
1999 .................................................          381,000      16,405,000
Later Years ..........................................               --      36,536,000
                                                            -----------    ------------
Total minimum rental .................................      $15,659,000    $133,028,000
                                                                           ============
Less: Amount representing interest ...................        1,655,000
                                                            -----------
Present value of minimum rental commitments ..........       14,004,000
Less: Current portion of capital lease obligations ...        4,729,000
                                                            -----------
Long-term portion of capital lease obligations .......       $9,275,000
                                                            ===========

        Capital lease obligations of $7,310,000, $5,371,000, $4,654,000 in 1992,
1993 and 1994 respectively, were incurred when the Company entered into capital leases for new equipment.

7) COMMITMENTS AND CONTINGENCIES

        The Company is self-insured for its general liability risks for claims limited to $5 million per occurrence and for its professional liability risks for claims limited to $25 million per occurrence. Coverage in excess of these limits up to $100 million is maintained with major insurance carriers. During 1993 and 1994, the Company purchased a general and professional liability occurrence policy with a commercial insurer for one of its larger acute care facilities. This policy includes coverage up to $25 million per occurrence for general and professional liability risks.

        As of December 1993 and 1994, the reserve for professional and general liability risks was $65.2 million and $62.4 million, respectively, of which $8.3 million in 1993 and $11.0 million in 1994 is included in current liabilities. Self-insurance reserves are based upon actuarially determined estimates.

        The Company has outstanding letters of credit totalling $20 million related to the Company's self-insurance programs ($11.0 million), as support for various debt instruments ($.4 million) and as support for a loan guarantee for an unaffiliated party ($8.6 million). The Company has also guaranteed approximately $2 million of loans.

        During 1994, the Company signed letters of intent to acquire a 512-bed acute care hospital located in Bradenten, Flordia and a 225-bed acute and psychiatric care facility located in Aiken, South Carolina. These transactions, which are subject to a number of conditions, are expected to be completed during the second quarter of 1995. In addition to the exchange of certain real estate assets, the total cash consideration for these acquisitions is expected to approximate $200 million. Additionally, the Company is committed to invest at least an additional $30 million, over a four year period, to renovate the existing facility and construct an additional facility related to its 1994 acquisition of a 112-bed acute care hospital located in Edinburg, Texas. (See Note 2).

        The Company estimates the cost to complete major construction projects in progress at December 31, 1994 will approximate $12.3 million.

        The Company has entered into a long-term contract with a third party to provide certain data processing services for its acute care and psychiatric hospitals. This contract expires in 1999.

        Various suits and claims arising in the ordinary course of business are pending against the Company. In the opinion of management, the outcome of such claims and litigation will not materially affect the Company's consolidated financial position or results of operations.

8) RELATED PARTY TRANSACTIONS

        At December 31, 1994, the Company held approximately 8% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). Certain officers and directors of the Company are also officers and/or Directors of the Trust. The Company accounts for its investment in the Trust using the equity method of accounting. The Company's pre-tax share of income/(loss) from the Trust was ($110,000), $757,000 and $1,095,000 in 1992, 1993 and 1994
respectively, and is included in net revenues in the accompanying consolidated statements of income. The carrying value of this investment at December 31, 1993 and 1994 was $7,375,000 and $8,404,000, respectively and is included in other assets in the accompanying consolidated balance sheets. The market value of this investment at December 31, 1993 and 1994 was $10,352,000 and $11,261,000,
respectively.

        During 1993, pursuant to the terms of its lease with the Trust, the Company purchased the real property of a 48-bed psychiatric hospital located in Texas for $3.2 million. The real property of this hospital was previously leased by the Company and base rental payments continued under the existing lease until the date of sale. Operations at this hospital were discontinued during the first quarter of 1992, however, the facility is currently being utilized for outpatient services at one of the Company's acute care hospitals. Also during 1993, the Company sold to the Trust certain real estate assets of a 134-bed hospital located in Illinois for approximately $1.9 million. These assets consisted of additions and improvements made to the facility by the Company since the sale of the major portion of the real estate assets to the Trust in 1986. The operations of this facility were sold during 1993 to an operator unaffiliated with the Company.

        As of December 31, 1994, the Company leased eight hospital facilities from the Trust with initial terms expiring in 1999 through 2003. These leases contain up to six 5-year renewal options. Future minimum lease payments to the Trust are included in Note 6. The terms of the lease provide that in the event the Company discontinues operations at the leased facility for more than one year, the Company is obligated to offer a substitute property. If the Trust does not accept the substitute property offered, the Company is obligated to purchase the leased facility back from the Trust at a price equal to the greater of its then fair market value or the original purchase price paid by the Trust (See
Note 2). Total rent expense under these operating leases was $17,000,000 in 1992, $16,600,000 in 1993 and $15,700,000 in 1994. The Company received an advisory fee of $913,000 in 1992, $880,000 in 1993 and $909,000 in 1994 from the
Trust for investment and administrative services provided under a contractual agreement which is included in net revenues in the accompanying consolidated statements of income.

        In connection with various stock based compensation plans, $405,000 and $118,000 of loans made to cer tain officers and key employees were forgiven in 1992 and 1994, respectively, and charged to compensation expense.

        At January 1, 1992, the Company had a non-interest bearing demand note from a principal officer which was fully forgiven during 1992. Compensation expense charged to operations related to this note was $393,000 in 1992.

        A member of the Company's Board of Directors is a partner in the law firm used by the Company as its principal outside counsel.

9) QUARTERLY RESULTS (UNAUDITED)

        The following tables summarize the Company's quarterly financial data for the two years ended December 31, 1994.

                                          FIRST            SECOND         THIRD          FOURTH
1993                                     QUARTER          QUARTER        QUARTER         QUARTER
- ----                                  ------------     ------------    ------------    ------------
Net revenues.......................   $195,305,000     $187,453,000    $186,332,000    $192,454,000
Income before income taxes.........   $ 13,120,000     $  9,735,000    $  7,503,000    $  4,738,000
Net income.........................   $  8,611,000     $  6,478,000    $  5,157,000    $  3,765,000
Earnings per share (fully diluted).   $       0.60     $       0.46    $       0.37    $       0.28
                                      ============     ============    ============    ============

        Net revenues in 1993 include $13.5 million of additional revenues received from special Medicaid reimbursement programs. Of the amount received, $4.6 million was recorded in each of the first and second quarters, $1.0 million was recorded in the third quarter and $3.3 million was recorded in the fourth quarter. These amounts were recorded in the periods that the Company met all of the requirements to be entitled to these reimbursements. The first quarter operating results also include approximately $4.1 million of expenses related to the disposition of ancillary businesses and the second quarter operating results include a $3.2 million increase in the reserves for the Company's self-insurance programs. Net revenues in the third quarter include $3.0 million of unfavorable adjustments related to prior year reimbursement issues and the fourth quarter operating results includes a $4.7 million pre-tax loss on disposal of two acute care hospitals and the winding down or disposition of non-strategic businesses. The Company's effective tax rate in the fourth quarter was significantly lower than other quarters due to the disposition of two acute care hospitals resulting in the recoupment of previously non-deductible charges.

                                          FIRST            SECOND         THIRD          FOURTH
1994                                     QUARTER          QUARTER        QUARTER         QUARTER
- ----                                  ------------     ------------    ------------    ------------
Net revenues.......................   $194,432,000     $192,199,000    $191,512,000    $204,056,000
Income before income taxes.........   $ 16,794,000     $ 13,357,000    $  9,622,000    $  7,156,000
Net income.........................   $ 10,287,000     $  8,153,000    $  5,835,000    $  4,445,000
Earnings per share (fully diluted).   $       0.72     $       0.57    $       0.41    $       0.32
                                      ============     ============    ============    ============

        Net revenues in 1994 include $12.4 million of additional revenues received from special Medicaid reimbursement programs. Of this amount, $3.0 million was recorded in each of the first and second quarters, $3.1 million in the third quarter and $3.3 million in the fourth quarter. These programs are scheduled to terminate in August, 1995. These amounts were recorded in the periods that the Company met all of the requirements to be entitled to these reimbursements. Net revenues in the fourth quarter also include $3.0 million of proceeds related to the Company's previously disposed UK operations. The first quarter operating results also include approximately $1.3 million of expenses related to the disposition of a non-strategic business. The second quarter results include a $2.8 million write-down recorded against the book value of the real property of a psychiatric hospital owned by the Company and leased to an unaffiliated third party, which is currently in default under the terms of the lease. Also included in operating expenses during the second quarter is a $1.1 million favorable adjustment made to reduce the Company's workers compensation reserves. The fourth quarter results include a $1.3 million write-down recorded against the book value of the real property of a psychiatric hospital owned by the Company and for which its lease was terminated by an unaffiliated third party and a $4.3 million charge related to the anticipated disposition of two acute care hospitals. (See Note 2).

               UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                   (000's omitted except per share amounts)
                                  (unaudited)


                                                                     THREE MONTHS
                                                                    ENDED MARCH 31,
                                                            --------------------------------
                                                                    1994            1995
                                                            --------------------------------
Net revenues                                                    $   194,432      $   220,715

Operating charges:
     Operating expenses                                              74,327           84,469
     Salaries and wages                                              69,870           78,021
     Provision for doubtful accounts                                 13,208           17,185
     Depreciation and amortization                                    9,920           11,310
     Lease and rental expense                                         8,491            8,772
     Interest expense, net                                            1,822            1,614
                                                               -------------    -------------
                                                                    177,638          201,371
                                                               -------------    -------------

Income before income taxes                                           16,794           19,344
Provision for income taxes                                            6,507            7,503
                                                               -------------    -------------


NET INCOME                                                      $    10,287      $    11,841
                                                               =============    =============


Earnings per common
   and common equivalent share:                                 $      0.72      $      0.85
                                                               =============    =============

Weighted average number of
   common shares and equivalents:                                    14,761           13,942
                                                               =============    =============




  See accompanying notes to these condensed consolidated financial statements.

                UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                (000's omitted)

                                                                  DECEMBER 31,            MARCH 31,
                                                                      1994                  1995
                                                                      ----                  ----
                                                                                        (UNAUDITED)
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                      $     780             $  1,832
    Accounts receivable, net                                          84,818                90,511
    Supplies                                                          15,723                15,827
    Deferred income taxes                                             12,942                18,491
    Other current assets                                               4,126                 5,407
                                                                  -----------           -----------
          Total current assets                                       118,389               132,068
                                                                  -----------           -----------

Property and equipment                                               596,702               608,070
Less: accumulated depreciation                                      (265,059)             (272,650)
                                                                  -----------           -----------
                                                                     331,643               335,420
                                                                  -----------           -----------

OTHER ASSETS:
    Excess of cost over fair value of net
      assets acquired                                                 38,762                37,572
    Deferred income taxes                                              2,742                 2,742
    Deferred charges                                                   1,527                 1,630
    Other                                                             28,429                29,800
                                                                  -----------           -----------
                                                                      71,460                71,744
                                                                  -----------           -----------
                                                                   $ 521,492             $ 539,232
                                                                  ===========           ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Current maturities of long-term debt                           $   7,236             $   7,175
    Accounts payable and accrued liabilities                          92,129                92,072
    Federal and state taxes                                            4,417                17,228
                                                                  -----------           -----------
          Total current liabilities                                  103,782               116,475
                                                                  -----------           -----------

Other noncurrent liabilities                                          71,956                74,831
                                                                  -----------           -----------
Long-term debt, net of current maturities                             85,125                75,038
                                                                  -----------           -----------

COMMON STOCKHOLDERS' EQUITY:
    Class A Common Stock, 1,090,527 shares
      outstanding in 1994, 1,090,527 in 1995                              11                    11
    Class B Common Stock, 12,591,854 shares
      outstanding in 1994, 12,618,277 in 1995                            126                   126
    Class C Common Stock, 109,622 shares
      outstanding in 1994, 109,622 in 1995                                 1                     1
    Class D Common Stock, 22,769 shares
      outstanding in 1994, 21,953 in 1995                                  0                     0
    Capital in excess of par, net of deferred
      compensation of $414,000 in 1994
      and $332,000 in 1995                                            88,295                88,713
    Retained earnings                                                172,196               184,037
                                                                  -----------           -----------
                                                                     260,629               272,888
                                                                  -----------           -----------
                                                                   $ 521,492             $ 539,232
                                                                  ===========           ===========

  See accompanying notes to these condensed consolidated financial statements.

                UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      THREE MONTHS ENDED
                                                                            MARCH 31,
                                                                        (000'S UNAUDITED)
                                                                   1994              1995
                                                                ----------        -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                      $10,287            $11,841
  Adjustments to reconcile net income to net
   cash provided by operating activities:
   Depreciation & amortization                                      9,920             11,310
   Provision for self-insurance reserves                            2,900              4,504
  Changes in assets & liabilities, net of effects from
   acquisitions and dispositions:
   Accounts receivable                                             (5,946)            (5,693)
   Accrued interest                                                (1,601)            (1,891)
   Accrued and deferred income taxes                                3,458              7,262
   Other working capital accounts                                  (3,840)              (105)
   Other assets and deferred charges                                 (171)            (2,085)
   Other                                                              171                529
   Payments made in settlement of self-insurance claims            (3,889)            (1,566)
                                                                ----------        -----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                        11,289             24,106
                                                                ----------        -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Property and equipment additions                               (11,871)           (13,536)
   Disposition of assets                                              250                250
                                                                ----------        -----------
  NET CASH USED IN INVESTING ACTIVITIES                           (11,621)           (13,286)
                                                                ----------        -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Additional borrowings                                            2,284                  0
   Reduction of long-term debt                                          0            (10,148)
   Issuance of common stock                                           278                380
                                                                ----------        -----------
  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES               2,562             (9,768)
                                                                ----------        -----------

INCREASE IN CASH AND CASH EQUIVALENTS                               2,230              1,052
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                        569                780
                                                                ----------        -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                           $2,799             $1,832
                                                                ==========        ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Interest paid                                                    $3,423             $3,505
                                                                ==========        ===========

  Income taxes paid, net of refunds                                $3,049               $241
                                                                ==========        ===========

  See accompanying notes to these condensed consolidated financial statements.

                        UNIVERSAL HEALTH SERVICES, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1)  GENERAL

The consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and reflect all adjustments which, in the opinion of the Company, are necessary to fairly present results for the interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the accompanying disclosures are adequate to make the information presented not misleading. It is suggested that these financial statements be read in conjunction with the financial statements, accounting policies and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

(2)  EARNINGS PER SHARE

Earnings per share are based on the weighted average number of common shares outstanding during the year adjusted to give effect to common stock equivalents. Earnings per share have been adjusted for the three months ended March 31, 1994 to reflect the assumed conversion of the Company's convertible debentures. In April 1994, the Company redeemed the debentures which reduced the fully diluted number of shares outstanding by 451,233.

(3)  UNUSUAL ITEMS

Included in net revenues for the three month periods ended March 31, 1994 and 1995 was $3.0 million and $3.3 million, respectively, of additional revenues received from special Medicaid reimbursements received by one of the Company's acute care facilities which participates in the Texas Medical Assistance Program. Upon meeting certain conditions of participation and serving a disproportionally high share of the state's low income patients, the hospital became eligible and received additional reimbursement from the state's disproportionate share hospital fund. This program is scheduled to terminate in August, 1995 and the Company cannot predict whether this program will continue beyond the scheduled termination date.

(4)  OTHER LIABILITIES

Other noncurrent liabilities include the long-term portion of the Company's professional and general liability and workers' compensation reserves.

(5)  COMMITMENT AND CONTINGENCIES

Under certain agreements, the Company has committed or guaranteed an aggregate of $20,000,000 related principally to the Company's self-insurance programs and as support for various debt instruments and loan guarantees.

                      AIKEN REGIONAL MEDICAL CENTERS

                      FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1994
                      TOGETHER WITH AUDITORS' REPORT

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Aiken Regional Medical Centers:

We have audited the accompanying balance sheet of Aiken Regional Medical Centers as of December 31, 1994, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aiken Regional Medical Centers as of December 31, 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                    ARTHUR ANDERSEN LLP


Philadelphia, Pa.,
   June 6, 1995

                         AIKEN REGIONAL MEDICAL CENTERS
                                 BALANCE SHEETS
                                 (in thousands)

                                                                                             December 31,         March 31,
                                                                                                 1994                1995
                                                                                             ---------------    ---------------
                                                     ASSETS                                                        (Unaudited)
                                                     ------
                     CURRENT ASSETS:
                          Cash                                                               $       2,042      $         1,537
                          Accounts receivable, net of contractual allowances and
                            allowance for doubtful accounts of $14,582 and $16,639 in
                            1995 (unaudited) (Note 1)                                               14,988               15,431
                          Supplies (Note 1)                                                          2,102                2,128
                          Other current assets                                                         223                  193
                                                                                             -------------      ---------------
                                      Total current assets                                          19,355               19,289
                                                                                             -------------      ---------------
                     PROPERTY AND EQUIPMENT (Note 1):
                          Land                                                                       3,249                3,249
                          Buildings and improvements                                                25,976               25,976
                          Equipment                                                                 27,334               27,384
                                                                                             -------------      ---------------
                                                                                                    56,559               56,609
                          Less- Accumulated depreciation                                           (13,484)             (14,358)
                                                                                             -------------      ---------------
                                                                                                    43,075               42,251
                          Construction in progress                                                      56                  150
                                                                                             -------------      ---------------
                                                                                                    43,131               42,401
                                                                                             -------------      ---------------
                     GOODWILL (Note 1)                                                               8,005                7,946
                                                                                             -------------      ---------------
                     OTHER ASSETS (Note 1)                                                           1,625                1,897
                                                                                             -------------      ---------------
                                                                                             $      72,116      $        71,533
                                                                                             =============      ===============
                                      LIABILITIES AND STOCKHOLDER'S EQUITY
                                      ------------------------------------
                     CURRENT LIABILITIES:
                          Accounts payable                                                   $       3,721      $         2,140
                          Accrued liabilities                                                        1,809                1,615
                          Other current liabilities                                                  1,986                2,235
                                                                                             -------------      ---------------
                                      Total current liabilities                                      7,516                5,990
                                                                                             -------------      ---------------
                     DEBT ALLOCATED FROM AFFILIATE (Note 3)                                          9,464                4,500
                                                                                             -------------      ---------------
                     DUE TO AFFILIATE (Note 6)                                                      25,934               30,755
                                                                                             -------------      ---------------
                     COMMITMENTS AND CONTINGENCIES (Note 2)
                     STOCKHOLDER'S EQUITY:
                          Common stock                                                                   1                    1
                          Additional paid-in capital                                                    99                  157
                          Retained earnings                                                         29,102               30,130
                                                                                             -------------      ---------------
                                                                                                    29,202               30,288
                                                                                             -------------      ---------------
                                                                                             $      72,116      $        71,533
                                                                                             =============      ===============


      The accompanying notes are an integral part of these financial statements.

                         AIKEN REGIONAL MEDICAL CENTERS


                              STATEMENTS OF INCOME

                                 (in thousands)





                                                                                                Three Months Ended
                                                                         Year Ended                  March 31
                                                                        December 31,     ------------------------------
                                                                            1994              1994             1995
                                                                     -----------------   --------------   -------------
                                                                                                  (Unaudited)
           NET REVENUES                                              $       84,012      $      19,898    $      22,289
                                                                     --------------      -------------    -------------

           OPERATING CHARGES:
              Operating expenses (Note 6)                                    35,386              8,728            9,781
              Salaries and wages                                             25,637              6,080            6,445
              Provision for doubtful accounts                                 9,687              2,479            2,322
              Depreciation and amortization (Note 1)                          3,824                911              950
              Lease and rental expense (Note 2)                               1,445                404              317
              Interest expense, net of interest income of $193,
                 $5 and $30, respectively (Note 6)                              337                 82               60
              Management fees (Note 6)                                          841                210              660
                                                                     --------------      -------------    -------------
                            Total operating charges                          77,157             18,894           20,535
                                                                     --------------      -------------    -------------

           INCOME BEFORE INCOME TAXES                                         6,855              1,004            1,754

           PROVISION FOR INCOME TAXES (Note 5)                                2,816                412              726
                                                                     --------------      -------------    -------------

           NET INCOME                                                $        4,039      $         592    $       1,028
                                                                     ==============      =============    =============





      The accompanying notes are an integral part of these financial statements.

                         AIKEN REGIONAL MEDICAL CENTERS


                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                 (in thousands)




                                                                                     Additional
                                                                      Common           Paid-in         Retained
                                                                       Stock           Capital         Earnings
                                                                  ------------     ------------     ------------
        JANUARY 1, 1994                                               $    1          $  99         $     25,063

          Net income                                                     _               _                 4,039
                                                                      ------          -----         ------------

        DECEMBER 31, 1994                                                  1             99               29,102

          Net income (unaudited)                                         _               _                 1,028

          Capital contribution                                           _               58                   _
                                                                      ------          -----         ------------

        MARCH 31, 1995 (unaudited)                                    $    1          $ 157         $     30,130
                                                                      ======          =====         ============





   The accompanying notes are an integral part of these financial statements.

                         AIKEN REGIONAL MEDICAL CENTERS


                            STATEMENTS OF CASH FLOWS

                                 (in thousands)


                                                                                         Three Months Ended
                                                                  Year Ended                  March 31
                                                                 December 31,     ------------------------------
                                                                     1994              1994             1995
                                                              -----------------   --------------   -------------
                                                                                            (Unaudited)
    OPERATING ACTIVITIES:
        Net income                                            $          4,039    $         592   $        1,028
        Adjustments to reconcile net income to
           net cash provided by operating activities-
              Depreciation and amortization                              3,824              911              950
              Provision for doubtful accounts                            9,687            2,479            2,322
              Change in operating assets
                  and liabilities-
                    Accounts receivable                                 (9,869)          (2,580)          (2,765)
                    Other current assets                                  (186)             (12)               4
                    Other assets                                          (199)             (15)            (289)
                    Accounts payable                                       334             (367)          (1,579)
                    Other accrued liabilities                              274              334              111
                                                              ----------------    -------------   --------------
                     Net cash provided by
                         operating activities                            7,904            1,342             (218)
                                                              ----------------    -------------   --------------
    INVESTING ACTIVITIES:
        Additions to property and equipment                             (2,315)            (580)            (144)
                                                              ----------------    -------------   --------------
                     Net cash used in
                         investing activities                           (2,315)            (580)            (144)
                                                              ----------------    -------------   --------------
    FINANCING ACTIVITIES:
        Due to affiliate, net                                           (4,158)           1,509            4,821
        Repayment of debt                                                 _                  (1)          (4,964)
                                                              ----------------    -------------   --------------
                     Net cash (used in) provided by
                         financing activities                           (4,158)           1,508             (143)
                                                              ----------------    -------------   --------------
    CHANGE IN CASH                                                       1,431            2,270             (505)
    CASH, BEGINNING OF PERIOD                                              611              611            2,042
                                                              ----------------    -------------   --------------
    CASH, END OF PERIOD                                       $          2,042    $       2,881   $        1,537
                                                              ================    =============   ==============


   The accompanying notes are an integral part of these financial statements.

                         AIKEN REGIONAL MEDICAL CENTERS


                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1994



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Aiken Regional Medical Centers (the "Company"), owns and operates a 225 bed facility comprised of an acute care hospital (Aiken Regional Medical Center), a psychiatric hospital (Aurora Pavillion) and a cancer center (The Carolina Cancer Center) in Aiken, South Carolina. The Company is a wholly-owned subsidiary of Columbia/HCA.

In 1989, the Company's then parent (HCA) was acquired in a leveraged buyout transaction accounted for as a purchase. Accordingly, the accompanying financial statements include adjustments to reflect to allocation of HCA's cost, including an adjustment to increase the carrying value of property and equipment to fair value ($5,728,000) and to allocate the excess of cost over the fair value of tangible assets acquired to goodwill ($9,364,000).

The more significant accounting policies follow:

Net Revenues

Net revenues are reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. These net revenues are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Medicare and Medicaid revenues represented 39% and 14%, respectively, of net revenues for the year ended December 31, 1994. Net revenues in 1994 include $330,000 of favorable adjustments relating to prior year reimbursement issues.

The Company participates in the State of South Carolina's Medicaid Disproportionate Share Program. This program provides additional reimbursement to eligible hospitals based on the unreimbursed costs incurred in providing health care services to Medicaid and underinsured patients. Net revenues in 1994 include approximately $4.9 million of additional reimbursement recorded under this program as follows (in thousands):

     State fiscal year 1989                                $        2,400

     State fiscal year 1994 (for the period January 1,
       1994 to June 30, 1994)                                         988

     State fiscal year 1995 (for the period July 1,
       1994 to December 31, 1994)                                   1,521
                                                           --------------
                                                           $        4,909
                                                           ==============

In 1994, the Company successfully filed an appeal relating to its eligibility to participate in the State's fiscal year 1989 program. As a result of a settlement reached with the State, the Company recorded $2.4 million of net proceeds received in the third quarter, which amount is included in the table above.

Under the provisions of the State's fiscal year 1995 program, the Company will be entitled to additional disproportionate share payments through June 30, 1995. Management expects that the Company will be eligible for additional amounts under the State's fiscal year 1996 program (July 1, 1995 through June 30, 1996), although the amounts to be received under that program cannot presently be estimated. Management is unable to predict whether these disproportionate share payments will continue beyond the end of the State's fiscal year 1996.

Statements of Cash Flows

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Supplies

Supplies are valued at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment are stated at cost as described above. Expenditures for renewals and improvements are charged to the property accounts. Replacements, maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. The Company removes the cost and the related accumulated depreciation from the accounts for assets sold or retired, and resulting gains or losses are included in the results of operations.

Depreciation is provided using the straight-line method over the estimated useful lives of buildings and improvements (ranging from 5 to 40 years) and equipment (ranging from 4 to 20 years).

Goodwill

The goodwill amount recorded as described above is being amortized over 40 years. In 1994, amortization expense of $234,000 was charged to operations.

Other Assets

Other assets consist primarily of loans made to physicians. These loans have maturities ranging from 3 to 6 years and interest rates ranging from 0% to 8.5%.

2. COMMITMENTS AND CONTINGENCIES:

During the fourth quarter of 1994, the Company's parent signed a letter of intent to exchange Aiken Regional Medical Centers for a 104-bed acute care hospital, a 126-bed acute and psychiatric care hospital and cash. The closing of this transaction, which is expected to be completed during June of 1995, is subject to a number of conditions, including regulatory approval. The following assets and liabilities of Aiken Regional Medical Centers are excluded from this exchange: cash and cash equivalents, all intercompany receivables, restricted funds, accounts receivable, inventory, capital lease obligations and long-term indebtedness.

The Company's parent insures a substantial portion of its professional liability risks through a wholly-owned insurance subsidiary.

Minimum rental commitments under operating leases having an initial or remaining noncancelable lease term of more than one year as of December 31, 1994, are as follows:

          1995                                         $      414,000
          1996                                                304,000
          1997                                                283,000
          1998                                                239,000
          Thereafter                                             _
                                                       --------------
                                                       $    1,240,000
                                                       ==============

Various suits and claims arising in the ordinary course of business are pending against the Company. In the opinion of management, the outcome of such claims and litigation will not materially affect the Company's financial position or results of operations.

3. DEBT ALLOCATED FROM AFFILIATE:

The Company's parent has allocated a portion of its outstanding debt to Aiken Regional Medical Centers. In addition, the parent allocates interest incurred on the outstanding balance of this obligation (see Note 6).

4. EMPLOYEE RETIREMENT PLANS:

The Company's employees are eligible to participate in various retirement plans sponsored by Columbia/HCA. Company contributions to these plans represent a percentage of the employee's pay, a percentage of the employee's pay based on years of service or a match of the employee's contribution. Total expense recognized by the Company under these plans was $499,000 in 1994.

5. INCOME TAXES:

The Company's parent generally does not allocate federal and state income taxes to its subsidiary companies, including Aiken Regional Medical Centers. For financial reporting purposes only, the Company has estimated a tax provision for federal and state income taxes as if the Company filed a separate tax return.

The components of income tax provision for the year ended December 31, 1994, are as follows:

   Current provision:
      Federal                                     $   3,613,000
      State                                             543,000
                                                  -------------
                                                      4,156,000
                                                  -------------
   Deferred benefit:
      Federal                                        (1,165,000)
      State                                            (175,000)
                                                  -------------
                                                     (1,340,000)
                                                  -------------
                                                  $   2,816,000
                                                  =============

The financial statements reflect the accounting for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under FAS 109, deferred taxes are required to be provided based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Temporary differences giving rise to deferred taxes as of December 31, 1994, include doubtful accounts and other reserves, depreciable and amortizable assets and the conversion of cash basis to accrual basis of accounting.

Since the Company's parent does not directly charge its subsidiaries for federal and state income taxes, all accrued and deferred tax liabilities have been included in the amount due to affiliate in the accompanying balance sheet.

The Company's effective tax rate (41.1%) differs from its federal statutory rate (35%) due primarily to the effect of non-deductible depreciation and amortization (2.8%) and state income taxes, net of federal benefit (3.3%).

6. RELATED-PARTY TRANSACTIONS:

Columbia/HCA supports the Company in various operating areas and provides centralized cash management and other treasury services. All such intercompany transactions have been included in the accompanying financial statements and are reflected in the amount due to affiliate.

Certain common expenses of the consolidated group, including workers' compensation insurance, general and professional liability insurance and data processing services are allocated to the individual subsidiaries.

Parent Company allocations in the accompanying statement of income for the year ended December 31, 1994, are as follows:

   Included in operating expenses-
      Insurance                                $     919,000
      Data processing fees                           395,000
      Other                                           22,000
                                               -------------
                                                   1,336,000
   Management fees                                   841,000
   Interest                                          533,000
                                               -------------
           Total                               $   2,710,000
                                               =============

               Report of Independent Certified Public Accountants

Board of Directors
Manatee Hospitals and Health Systems, Inc.

We have audited the accompanying combined balance sheets of Manatee Hospitals and Health Systems, Inc. as of August 31, 1993 and 1994, and the related combined statements of revenue and expenses, changes in fund balances, and cash flows for the years then ended. These financial statements are the responsibility of the Organization's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Manatee Hospitals and Health Systems, Inc. at August 31, 1993 and 1994, and the combined results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                            ERNST & YOUNG LLP


Tampa, Florida
October 24, 1994

                    Manatee Hospitals and Health Systems, Inc.

                            Combined Balance Sheets

                             (Amounts in Thousands)

                                                                          AUGUST 31                MARCH 31
                                                                     1993           1994             1995
                                                                -----------------------------------------------
                                                                                                  (Unaudited)
 GENERAL FUND

 ASSETS
 Current assets:
   Cash and cash equivalents                                       $  4,989       $  6,903         $  4,185
   Short-term investments                                             6,046         10,305           12,062
   Accounts receivable, less allowance for doubtful accounts
     of $5,436 and $5,139 at August 31, 1993 and 1994,
     respectively, and $4,968 at March 31, 1995 (unaudited)          19,291         17,169           22,237
   Inventories                                                        2,793          2,517            2,609
   Prepaid expenses and other assets                                    347            237              465
   Current portion of assets whose use is limited                     4,634          5,070            1,577
                                                                -----------------------------------------------
 Total current assets                                                38,100         42,201           43,135

 Assets whose use is limited, less current portion                   13,454         11,342           11,403


 Property, plant and equipment:
   Land and land improvements                                         4,545          4,545            4,545
   Leasehold improvements                                               107            108              108
   Buildings                                                         52,902         56,153           57,127
   Equipment                                                         25,543         28,362           29,045
   Less allowances for depreciation                                 (27,507)       (32,516)         (35,462)
                                                                -----------------------------------------------
                                                                     55,590         56,652           55,363
   Construction in progress                                           1,432            641              256
                                                                -----------------------------------------------
                                                                     57,022         57,293           55,619

 Due from affiliated organizations                                   11,915         16,926           21,387

 Other assets:
   Debt issue costs, less accumulated amortization
     of $3,373 and $3,960 at August 31, 1993 and 1994,
     respectively, and $4,303 at March 31, 1995 (unaudited)           3,326          2,739            2,396
   Acquisition costs, less accumulated amortization of $655
     and $728 at August 31, 1993 and 1994, respectively,
     and $771 at March 31, 1995 (unaudited)                           1,386          1,313            1,270
   Other                                                              1,010            911              885
                                                                -----------------------------------------------
                                                                      5,722          4,963            4,551
                                                                -----------------------------------------------
 Total assets                                                      $126,213       $132,725         $136,095
                                                                ===============================================

 RESTRICTED FUND
 Due from general fund                                             $    914       $    828         $      -
                                                                ===============================================

                                                                         AUGUST 31               MARCH 31
                                                                    1993           1994            1995
                                                                -----------------------------------------------
                                                                                               (Unaudited)
 GENERAL FUND

 LIABILITIES AND FUND BALANCE
 Current liabilities:
   Accounts payable and accrued expenses                           $  6,887       $  6,882         $  5,324
   Accrued employee compensation and related liabilities              4,666          5,766            7,249
   Accrued interest payable                                           3,796          3,732            1,163
   Estimated third-party settlements                                    366          1,250            2,392
   Other current liabilities                                          2,369          2,310            2,297
   Current portion of long-term debt                                  1,557          1,645            1,737
                                                                -----------------------------------------------
 Total current liabilities                                           19,641         21,585           20,162



 Other liabilities                                                      777            759              532


 Long-term debt, less current portion and escrowed funds             83,894         82,259           80,869


 Fund balance                                                        21,901         28,122           34,532




                                                                -----------------------------------------------
 Total liabilities and fund balance                                $126,213       $132,725         $136,095
                                                                ===============================================

 RESTRICTED FUND
 Fund balance                                                      $    914       $    828         $      -
                                                                ===============================================


See accompanying notes.

                   Manatee Hospitals and Health Systems, Inc.

                  Combined Statements of Revenue and Expenses

                             (Amounts in Thousands)


                                            YEAR ENDED AUGUST 31               SEVEN-MONTH PERIOD ENDED MARCH 31
                                            1993            1994                  1994                   1995
                                     ----------------------------------------------------------------------------
                                                                                         (Unaudited)
 Net patient service revenue              $118,005        $114,814               $69,995               $72,524
 Other revenue                               1,849           2,399                 1,156                 1,950
                                     ----------------------------------------------------------------------------
 Total revenue                             119,854         117,213                71,151                74,474


 Expenses:
   Salaries and wages                       40,393          38,444                22,970                23,596
   Employee benefits                        10,539          10,587                 6,342                 6,536
   Supplies and other                       39,173          39,382                23,534                24,548
   Provision for doubtful accounts           9,666           8,663                 5,572                 5,349
   Depreciation and amortization             5,622           5,768                 3,286                 3,341
   Interest                                  7,779           7,440                 4,463                 4,974
                                     ----------------------------------------------------------------------------
 Total expenses                            113,172         110,284                66,167                68,344
                                     ----------------------------------------------------------------------------
                                             6,682           6,929                 4,984                 6,130

 Allocated costs                            (1,474)         (1,336)                 (835)                 (849)
                                     ----------------------------------------------------------------------------
 Income from operations                      5,208           5,593                 4,149                 5,281


 Nonoperating gains                            345             628                   286                   504
                                     ----------------------------------------------------------------------------
 Excess of revenue over expenses          $  5,553        $  6,221               $ 4,435               $ 5,785
                                     ============================================================================

See accompanying notes.

                   Manatee Hospitals and Health Systems, Inc.

                Combined Statements of Changes in Fund Balances

                             (Amounts in Thousands)


                                                                                                  SEVEN-MONTH
                                                                                                  PERIOD ENDED
                                                                  YEAR ENDED AUGUST 31              MARCH 31
                                                                  1993            1994                1995
                                                            ------------------------------------------------------
                                                                                                   (Unaudited)
 GENERAL FUND
 Balance at beginning of period                                   $16,248          $21,901            $28,122
 Excess of revenue over expenses                                    5,553            6,221              5,785
 Transfer from restricted fund                                        100                -                825
 Transfer to Foundation                                                 -                -               (200)
                                                            ------------------------------------------------------
 Balance at end of period                                         $21,901          $28,122            $34,532
                                                            ======================================================


 RESTRICTED FUND
 Balance at beginning of period                                   $   929          $   914            $   828
 Restricted expenditures                                                -              (86)                (3)
 Restricted donations                                                  85                -                  -
 Transfer to general fund                                            (100)               -               (825)
                                                            ------------------------------------------------------
 Balance at end of period                                         $   914          $   828            $     -
                                                            ======================================================

See accompanying notes.

                   Manatee Hospitals and Health Systems, Inc.

                       Combined Statements of Cash Flows

                             (Amounts in Thousands)

                                                     YEAR ENDED AUGUST 31            SEVEN-MONTH PERIOD ENDED MARCH 31
                                                     1993            1994                1994                 1995
                                             ----------------------------------------------------------------------------
                                                                                               (Unaudited)
 OPERATING ACTIVITIES AND
   NONOPERATING GAINS
 Excess of revenue over expenses                   $  5,553        $  6,221              $4,435              $5,785
 Adjustments to reconcile excess of
   revenue over expenses to net cash
   provided by operating
   activities and nonoperating gains:
     Depreciation and amortization                    5,622           5,768               3,286               3,341
     Change in current assets and current
       liabilities, exclusive of cash and
       cash equivalents and current
       portions of noncurrent assets and
       liabilities                                    1,405           4,450                (972)             (6,075)
     Increase (decrease) in other
       liabilities                                       65             (18)                (92)               (227)
                                             ----------------------------------------------------------------------------
 Net cash provided by operating activities
   and nonoperating gains                            12,645          16,421               6,657               2,824

 INVESTING ACTIVITIES
 Purchases of property, plant and
   equipment                                         (4,453)         (5,331)             (3,760)             (1,281)
 Increase in short-term investments                  (3,105)         (4,259)             (3,050)             (1,757)
 Decrease in assets whose use is
   limited                                            1,389           1,746               5,039               3,432
 (Increase) decrease in other assets                     (5)             99                 118                  26
 Restricted donations (expenditures)                     85             (86)               (103)                 (3)
                                             ----------------------------------------------------------------------------
 Net cash (used in) provided by investing
   activities                                        (6,089)         (7,831)             (1,756)                417


 FINANCING ACTIVITIES
 Transfer to Foundation                                   -               -                   -                (200)
 Payments to affiliated organizations                (5,972)         (5,011)             (1,659)             (4,461)
 Repayment of long-term debt                         (2,140)         (1,665)             (1,825)             (1,298)
                                             ----------------------------------------------------------------------------
 Net cash used in financing activities               (8,112)         (6,676)             (3,484)             (5,959)
                                             ----------------------------------------------------------------------------
 (Decrease) increase in cash and cash
   equivalents                                       (1,556)          1,914               1,417              (2,718)


 Cash and cash equivalents at
   beginning of period                                6,545           4,989               4,989               6,903
                                             ----------------------------------------------------------------------------
 Cash and cash equivalents at
   end of period                                   $  4,989        $  6,903              $6,406              $4,185
                                             ============================================================================


See accompanying notes.

                   Manatee Hospitals and Health Systems, Inc.

                     Notes to Combined Financial Statements

                                August 31, 1994


1.  OPERATIONS AND ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS AND ORGANIZATION

Manatee Hospitals and Health Systems, Inc. (the Organization) is a not-for-profit corporation affiliated through common corporate membership with Baptist Hospitals and Health Systems, Inc. (BHHS), an Arizona not-for-profit corporation. The Organization consists of Manatee Memorial Hospital (the Hospital) and related affiliates, Trumed, Inc., Intermed America, Inc., and Manatee Memorial Hospital Foundation, Inc. (the Foundation). The Hospital provides acute care inpatient and ambulatory care services, and Trumed, Inc. and Intermed America, Inc. provide home health care services and outpatient care services, respectively. The Foundation conducts fund-raising activities primarily for the benefit of the Hospital. The operations of these affiliates are combined in the accompanying financial statements. All significant intercompany transactions have been eliminated.

The Organization purchased from Manatee County (the County) the assets and assumed the obligations of Manatee Memorial Hospital on July 25, 1984. The Organization entered into an agreement with the County to provide medical care to qualified indigent County residents. The agreement requires the Organization to provide $150,000 of medical education services to County residents annually through September 1, 2000. As additional consideration, the Organization has agreed to make its best efforts to make certain capital improvements and additions to the Organization and to limit future management fees to BHHS to a certain percentage of gross patient service charges.

MISSION STATEMENT AND NONOPERATING GAINS AND LOSSES

The primary mission of the Organization is to provide health care services through its acute care and specialty care facilities. Only those activities directly associated with the furtherance of this purpose are considered to be operating activities. Other activities that result in gains or losses unrelated to the primary mission of the Organization are considered to be nonoperating.

CHARITY CARE

The Organization provides care to patients that meet certain criteria under its charity care policy without charge or at amounts less than its established rates. A patient is classified as a charity patient by reference to certain policies established by the Organization. Partial payments to which the Organization is entitled from public assistance and other programs on behalf of patients that

                   Manatee Hospitals and Health Systems, Inc.

1. OPERATIONS AND ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

meet the Organization's charity care criteria are reported as patient service revenue. The Organization considers the difference between established rates and such partial payments from public assistance and other programs to be charity care.

The Organization maintains records to identify the level of charity care provided. These records include the amount of charges foregone for services and supplies furnished under its charity care policy. The level of charity care provided (charges foregone, based upon established rates) totaled $22,200,000 in 1993 and $24,000,000 in 1994.

NET PATIENT SERVICE REVENUE

Net patient service revenue includes amounts estimated by management to be reimbursable by Medicare, Medicaid, and other third-party programs. The Organization recognizes estimated final settlements due from or to third-party programs. The final determination of reimbursement amounts is subject to audit by the intermediaries and final settlements are reflected in these statements for cost reports through the year ended August 31, 1992. Differences between estimated provisions and final settlements are reflected as net patient service revenue in the fiscal year the cost reports are finalized. Net patient service revenue includes approximately $1,994,000 recognized in the current year due to changes in estimated settlements. Presented below are the components of net patient service revenue presented in the combined statements of revenue and expenses:

                                                                               YEAR ENDED AUGUST 31
                                                                               1993             1994
                                                                         -------------------------------
                                                                                   (In Thousands)
         Total patient service charges                                      $201,375         $202,028
         Less contractual adjustments and other deductions
            from revenue                                                     (83,370)         (87,214)
                                                                         -------------------------------
         Net patient service revenue                                        $118,005         $114,814
                                                                         ===============================


ESTIMATED MEDICARE SETTLEMENTS

The Organization is covered under the Medicare Prospective Payment System (PPS) and is reimbursed a predetermined amount for inpatient services based, for the most part, on the Diagnosis Related Group (DRG) assigned to the patient. Since the amount is prospectively determined, retroactive settlements are not made for inpatient services under PPS.

                   Manatee Hospitals and Health Systems, Inc.

1. OPERATIONS AND ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Medicare outpatient services, bad debts, home health care services, and certain capital-related costs are reimbursed on a cost basis. Medicare cost reports are filed annually for reimbursement of these costs. Retroactive cost settlements are estimated and recorded in the financial statements for these amounts.

Charges for services to patients under the Medicare program as a percent of gross patient service charges approximated 54 percent in 1993 and 55 percent in 1994.

INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out method) or market.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include investments in highly liquid instruments with a maturity of three months or less at date of acquisition, excluding amounts whose use is limited by Board designation or other arrangements under trust agreements.

INVESTMENTS AND INVESTMENT INCOME

Marketable securities are carried at cost which approximates market value. Investment earnings on assets whose use is limited are reported as other revenue. All other investment earnings are reported as nonoperating gains.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at historical cost at date of acquisition or fair market value at date of donation. Depreciation expense is computed using the straight-line method. At August 31, 1994, the estimated cost to complete construction projects is approximately $200,000.

INCOME TAXES

The Hospital and Trumed, Inc. are exempt from federal income taxes under
Section 501(c)(3) of the Internal Revenue Code and from state income taxes under the provisions of Chapter 220.13 of the Florida Statutes. The Foundation is exempt under Section 509(a)(3) of the Internal Revenue

                   Manatee Hospitals and Health Systems, Inc.

1. OPERATIONS AND ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Code. Accordingly, income earned in furtherance of the Organization's tax-exempt purpose is exempt from federal and state income taxes. Intermed America, Inc. is a taxable entity. No provision has been made for income taxes since the amount is immaterial.

ACCRUED EMPLOYEE BENEFITS

The Organization has a plan for granting paid absences which combines all time normally granted for vacations and holidays. The benefits are accrued monthly and presented in the financial statements as a current liability.

RESTRICTED FUND

The Restricted Fund consists of specific purpose donor restricted assets.

DEBT ISSUE COSTS

Debt issue costs are amortized over the term of the related obligations using the straight-line method and the related amortization is included in depreciation and amortization expense.

RECLASSIFICATIONS

Certain reclassifications were made to the 1993 financial statements to conform to the 1994 presentation. These reclassifications had no effect on excess of revenue over expenses.

2.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods are used by the Organization in estimating the market value disclosures for certain financial instruments:

         Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates market value.

         Short-term investments: The values for U.S. Government securities which comprise short-term investments are based on quoted market prices.

                   Manatee Hospitals and Health Systems, Inc.

2.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

         Assets whose use is limited: The carrying amount of assets whose use is limited, which consist primarily of cash and cash equivalents and U.S. Government securities, approximates market value. Market value for U.S. Government securities is estimated based on quoted market prices for those or similar investments.

         Long-term debt: The fair value of the Organization's long-term debt is based on the quoted market prices for the outstanding issues.

The carrying amount and market values of the Organization's financial instruments at August 31, 1994 are as follows:

                                                                            CARRYING          MARKET
                                                                             AMOUNT            VALUE
                                                                         -------------------------------
                                                                                  (In Thousands)
         Cash and cash equivalents                                           $ 6,903          $ 6,903
         Short-term investments                                               10,305           10,204
         Assets whose use is limited                                          16,412           16,418
         Long-term debt, less escrowed funds                                  83,904           93,289

3.  ASSETS WHOSE USE IS LIMITED

Assets whose use is limited consist of:


                                                                                              AUGUST 31
                                                                                         1993           1994
                                                                                    ----------------------------
                                                                                           (In Thousands)
 Assets held for payment of bond principal and interest (Bond Fund)                     $ 4,634       $ 4,742
 Assets held to provide a reserve for the payment of principal
   and interest (Reserve Fund)                                                           10,409        10,109
 Assets held for payment of construction in progress (Acquisition Fund)                   1,638             -
 Asset held under self-insurance trust arrangements                                       1,407         1,561
                                                                                    ----------------------------
                                                                                         18,088        16,412
 Less current portion                                                                    (4,634)       (5,070)
                                                                                    ----------------------------
                                                                                        $13,454       $11,342
                                                                                    ============================

                   Manatee Hospitals and Health Systems, Inc.

3.  ASSETS WHOSE USE IS LIMITED (CONTINUED)

Assets held under self-insurance trust arrangements are amounts designated by the Board of Directors to pay for medical malpractice, workers' compensation and general liability claims within the deductible provisions of the insurance coverage.

Assets whose use is limited consist of United States Government securities, money market funds invested in United States Government securities, and cash and repurchase agreements. All such investments are carried at cost plus accrued interest.

4.  LONG-TERM DEBT

The Organization was obligated under long-term debt agreements as follows:

                                                                                             AUGUST 31
                                                                                        1993           1994
                                                                                  -----------------------------
                                                                                          (In Thousands)
        Industrial Development Revenue Bonds, Series 1991                             $21,306        $21,124
        Industrial Development Revenue Refunding Bonds:
          Series 1988                                                                   5,040          5,040
          Series 1987                                                                  53,093         53,098
          Series 1985, Serial and Term Bonds                                           54,522         53,251
          Series 1985, Compound Interest Bonds                                          3,588          3,943
        Other                                                                             267             98
        Escrowed investments for retirement of bonds                                  (52,365)       (52,650)
                                                                                  -----------------------------
                                                                                       85,451         83,904
        Less current portion                                                           (1,557)        (1,645)
                                                                                  -----------------------------
                                                                                      $83,894        $82,259
                                                                                  =============================

Industrial Development Revenue Bonds and Industrial Development Revenue Refunding Bonds described above are net of unamortized issue discounts at August 31, 1993 and 1994 of $670,000 and $621,800, respectively.

All bonds were issued pursuant to a Master Trust Indenture entered into between the Obligated Group and an Arizona bank, as trustee. The Obligated Group consists of Phoenix Baptist Hospital and Medical Center, Inc., Medical Environments, Inc., Northwest Development, Inc., and

                   Manatee Hospitals and Health Systems, Inc.

4.  LONG-TERM DEBT (CONTINUED)

Manatee Hospitals and Health Systems, Inc. Each member of the Obligated Group has issued indebtedness under the provisions of the Master Trust Indenture, which constitute separate issues of each issuer. The indebtedness of each issuer is collateralized by a deed of trust and mortgage and a security agreement granting security interests on certain encumbered property of Phoenix Baptist Hospital and Manatee Memorial Hospital.

The Master Trust Indenture provides for the joint and several liability on the part of each Obligated Group member for the payment of any notes issued under the Master Trust Indenture (see Note 8). The Master Trust Indenture places certain restrictions on the operations of the Obligated Group, which, among other things, includes minimum debt service coverage ratios, limits on encumbrances and liens, limits on additional indebtedness, and minimum insurance coverage.

In 1985, the Obligated Group refunded Series 1984 Bonds in advance of the scheduled maturity dates and was legally released from being the primary obligor on the Series 1984 Bonds. A portion of the proceeds from the Series 1985 Revenue Refunding Bonds was used to purchase government securities that were placed in a depository trust. The earnings and principal maturities of the securities in the depository trust will be sufficient to provide timely and adequate funds for the payment of all principal and interest on the refunded Series 1984 Bonds. Therefore, these assets and the Series 1984 Bonds (principal amount of $52,375,000 and $51,650,000 as of August 31, 1993 and 1994, respectively) are not included in the Organization's financial statements. A portion of the proceeds from the Series 1985 Revenue Refunding Bonds are held by the trustee in the Reserve Fund solely as security for the Series 1985 Revenue Refunding Bonds. The Series 1985 Revenue Refunding Bonds bear interest at rates ranging from 8.30% to 9.75%, payable annually with principal due September 1, 2014.

The proceeds of the Series 1987 Bonds were used to pay issuance costs and the remainder was used to purchase government securities which have been deposited into an escrow account administrated by the trustee. The investment income from the government securities, along with the principal, will be used for payment of interest on the Series 1987 Bonds through September 1, 1995, at which time the remaining proceeds will be used to partially redeem the serial and term bonds of the Series 1985 Bonds and redeem the compound interest bonds of the Series 1985 Bonds. Also on September 1, 1995 the Organization will begin paying debt service on the 1987 Bonds. Deposits with the trustee for debt service payments after the crossover date of September 1, 1995 will be equal to 10% of the aggregate principal amount of the Series 1987 Bonds.
The Series 1987 Bonds bear interest from 8.00% to 8.25%, payable semiannually and principal payable annually beginning September 1, 2002 through September 1, 2014.

                   Manatee Hospitals and Health Systems, Inc.

4.  LONG-TERM DEBT (CONTINUED)

The proceeds of the Series 1988 Bonds were used to pay issuance costs and the remainder to purchase government securities to be deposited in an escrow account. The earnings and principal will be used primarily for payment of interest and principal on the serial and term bonds of the Series 1985 through September 1, 1998. The Series 1988 Bonds bear interest from 7.00% to 7.20%, payable semiannually with principal payable semiannually beginning February 15, 1999 through September 1, 2001.

The proceeds of the Series 1991 Bonds were used to finance the costs of constructing and equipping a new surgery center and the first two floors of an adjacent medical office building, fund the Reserve Fund, pay interest on the Series 1991 Bonds during the estimated construction period, and pay issuance costs. The Series 1991 Bonds bear interest from 8.25% to 9.25% and mature at various dates through 2021.

Future maturities of long-term debt, including sinking fund requirements, are as follows:

         YEAR                                                                               AMOUNT
        ------                                                                        ------------------
                                                                                        (In Thousands)
         1995                                                                               $1,645
         1996                                                                                1,762
         1997                                                                                1,966
         1998                                                                                2,105
         1999                                                                                2,270

During 1993 and 1994, gross interest costs incurred approximated $12,401,000 and $12,261,000, respectively. Investment income earned on the escrowed funds established with proceeds of the qSeries 1987 Bonds is recorded as a reduction to interest expense and approximated $4,622,000 and $4,651,000 in 1993 and 1994, respectively. The Organization paid $11,221,000 and $11,799,000 during 1993 and 1994, respectively. The Organization capitalized interest of $170,000 during 1994.

At August 31, 1994, the Organization has available a $1,500,000 line of credit. No amounts were outstanding under this agreement at August 31, 1994.

                   Manatee Hospitals and Health Systems, Inc.

5.  TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

The amounts due from affiliated organizations reflected in the combined balance sheets relate to transactions with BHHS and other affiliates and generally represent working capital advances. The ultimate recoverability of amounts due from affiliated organizations is dependent upon those affiliates' ability to generate cash flow from operations sufficient in amount to support continuing operations and repay working capital advances. Interest is calculated on the outstanding balance in the intercompany account at the beginning of each month based upon the prime rate of Bank One Arizona. Intercompany interest income of $455,000 and $879,169 in 1993 and 1994 and data processing fees of $1,914,000 and $1,856,000 in 1993 and 1994, are included in other revenue and operating expenses, respectively, in the accompanying combined statements of revenue and expenses.

Allocated costs represent the Organization's share of the costs incurred by BHHS in providing accounting, administrative, consulting and other services to its affiliates.

6.  MALPRACTICE INSURANCE

Under its occurrence-basis commercial insurance coverage, the Organization is liable for specified deductible provisions up to a maximum of $100,000 per claim. The Organization funds coverage for the deductible provisions based on actuarial determinations and deposits such funds into a revocable trust account.

Losses from asserted claims and from unasserted claims identified under the Organization's incident reporting system are accrued based on estimates that incorporate the Organization's past experience as well as other considerations including the nature of each claim or incident. No accrual for possible losses attributable to incidents that may have occurred but that have not been identified under the incident reporting system has been made because the amount is not reasonably estimable. In management's opinion, any such incidents would not have a material adverse effect on the operations or financial position of the Organization.

7.  PENSION PLAN

The Organization has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's highest compensation for any five years of employment. The Organization's funding policy is to contribute annually at least the

                   Manatee Hospitals and Health Systems, Inc.

7.  PENSION PLAN (CONTINUED)

minimum amount that should be funded in accordance with the provisions of ERISA. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The plan's funded status and amounts recognized in the Organization's combined balance sheets as of August 31 are as follows:

                                                                                 1993               1994
                                                                         ---------------------------------------
 Actuarial present value of benefit obligations as of June 30:
   Accumulated benefit obligation, including vested
     benefits of $16,761,644 and $16,522,393 for
     1993 and 1994, respectively                                              $ 17,869,077       $ 17,645,529
                                                                         =======================================

 Projected benefit obligation for service rendered to date                    $(21,455,741)      $(20,131,971)
 Plan assets at fair value, primarily listed stock and U.S.
   Obligations                                                                  14,586,842         15,696,103
                                                                         ---------------------------------------
 Projected benefit obligation in excess of plan assets                          (6,868,899)        (4,435,868)
 Unrecognized net loss from past experience different
   from that assumed and effects of changes in assumptions                       4,320,460          1,388,615
 Unrecognized net transition obligation                                            488,108            433,874
                                                                         ---------------------------------------
                                                                                (2,060,331)        (2,613,379)
 Pension plan funding for July and August                                           88,000            111,303
                                                                         ---------------------------------------

 Accrued Pension Costs Included in Accrued
   Employee Compensation and Related Liabilities                              $ (1,972,331)      $ (2,502,076)
                                                                         =======================================

 Net pension cost included the following components:
   Service cost--benefits earned during the period                            $  1,202,681       $  1,334,715
   Interest cost on projected benefit obligation                                 1,494,834          1,743,139
   Actual return on plan assets                                                 (1,174,581)          (142,628)
   Net amortization and deferral                                                   284,237           (842,035)
                                                                         ---------------------------------------
 Net Periodic Pension Cost                                                    $  1,807,171       $  2,093,191
                                                                         =======================================

                   Manatee Hospitals and Health Systems, Inc.

7.  PENSION PLAN (CONTINUED)

Significant actuarial assumptions used in measuring benefit obligations and the expected return on plan assets are as follows:

                                                                                   JULY 1
                                                                           1993             1994
                                                                     ----------------------------------
 Weighted-average discount rate                                            8.5 %           8.25%
 Weighted-average rate of compensation increase                            4.75%           4.75%
 Expected rate of return on assets                                         9.0 %           9.0%

8.  COMMITMENTS AND CONTINGENCIES

The Organization is a member of an Obligated Group which, at August 31, 1994, consists of Medical Environments, Inc., Phoenix Baptist Hospitals and Medical Center, Inc. (Phoenix Baptist), Northwest Development, Inc., and Manatee Hospitals and Health Systems, Inc. This group is obligated for the payment of principal and interest on bonds issued under a Master Trust Indenture (see Note
4). As of August 31, 1994, the Organization is contingently liable for debt service payments on outstanding bonds totaling $90,883,000 which are payable by other members of the Obligated Group. In the opinion of management of the Organization, no contingent payments will be made by the Organization on outstanding bonds of the other members of the Obligated Group.

The future minimum lease payments under noncancelable operating leases with terms greater than one year are as follows:

                                                                                           OPERATING
       YEAR                                                                                 AMOUNT
      ------                                                                           ------------------
                                                                                         (In Thousands)
       1995                                                                                   $1,243
       1996                                                                                      688
       1997                                                                                      352
       1998                                                                                      132
       1999                                                                                       12
                                                                                       ------------------
                                                                                              $2,427
                                                                                       ==================


Rental expense on operating leases was approximately $1,677,000 and $1,807,000 for 1993 and 1994, respectively.

                   Manatee Hospitals and Health Systems, Inc.

9.  SUBSEQUENT EVENT

Subsequent to year end, Manatee Hospitals and Health Systems, Inc. entered into negotiations for a letter of intent to sell all assets of the Organization.
The anticipated sale will be contingent upon the completion of due diligence by the buyer and applicable regulatory approvals. It is anticipated that the Organization will recognize a gain on this sale.

10.  UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited interim combined financial statements include all adjustments, consisting only of normal recurring accruals, which the Organization considers necessary for a fair presentation of the financial position of the Organization as of March 31, 1995 and the results of operations for the seven-month periods ended March 31, 1994 and 1995, as presented in the accompanying unaudited interim combined financial statements.

As described in Note 9, the Organization is negotiating to sell all its assets to Universal Health Services, Inc. (UHS). In connection with the proposed sale, the Organization is being jointly managed by BHHS and UHS. The Organization paid UHS management fees of $500,000 which are included in supplies and other expenses in the statement of revenue and expenses for the seven-month period ended March 31, 1995.

As described in Note 4, the proceeds of the Series 1987 Bonds were used to pay issuance costs and the remainder was used to purchase government securities which have been deposited into an escrow account. The government securities matured in February 1995. Under the terms of the escrow agreement, the Organization cannot reinvest the proceeds of the investments that matured in February 1995. Consequently, the Organization will not recognize any investment earnings on these funds between February 1995 and September 1, 1995.

During November 1994, the Organization transferred $200,000 from its restricted fund to the Manatee Memorial Hospital Foundation, Inc. (an affiliated organization).

==================================================================================================
                                                                         $150,000,000
    NO  DEALER, SALESPERSON  OR  OTHER  PERSON HAS
 BEEN  AUTHORIZED  BY  THE  COMPANY  TO  GIVE  ANY
 INFORMATION OR  TO MAKE ANY REPRESENTATIONS OTHER
 THAN   THOSE   CONTAINED   OR   INCORPORATED   BY
 REFERENCE IN  THIS PROSPECTUS IN CONNECTION  WITH
 THE OFFER MADE  BY THIS PROSPECTUS AND, IF  GIVEN              UNIVERSAL HEALTH SERVICES, INC.
 OR MADE, SUCH INFORMATION  OR REPRESENTATION MUST
 NOT  BE RELIED  UPON AS  HAVING BEEN  AUTHORIZED.
 NEITHER THE DELIVERY OF  THIS PROSPECTUS NOR  ANY
 SALE    MADE   HEREUNDER    SHALL    UNDER    ANY
 CIRCUMSTANCES  CREATE AN  IMPLICATION THAT  THERE
 HAS BEEN NO CHANGE  IN THE AFFAIRS OF THE COMPANY
 SINCE THE DATE HEREOF.  THIS PROSPECTUS  DOES NOT
 CONSTITUTE AN  OFFER OR SOLICITATION BY ANYONE IN
 ANY STATE IN WHICH SUCH OFFER OR  SOLICITATION IS
 NOT AUTHORIZED  OR WHICH  THE PERSON  MAKING SUCH
 OFFER OR SOLICITATION  IS NOT QUALIFIED TO DO  SO
 OR TO ANYONE  TO WHOM IT IS UNLAWFUL TO MAKE SUCH
 OFFER OR SOLICITATION.                                                 DEBT SECURITIES



                 -----------------


                 TABLE OF CONTENTS

                                              Page
                                              ----

 Available Information . . . . . . . . . . . . . 2                    --------------------
 Incorporation of Certain Documents by
    Reference  . . . . . . . . . . . . . . . . . 2                         PROSPECTUS
 The Company . . . . . . . . . . . . . . . . . . 3
 Risk Factors  . . . . . . . . . . . . . . . . . 5                    --------------------
 Use of Proceeds   . . . . . . . . . . . . . . . 8
 Pro Forma Financial Information . . . . . . . . 9
 Selected Financial and Other Data . . . . . . . 17
 Managements' Discussion and Analysis of
 Financial Condition and Results of
 Operations  . . . . . . . . . . . . . . . . . . 18
 Healthcare Industry Overview  . . . . . . . . . 23
 Business  . . . . . . . . . . . . . . . . . . . 25
 Description of Debt Securities  . . . . . . . . 41
 Plan of Distribution  . . . . . . . . . . . . . 49
 Legal Matters   . . . . . . . . . . . . . . . . 50
 Experts . . . . . . . . . . . . . . . . . . . . 50
 Index to Financial Statements . . . . . . . . . F-1
==================================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following is an itemized statement of all estimated amounts of all expenses payable by the Registrant in connection with the registration of the Notes offered hereby, other than underwriting discounts and commissions:

         Registration Fee -- Securities and Exchange Commission . . . . . . . . . . . . . . . . . .. . . . . . $ 51,724.14
         Securities rating service fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . $ 40,000
         Blue Sky fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . $ 20,000
         Accountants' fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . $140,000
         Legal fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . $100,000
         Printing and engraving expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . .  $ 7,500
         Trustee Fees   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . .  $ 5,000
         Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . .  $35,775.86
                                                                                                                ----------
                 Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . $400,000.00
                                                                                                               ============



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. Section 7 of the By-Laws of the Company contains provisions for the indemnification of directors and officers of the Company.

ITEM 16.  EXHIBITS.

         1          --    Form of Standard Underwriting Provisions and Term
                          Agreement.

         4.1        --    Form of Indenture under which the Debt Securities are
                          to be issued.

         4.2        --    Form of Note (included in Exhibit 4.1).

         5          --    Opinion of Fulbright & Jaworski L.L.P.

         12         --    Computation of Ratio of Earnings to Fixed Charges.

         23.1       --    Consent of Arthur Andersen LLP.

         23.2       --    Consent of Ernst & Young L.L.P.

         23.3       --    Consent of Fulbright & Jaworski L.L.P. (included in
                          Exhibit 5.)

         24         --    Power of Attorney (included on signature page).

         25         --    Statement of Eligibility of the Trustee on Form T-1.

         99.1       -     Asset Exchange Agreement among C/HCA Development,
                          Inc., Universal Health Services, Inc., Aiken Regional
                          Medical Centers, Inc., Dallas Family Hospital, Inc.,
                          Westlake Medical Center, Inc. and UHS of Delaware,
                          Inc., as amended.

ITEM 17.  UNDERTAKINGS.

        (a)    The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement:

                       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement of any material change to such information in the registration statement;

        Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (d)    The undersigned hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF KING OF PRUSSIA, COMMONWEALTH OF PENNSYLVANIA, ON JUNE 14, 1995.



                                     UNIVERSAL HEALTH SERVICES, INC.


                                     By:             Alan B. Miller
                                        ---------------------------------------
                                                     Alan B. Miller
                                              Chairman of the Board, President
                                                  & Chief Executive Officer



                               POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan B. Miller and Kirk E. Gorman his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


 SIGNATURE                                   TITLE                                  DATE
 ---------                                   -----                                  ----
 Alan B. Miller                              Chairman of the Board, President,      June 14, 1995
 -----------------------------------------   Chief Executive Officer and
 Alan B. Miller                              Director (Principal Executive
                                             Officer)


 Leonard W. Cronkhite, Jr., M.D.             Director                               June 14, 1995
 -----------------------------------------
 Leonard W. Cronkhite, Jr., M.D.

 SIGNATURE                                   TITLE                                  DATE
 ---------                                   -----                                  ----
 John H. Herrell                              Director                              June 14, 1995
 -----------------------------------------
 John H. Herrell


 Robert H. Hotz                               Director                              June 14, 1995
 -----------------------------------------
 Robert H. Hotz


 Martin Myerson                               Director                              June 14, 1995
 -----------------------------------------
 Martin Myerson


 Sidney Miller                                Director                              June 14, 1995
 -----------------------------------------
 Sidney Miller


 Anthony Pantaleoni                           Director                              June 14, 1995
 -----------------------------------------
 Anthony Pantaleoni


 Kirk E. Gorman                               Senior Vice President and             June 14, 1995
 -----------------------------------------    Chief Financial Officer
 Kirk E. Gorman                               (Principal Financial Officer)


                                                          INDEX TO EXHIBITS

Exhibit                                                                                                      Page
- -------                                                                                                      ----
1        Form of Standard Underwriting Provisions
         and Term Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.1      Form of Indenture under which the Debt Securities are to
         be issued  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.2      Form of Note (included in Exhibit 4.1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
5        Opinion of Fulbright & Jaworski L.L.P. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
12       Computation of Ratio of Earnings to Fixed Charges  . . . . . . . . . . . . . . . . . . . . . . . . . . .
23.1     Consent of Arthur Andersen LLP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
23.2     Consent of Ernst & Young L.L.P.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
23.3     Consent of Fulbright & Jawsorski L.L.P. (included in
         Exhibit 5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
24       Power of Attorney (included on signature page) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
25       Statement of Eligibility of the Trustee on Form T-1  . . . . . . . . . . . . . . . . . . . . . . . . . .
99.1     Asset Exchange Agreement among C/HCA Development, Inc.,
         Universal Health Services, Inc., Aiken Regional Medical Centers, Inc.,
         Dallas Family Hospital,Inc., Westlake Medical Center, Inc.
         and UHS of Delaware, Inc., as amended  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .